Form 10-K, Exhibit 13
period 1995-10-31
SCIOTO DOWNS INC
filed 1996-01-23
CIK 87836

                                                                      EXHIBIT 13

Coopers                                     Coopers & Lybrand L.L.P.
&Lybrand                                    a professional services firm

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders
Scioto Downs, Inc.

We have audited the accompanying balance sheets of Scioto Downs, Inc. as of October 31, 1995 and 1994, and the related statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended October 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Scioto Downs, Inc. as of October 31, 1995 and 1994, and the results of its operations and its cash flows for each of the three years in the period ended October 31, 1995, in conformity with generally accepted accounting principles.

As discussed in Note 4 to the financial statements, the Company changed its method of accounting for income taxes in 1994.


                                          /s/ Coopers & Lybrand L.L.P.



Columbus, Ohio
November 29, 1995

SCIOTO DOWNS
BALANCE SHEETS
October 31, 1995 and 1994

                    ASSETS                                                               1995               1994
Current assets:
    Cash and cash equivalents                                                         $  787,786          $ 685,085
    Accounts receivable (Note 3)                                                          71,060             29,964
    Prepaid expenses and other                                                            77,950            121,004
    Investment in joint venture (Note 10)                                                 59,101             43,396
                                                                                      ----------          ---------

       Total current assets                                                              995,897            879,449
                                                                                      ----------          ---------

 Property and equipment, at cost (Notes 2 and 3):
    Buildings                                                                         14,441,531         14,304,220
    Land improvements                                                                  1,314,740          1,297,540
    Furniture and fixtures                                                             1,649,689          1,636,883
    Machinery and equipment                                                            1,373,104          1,290,596
                                                                                      ----------        -----------

                                                                                      18,779,064         18,529,239
         Less accumulated depreciation                                                11,279,018         10,585,435
                                                                                      ----------          ---------

                                                                                       7,500,046          7,943,804
 Construction in progress (Note 9)                                                                           49,513
 Land                                                                                    299,847            299,847
                                                                                      ----------          ---------

                                                                                       7,799,893          8,293,164
                                                                                      ----------          ---------

       Total assets                                                                  $ 8,795,790        $ 9,172,613
                                                                                     ===========         ==========






CONTINUED

SCIOTO DOWNS
BALANCE SHEETS

                LIABILITIES                                       1995              1994

 Current liabilities:
    Accounts payable, trade                                 $     167,392      $     135,646
    Dividends payable                                              29,789             29,789
    Current maturities, term debt (Note 8)                      3,247,411            100,000
    Deferred income taxes (Note 4)                                 11,880             22,520
    Accrued expenses:
       Property taxes                                             160,177            160,804
       Other                                                       48,538             44,476
                                                            --------------     --------------

       Total current liabilities                                3,665,187            493,235
                                                            --------------     --------------

 Minimum pension liability                                         78,566             83,123
                                                            --------------     --------------

 Deferred income taxes (Note 4)                                   180,864            274,032
                                                            --------------     --------------

 Term debt, net of current maturities (Note 8)                                     3,263,215
                                                                               --------------
 Commitments (Note 5)


           STOCKHOLDERS' EQUITY

 Common stock, $1.05 par value:
    Authorized: 3,600,000 shares
    Issued and outstanding: 595,767 shares                        625,555            625,555
 Capital in excess of par value of stock                        2,037,300          2,037,300
 Retained earnings                                              2,247,793          2,437,186
 Pension liability adjustment, net of taxes (Note 6)              (39,475)           (41,033)
                                                            --------------     --------------

       Total stockholders' equity                               4,871,173          5,059,008
                                                            --------------     --------------

       Total liabilities and stockholders' equity           $   8,795,790      $   9,172,613
                                                            ==============     ==============


The accompanying notes are an integral part of the financial statements.

SCIOTO DOWNS
STATEMENTS OF OPERATIONS
for the years ended October 31, 1995, 1994, and 1993

                                                                        1995              1994              1993

                                                                             61                61                 61
 Nights of racing                                                 --------------    --------------    ---------------

 Operating revenues:
    Pari-mutuel commissions and breakage                          $   4,690,408     $   4,660,088     $    4,647,173
       Less pari-mutuel taxes                                           842,511         1,076,533          1,066,663
                                                                  --------------    --------------    ---------------

                                                                      3,847,897         3,583,555          3,580,510
    Admissions                                                          197,700           204,384            228,103
    Concessions, program, parking, and other                            782,743           814,755            799,233
    Entry fees and purse monies added by others                         888,712           812,299            753,601
    Rental income from leased facilities (Note 3)                       305,226           316,009            358,282
    Pari-mutuel tax abatement earned (Note 7)                           294,683           301,316            317,633
                                                                  --------------    --------------    ---------------

                                                                      6,316,961         6,032,318          6,037,362
                                                                  --------------    --------------    ---------------
 Operating expenses:
    Purse awards                                                      2,597,178         2,493,017          2,470,281
    Salaries and wages                                                1,030,606         1,043,284          1,019,485
    Depreciation                                                        693,583           709,403            701,300
    Advertising                                                         338,779           338,111            310,754
    Real and personal property taxes                                    192,077           206,783            198,174
    Insurance                                                           177,440           201,545            212,660
    Repairs and maintenance                                             165,483           142,020            155,926
    Other operating and general                                       1,114,519           970,215            906,726
                                                                  --------------    --------------    ---------------

                                                                      6,309,665         6,104,378          5,975,306
                                                                  --------------    --------------    ---------------

       Income (loss) from racing operations                               7,296           (72,060)            62,056

 Equity in earnings of joint venture (Note 10)                           15,705            21,018              9,858

 Interest expense, net                                                 (258,855)         (292,078)          (352,596)
 Gain on sale of equipment                                                                                     3,500
                                                                  --------------    --------------    ---------------
       Loss before income tax benefit and change in
            accounting principle                                       (235,854)         (343,120)          (277,182)
 Income tax benefit of operating loss (Note 4)                          106,000           104,000             90,000
                                                                  --------------    --------------    ---------------
 Loss before cumulative effect of change in
       accounting principle                                            (129,854)         (239,120)          (187,182)

 Cumulative effect of change in accounting for
       income taxes                                                                        41,000
                                                                  --------------    --------------    ---------------

       Net loss                                                   $    (129,854)    $    (198,120)    $     (187,182)
                                                                  ==============    ===============   ===============



CONTINUED

SCIOTO DOWNS
STATEMENTS OF OPERATIONS


                                                                     1995              1994             1993
 Loss per common share:
    Loss before cumulative effect of change in
         accounting principle                                    $      (.22)      $      (.40)     $      (.31)
    Cumulative effect of change in accounting for
         income taxes                                                                      .07
                                                                 ------------      ------------     ------------
       Net loss per common share (Note 2)                        $      (.22)      $      (.33)     $      (.31)
                                                                 ============      ============     ============

 Average common shares outstanding                                   595,767           595,767          595,767
                                                                 ============      ============     ============


The accompanying notes are an integral part of the financial statements.

SCIOTO DOWNS
STATEMENTS OF STOCKHOLDERS' EQUITY
for the years ended October 31, 1995, 1994, and 1993

                                              COMMON STOCK          CAPITAL IN                    PENSION           TOTAL
                                                                    EXCESS OF      RETAINED      LIABILITY       STOCKHOLDERS'
                                         SHARES        AMOUNT       PAR VALUE      EARNINGS      ADJUSTMENT         EQUITY
                                       ----------    ----------    -----------    ----------    ------------    --------------


 Balance, October 31, 1992               595,767     $ 625,555     $ 2,037,300    $ 2,941,604                    $  5,604,459


    Net loss                                                                         (187,182)                       (187,182)
    Cash dividends                                                                    (59,538)(A)                     (59,538)
                                       ----------    ----------    ------------   ------------                   -------------


 Balance, October 31, 1993               595,767       625,555       2,037,300      2,694,884                       5,357,739

    Net loss                                                                         (198,120)                       (198,120)
    Cash dividends                                                                    (59,578)(A)                     (59,578)
    Pension liability adjustment, net of
        taxes (Note 6)                                                                           $  (41,033)          (41,033)
                                       ----------    ----------    ------------   ------------   -----------     -------------

 Balance, October 31, 1994               595,767       625,555       2,037,300      2,437,186       (41,033)        5,059,008

    Net loss                                                                         (129,854)                       (129,854)
    Cash dividends                                                                    (59,539)(A)                     (59,539)
    Pension liability adjustment, net of
        taxes (Note 6)                                                                                1,558             1,558
                                       ----------    ----------    ------------   ------------   -----------     -------------

 Balance, October 31, 1995               595,767     $ 625,555     $ 2,037,300    $ 2,247,793    $  (39,475)     $  4,871,173
                                       ==========    ==========    ============   ============   ===========     =============


 (A) Dividends per share:

    1993  $.10
          ----
    1994  $.10
          ----
    1995  $.10
          ----


The accompanying notes are an integral part of the financial statements.

SCIOTO DOWNS
STATEMENTS OF CASH FLOWS
for the years ended October 31, 1995, 1994, and 1993

                                                                        1995              1994              1993

 Cash flows from operating activities:
    Net loss                                                     $     (129,854)    $    (198,120)    $     (187,182)
                                                                 ---------------    --------------    ---------------
    Adjustments to reconcile net loss to net cash
         provided by operating activities:
       Equity in earnings of joint venture                              (15,705)          (21,018)            (9,858)
       Cumulative effect of change in accounting for
            income taxes                                                                  (41,000)
       Depreciation and amortization                                    728,526           753,346            701,300
       Gain on sale of equipment                                                                              (3,500)
       Deferred income taxes                                           (106,000)         (104,000)           (33,986)
       Change in refundable income taxes                                                   59,430             78,808
       Change in accounts receivable                                    (41,096)          (19,336)             9,820
       Change in prepaid expenses and other                               7,304            12,781                414
       Change in accounts payable, trade                                 31,746            52,058               (135)
       Change in accrued expenses                                         3,435            (9,469)            46,875
                                                                 ---------------    --------------    ---------------

       Total adjustments                                                608,210           682,792            789,738
                                                                 ---------------    --------------    ---------------

       Net cash provided by operating activities                        478,356           484,672            602,556
                                                                 ---------------    --------------    ---------------

 Cash flows from investing activities:
    Purchase of property and equipment, net                            (200,312)         (198,224)          (371,308)
    Proceeds from sale of property and equipment                                                               3,500
                                                                 ---------------    --------------    ---------------

       Net cash used in investing activities                           (200,312)         (198,224)          (367,808)
                                                                 ---------------    --------------    ---------------

 Cash flows from financing activities:
    Payments on term debt                                              (115,804)         (106,105)          (105,835)
    Dividends paid                                                      (59,539)          (59,578)           (59,538)
    Payment of refinancing fee                                                           (104,829)
                                                                 ---------------    --------------    ---------------

       Net cash used in financing activities                           (175,343)         (270,512)          (165,373)
                                                                 ---------------    --------------    ---------------

       Net increase in cash and cash equivalents                        102,701            15,936             69,375


 Cash and cash equivalents, beginning of year                           685,085           669,149            599,774
                                                                 ---------------    --------------    ---------------

       Cash and cash equivalents, end of year                    $      787,786     $     685,085     $      669,149
                                                                 ===============    ==============    ===============


CONTINUED

SCIOTO DOWNS
STATEMENTS OF CASH FLOWS

                                                                       1995               1994              1993

 Supplemental disclosures of cash flow information:
    Cash paid during the year:
       Interest paid                                             $      228,896     $     258,514     $      360,171
                                                                 ===============    ==============    ===============
       Income taxes refunded                                     $        1,372     $      57,728     $      137,808
                                                                 ===============    ==============    ===============

 Supplemental schedule of noncash financing activity:
    The Company reduced its net minimum pension liability by $1,558 in 1995, which is net of taxes.


The accompanying notes are an integral part of the financial statements.

SCIOTO DOWNS
NOTES TO THE FINANCIAL STATEMENTS

 1.   DESCRIPTION OF THE BUSINESS:

      Scioto Downs, Inc.'s (the Company) business is the ownership and operation of a harness-horse racing facility. Revenues are earned from commissions on pari-mutuel wagering and various other related revenues including admissions, concessions and parking.

 2.   ACCOUNTING POLICIES:

      The following is a summary of significant accounting policies followed in the preparation of the financial statements.

      a. CASH AND CASH EQUIVALENTS: The Company includes money market funds as cash equivalents.

      b. PROPERTY AND EQUIPMENT: The Company records asset acquisitions at cost. Depreciation is recognized on the straight-line method over the estimated useful lives of the applicable assets as follows:

                                                             ESTIMATED
                                                            USEFUL LIVES
                CLASS OF ASSETS                               (YEARS)
          Buildings                                           10 to 40
          Land improvements                                    6 to 20
          Furniture and fixtures                               4 to 20
          Machinery and equipment                              5 to 15

          For income tax purposes, assets are depreciated using accelerated methods over periods established by tax law.

          Maintenance, repairs and minor renewals are charged to expense as incurred, while major renewals and betterments are capitalized. The cost and related accumulated depreciation of assets sold or otherwise disposed of are removed from the related accounts, and resulting gains or losses are reflected in income.

SCIOTO DOWNS
NOTES TO THE FINANCIAL STATEMENTS, CONTINUED

      c. INCOME TAXES: The Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes, which requires a change from the deferred method to the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Under SFAS No. 109, the effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. Under the deferred method, deferred taxes were recognized using the tax rate applicable to the year of the calculation and were not adjusted for subsequent changes in tax rates.

          The Company adopted SFAS No. 109 in 1994 and has reported the cumulative effect of the change in the method of accounting for income taxes as of the beginning of 1994 in the statement of operations.

      d. NET INCOME (LOSS) PER SHARE: Net income (loss) per share of common stock is based upon the weighted average number of shares outstanding during each of the respective years.

      e. RECLASSIFICATIONS: Certain 1994 and 1993 amounts have been reclassified to conform with the 1995 presentation.

 3.   AFFILIATED ENTITY:

      The Company leases its racing facilities to Mid-America Racing Association, Inc. (Mid-America), which has common management and certain common stockholders with the Company. The facilities are leased for the period of time necessary to conduct an annual racing meet under the terms of a 25-year lease agreement which expires on December 31, 2013. The lease agreement provides for rental payments to the Company based upon percentages of daily pari-mutuel wagering during the meet with a minimum annual rental payment of $7,200. During 1995, Mid-America paid to the Company additional rents of $57,763. These additional payments are based upon two months of the Company's required debt service during the period in which Mid-America rents the Company's facilities. These additional payments are subject to annual approval by Mid-America. As discussed in
      Note 7, the lessee remits its portion of the pari-mutuel tax abatement to the Company. Such tax abatement remitted amounted to $128,964 in 1995, $135,860 in 1994 and $152,710 in 1993. In addition, the lessee is committed to pay certain operating expenses. Revenues from this lease are accounted for on the operating method.

      Accounts receivable include amounts due from Mid-America for the portion of certain shared corporate overhead expenses paid by Scioto Downs, Inc. and subsequently reimbursed by Mid-America. Such receivables were $45,506 and $19,172 as of October 31, 1995 and 1994,

SCIOTO DOWNS
NOTES TO THE FINANCIAL STATEMENTS, CONTINUED

      respectively, and such reimbursed expenses were $257,920 in 1995, $192,009 in 1994 and $293,263 in 1993.

 4.   INCOME TAXES:

      As discussed in Note 2, the Company adopted SFAS No. 109 as of the beginning of 1994. The cumulative effect on prior years of adopting this change in accounting principle increased net income by $41,000 and is reported separately in the statement of operations for the year ended October 31, 1994.

      Income tax benefit includes the following components:

                                                                        1995              1994             1993
                  Federal income taxes (benefit):
                    Current refundable                                                                $    (59,000)
                    Current benefit                              $     (59,000)     $     (143,000)
                    Deferred                                           (47,000)             39,000         (31,000)
                                                                 --------------     ---------------   -------------
                       Total                                     $    (106,000)      $    (104,000)   $    (90,000)
                                                                 ==============      ==============   =============

      A summary of the effective income tax rates is as follows:

                                                                        PERCENTAGE OF PRETAX LOSS/INCOME
                                                                   -----------------------------------------
                                                                     1995            1994             1993
                                                                   --------        --------         --------
                  Statutory federal rate                               (34)%           (34)%            (34)%
                  Surtax exemption                                       5               1                1
                  Permanent differences                                  3               3                1
                  Deferred tax rate adjustment                         (19)
                                                                   --------        --------         --------
                  Effective tax rate                                   (45)%           (30)%            (32)%
                                                                   ========        ========         ========


      The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities at October 31 are as follows:

                                                                                          1995              1994

                 Deferred tax liabilities arising from:
                   Depreciation                                                    $     517,547     $      537,827
                   Other, net                                                              9,791             20,940
                                                                                   --------------    ---------------

                      Total deferred tax liabilities                               $     527,338     $      558,767
                                                                                   ==============    ===============

                 Deferred tax assets arising from:
                   AMT credit/net operating loss carryovers                        $     393,046     $      309,715
                   Valuation allowance                                                   (78,775)           (68,650)
                   Pension liability adjustment                                           20,323             21,150
                                                                                   --------------    ---------------

                      Total deferred tax assets                                    $     334,594     $      262,215
                                                                                   ==============    ===============

SCIOTO DOWNS
NOTES TO THE FINANCIAL STATEMENTS, CONTINUED

      The Company has recorded a valuation allowance of $78,775 and $68,650 at October 31, 1995 and 1994, respectively, related to net operating loss carryforwards for state income taxes and contribution carryforward not expected to be utilized. Deferred tax assets, liabilities, and federal income tax expense in future years can be significantly affected by changes in enacted tax rates and the rates at which net operating loss carryforwards are utilized.

      At October 31, 1995, the Company has, for federal income tax purposes, approximately $59,000 in alternative minimum tax credit carryforwards and $843,457 in net operating loss carryforwards. The tax operating loss carryforwards expire over the years 2006 through 2009. The alternative minimum tax credit can be carried forward indefinitely.

 5.   COMMITMENTS:

      The Company leases pari-mutuel equipment under a five-year noncancelable operating lease which expires April 30, 1998. Rental expense was $116,854 in 1995, $106,339 in 1994 and $107,785 in 1993. The aggregate of the minimum rental payment for pari-mutuel equipment is based upon an annual minimum lease payment of $97,600 plus additional rental payments if pari-mutuel wagering exceeds certain predetermined levels.

 6.   RETIREMENT PLANS:

      The Company and Mid-America sponsor a noncontributory defined benefit pension plan covering all full-time employees meeting certain age and service requirements. The Company and Mid-America share proportionately the costs and related assets of the plan. The Company's total pension expense, which includes both current service costs and amortization of prior years' service costs, amounted to $26,169 in 1995, $20,880 in 1994 and $18,118 in 1993.

      The Company's funding policy is to contribute annually an amount sufficient to fund the plan's current service cost on a current basis, and to fund estimated past service costs over a thirty-year period using a different actuarial cost method and different assumptions from those used for financial reporting.

SCIOTO DOWNS
NOTES TO THE FINANCIAL STATEMENTS, CONTINUED

      Net pension expense includes the following components:

                                                                     1995              1994             1993

                  Service cost--benefits earned during
                       the year                                  $      13,648      $      13,487     $      14,568
                  Interest cost on projected benefit
                       obligations                                      31,155             30,454            24,879
                  Actual (gain) loss on plan assets                    (35,674)             5,318           (30,213)
                  Net amortization relating to the
                       deferral of initial transitional
                       obligation and subsequent gains
                       and losses                                       17,040            (28,379)            8,884
                                                                 --------------     --------------    --------------

                       Net pension expense                       $      26,169      $      20,880     $      18,118
                                                                 ==============     ==============    ==============


      The Company's portion of the funded status of the plan and (accrued) prepaid pension expense at October 31 is as follows:

                                                                     1995              1994             1993

                  Actuarial present value of benefit
                      obligations:
                    Vested benefits                              $     405,023      $     385,603     $     325,974
                    Nonvested benefits                                   8,486             12,901            13,858
                                                                 --------------     --------------    --------------

                  Accumulated benefit obligation                       413,509            398,504           339,832
                  Impact of future salary increases                     27,963             27,360            27,757
                                                                 --------------     --------------    --------------

                  Projected benefit obligation                         441,472            425,864           367,589
                  Plan assets at fair value, primarily a
                       diversified income fund and
                       cash equivalents                                330,935            312,640           325,167
                                                                 --------------     --------------    --------------
                  Plan assets in (deficiency) excess of
                       projected benefit obligation                   (110,537)          (113,224)          (42,422)
                  Items not recognized in income:
                    Unrecognized prior service cost                      2,803              3,075             3,313
                    Unrecognized net gain from past
                         experience different from that
                         assumed and effects of
                         changes in assumptions                         87,767             89,544            19,963
                  Initial transitional obligation which is
                       being amortized over 17.5 years                  15,959             17,864            19,574
                                                                 --------------     --------------    --------------
                       (Accrued) prepaid pension
                          expense                                $      (4,008)     $      (2,741)    $         428
                                                                 ==============     ==============    ==============


SCIOTO DOWNS
NOTES TO THE FINANCIAL STATEMENTS, CONTINUED

      Assumptions used for the plan are as follows:

                                                                     1995              1994              1993
                  Discount rate                                       7.50%            7.50%            7.50%
                  Rate of increase in compensation
                       levels                                         5.50%            5.50%            5.50%
                  Long-term rate of return on assets                  8.00%            8.00%            8.00%


      Plan assets have been valued at market value.

      During 1994, the Company recognized a minimum pension liability of $83,123, which is equal to the excess of the accumulated benefit obligation over plan assets. Also, the Company recognized a pension liability adjustment net of taxes of $41,033 as a charge to stockholders' equity, which is equal to the minimum pension liability, net of a pension asset.

      The Company and Mid-America have a 401(k) savings plan covering substantially all full-time employees. Company matching contributions expensed were $7,202 in 1995, $7,529 in 1994 and $7,154 in 1993.

 7.   PARI-MUTUEL TAX ABATEMENT:

      To encourage the improvement of racing facilities in Ohio, permit holders are allowed to recover 70% of the cost of qualified improvements as determined by the Ohio State Racing Commission. Such recovery is accomplished by reducing each day's pari-mutuel tax paid to the state by 3/4 of 1% of pari-mutuel wagering and continues for 15 years (10 years if construction of the improvements commenced after March 29, 1988), or until the total tax reduction reaches 70% of the cost of the improvement, whichever occurs first. Such abatement is available to all permit holders who race at the improved facility. By agreement, Mid-America remits its portion of the abatement to the Company (see Note 3). At October 31, 1995, the Company had $2,032,542 of abatement available for recovery in future periods.

      The Company earned pari-mutuel tax abatement (including amounts remitted by Mid-America) of $294,683 in 1995, $301,316 in 1994, and $317,633 in
      1993. Tax abatement less applicable income taxes had the following favorable impact on earnings per share: $.33 per share in 1995, $.33 per share in 1994, and $.35 per share in 1993.

 8.   DEBT FINANCING ARRANGEMENTS:

      The Company has available for its use a line of credit with a financial institution for $1,000,000. The line, which is renewed annually, calls for interest at the prime rate. At October 31, 1995 and 1994, the line had no outstanding balance.

SCIOTO DOWNS
NOTES TO THE FINANCIAL STATEMENTS, CONTINUED

      In November 1993, the Company refinanced its five-year term loan with the same financial institution. The Company paid a prepayment penalty of approximately $104,000 to refinance the loan. This prepayment penalty is being amortized on a straight-line basis over the remaining term of the loan. The revised term loan agreement calls for a 20-year amortization of the principal at a fixed rate of 6.875% and interest, with a minimum annual principal reduction of $100,000. A balloon payment for the remaining principal balance of $3,247,411 is due in October 1996, at which time the Company intends to refinance the loan.

      The term loan is collateralized by a first mortgage on the Company's real property facilities, as well as all other personal property, and an assignment of the rents from the Company's lease arrangements.

 9.   CONSTRUCTION IN PROGRESS:

      The Company is in the process of completing a multi-phase project of improvements to the grandstand roof. The first and second phases were completed in May 1993 and April 1995 at a cost of $330,978 and $118,028, respectively. The total cost of the first two phases of the project was capitalized to buildings. Management estimates that the total cost of the project will approximate $550,000. At October 31, 1995, the Company had not entered into any construction contracts for the remaining phase of construction.

10.   JOINT VENTURE:

      On January 14, 1992, the Company entered into a joint venture agreement for the purpose of installing and operating outdoor advertising at the Company's facilities. Revenues and expenses, as well as cash shortfalls, are shared equally by both participants in the joint venture. The Company accounts for its investment under the equity method of accounting. The Company recorded $15,075 in 1995, $21,018 in 1994, and $9,858 in 1993, as
      its proportionate share of the joint venture's earnings in its statements of operations.

SCIOTO DOWNS
FIVE-YEAR SUMMARY OF OPERATIONS

                             OCTOBER                1995            1994           1993          1992           1991
Operating revenues:
  Pari-mutual commissions and breakage           $ 4,690,408    $ 4,660,088    $ 4,647,173    $ 4,714,886    $ 4,684,947
    Less pari-mutual taxes                           842,511      1,076,533      1,066,663      1,079,526      1,060,266
                                                 ------------   ------------   ------------   ------------   ------------

                                                   3,847,897      3,583,555      3,580,510      3,635,360      3,624,681
  Admissions                                         197,700        204,384        228,103        261,374        317,036
  Concessions, program, parking, and other           782,743        814,755        799,233        835,227        792,336
  Entry fees and purse monies added by others        888,712        812,299        753,601        733,394        790,252
  Rental income from leased facilities               305,226        316,009        358,282        355,475        263,954
  Pari-mutuel tax abatement earned                   294,683        301,316        317,633        316,754        304,884
                                                 ------------   ------------   ------------   ------------   ------------
                                                   6,316,961      6,032,318      6,037,362      6,137,584      6,093,143
                                                 ------------   ------------   ------------   ------------   ------------

Operating expense:
  Purse awards                                     2,597,178      2,493,017      2,470,281      2,450,020      2,486,239
  Salaries and wages                               1,030,606      1,043,284      1,019,485      1,023,592      1,047,538
  Depreciation                                       693,583        709,403        701,300        700,957        599,493
  Advertising                                        338,779        338,111        310,754        327,362        413,793
  Real and personal property taxes                   192,077        206,783        198,174        186,155        164,394
  Insurance                                          177,440        201,545        212,660        187,418        193,294
  Repairs and maintenance                            165,483        142,020        155,926        177,562        165,277
  Other operating and general                      1,114,519        970,215        906,726        889,468        866,487
                                                 ------------   ------------   ------------   ------------   ------------
                                                   6,309,665      6,104,378      5,975,306      5,942,534      5,936,515
                                                 ------------   ------------   ------------   ------------   ------------

Income (loss) from racing operations                   7,296        (72,060)        62,056        195,050        156,628

Equity in earnings of joint venture                   15,705         21,018          9,858          9,535
Interest expense, net                               (258,855)      (292,078)      (352,596)      (381,947)      (157,498)
Gain on sale of equipment                                                            3,500
                                                 ------------   ------------   ------------   ------------   ------------

    Loss before income tax benefit and change in
        accounting principle                        (235,854)      (343,120)      (277,182)      (177,362)          (870)

Income tax benefit of operating loss                 106,000        104,000         90,000         56,000
                                                 ------------   ------------   ------------   ------------   ------------

Loss before cumulative effect of change in
    accounting principle                            (129,854)      (239,120)      (187,182)      (121,362)          (870)

Cumulative effect of change in accounting for
    income taxes                                                     41,000
                                                 ------------   ------------   ------------   ------------   ------------

     Net loss                                    $  (129,854)   $  (198,120)   $  (187,182)    $ (121,362)  $       (870)
                                                 ============   ============   ============   ============   ============

SCIOTO DOWNS
FIVE-YEAR SUMMARY OF OPERATIONS, CONTINUED


QUARTERLY SHARE DATA:

Set forth below are the high and low closing bid prices of Scioto Downs, Inc. as reported by Tradeline and the cash dividends paid and declared on a fiscal quarter basis for the two years ended October 31, 1995. These bid prices do not include retail markups, markdowns or commissions.

                                 LOW    HIGH    DIVIDENDS
1995    First Quarter 01/31     $10.50  $11.00
        Second Quarter 04/30    $10.50  $10.88
        Third Quarter 07/31     $10.88  $12.25    $.05
        Fourth Quarter 10/31    $12.25  $15.25    $.05


1994    First Quarter 01/31     $13.00  $16.50
        Second Quarter 04/30    $13.00  $15.00
        Third Quarter 07/31     $13.00  $15.00    $.05
        Fourth Quarter 10/31    $11.00  $15.00    $.05


The market for the Company's common stock is generally inactive.

The approximate number of common stockholders of the Company as of October 31, 1995 totaled 1,759.

The Company anticipates that the pattern of cash dividends paid in 1995 will be maintained in the near future.

SCIOTO DOWNS
SELECTED FINANCIAL DATA
FOR THE FIVE YEARS ENDED OCTOBER 31, 1995


                                         1995       1994       1993         1992        1991
Net loss per common share (a)       $     (.22) $    (.33)$     (.31)   $     (.20) $     (NIL)
                                    ========== ========== ==========    ========== ===========

Total assets                        $8,795,790 $9,172,613 $9,621,762    $9,961,563 $10,088,674
                                    ========== ========== ==========    ========== ===========

Cash dividends per common share     $      .10 $      .10 $      .10    $      .10 $       .44
                                    ========== ========== ==========    ========== ===========

Average common shares outstanding      595,767    595,767    595,767       595,767     595,767
                                    ========== ========== ==========    ========== ===========

Term obligations                    $3,247,411 $3,263,615 $3,369,320    $3,475,155  $3,570,237
                                    ========== ========== ==========    ========== ===========


(a) See Note 2 to the financial statements.



                            TWENTY-YEAR PER SHARE SUMMARY OF (LOSS) EARNINGS, DIVIDENDS, AND BOOK VALUE

                                                 (LOSS)                     BOOK
                               YEAR              EARNINGS     DIVIDENDS     VALUE
                               1995              $   (.22)    $  .10        $8.18
                               1994                  (.33)       .10         8.49
                               1993                  (.31)       .10         8.99
                               1992                  (.20)       .10         9.41
                               1991                   .00        .44         9.71
                               1990                   .21        .44        10.15
                               1989                   .71        .44        10.38
                               1988                   .68        .42        10.11
                               1987                   .44        .40         9.85
                               1986                   .76        .40         9.81
                               1985                   .51        .40         9.45
                               1984                   .83        .40         9.22
                               1983                   .62        .40         8.79
                               1982                   .47        .40         8.49
                               1981                   .53        .40         8.37
                               1980                   .54        .40         8.21
                               1979                   .74        .38         8.06
                               1978                   .82        .36         7.70
                               1977                   .72        .35         7.23
                               1976                   .56        .32         6.85

SCIOTO DOWNS, INC.
FISCAL YEAR 1995 COMPARED TO FISCAL YEAR 1994

GENERAL:

Scioto Downs, Inc.'s (the Company) operations are limited by the race dates assigned to it by the Ohio State Racing Commission. In Ohio, each permit holder may be granted 61 race days within a specified time period. The entire racing season at Scioto downs commencing in May and ending in September was divided between Scioto Downs, 61 days, and Mid-America Racing Association, Inc. (Mid-America), 54 days. As a result, all of the racing season for the Company falls within the third quarter ending July 31st. The majority of rental income from leasing the racing facility to Mid-America is earned during the fourth quarter ending October 31st.

RESULTS OF OPERATIONS:

Revenues from pari-mutuel commissions and breakage increased slightly at .1% or $30,320 despite a 5.8% decrease in attendance as a result of increased wagering from simulcasting two or four races per night in the 1995 season. Thus, per capita (average wagering per person) increased 6.3% from $94.46 in 1994 to $100.44 in 1995. Admissions income decreased by $6,684 due to a decrease in attendance. Pari-mutuel taxes decreased $234,022 or 22% due mainly to a new state tax law. Consequently, purse expense increased $104,161 since, by agreement with the horsemen, purses are calculated based on commissions net of pari-mutuel taxes. Entry fees and purse monies added by others increased by $76,413, due to a higher number of horses entered in stake events during the current race meet. Concessions, program, and other decreased primarily due to the decrease in attendance. Rental income and tax abatement pass through from Mid-America decreased by $10,783 and $6,633, respectively, due to a decrease in handle for Mid-America in 1995.

Interest expense is a result of debt required to finance the construction of the Clubhouse enclosure. The decrease of $33,223 is a result of the reduced principal balance of the debt.

Other operating and general expenses increased by $144,304 or 14.9% for 1995, primarily as a result of increased simulcasting expenses of $82,593 and minor increases in utilities, and other miscellaneous expenses.

SCIOTO DOWNS, INC.
FISCAL YEAR 1995 COMPARED TO FISCAL YEAR 1994, CONTINUED

LIQUIDITY AND CAPITAL RESOURCES:

The Clubhouse enclosure project was completed prior to the 1991 racing season at a total cost of approximately $5,316,000. The Company financed the project with a combination of internal funds of $1,641,000 and a $3,675,000 loan with its principal financial institution (see Note 8 of the notes to the financial statements for further details). The Company utilized its $1,000,000 line of credit to provide working capital during the off season and anticipates having to draw upon the line during the off season in 1996. The Company continued to generate positive cash flow from operations during 1995, despite the large amount of interest expense. Positive cash flow is anticipated to continue from operations in future years along with liquidity. The Company's ability to generate sufficient cash to meet its needs, on both a long-term and short-term basis, is not anticipated to be a problem based on the Company's strong current ratio of 1.92 (excluding the balloon portion of long-term debt) and long-term plans. The Company has paid cash dividends despite a net loss that is due principally to depreciation, a noncash item. However, the dividend has been reduced to offset the interest paid and to conserve cash. The term loan matures in October of 1996, at which time the Company anticipates refinancing the debt. The on-site planned material capital expenditures are discussed in Note 9 of the notes to the financial statements.

RECENT DEVELOPMENTS AND OUTLOOK:

The seven Ohio race tracks are currently in negotiations with each other to present legislation to allow "full card simulcasting." This would allow an unlimited number of out-of-state races to be simulcast at a track or parlor during the track's race meet dates. This will also allow cross-breed simulcasting; thus, Scioto will show thoroughbreds, as well as harness from out-of-state. This legislation will provide for increased utilization of current facilities and an opportunity to increase handle by offering additional diversified products.

SCIOTO DOWNS, INC.
FISCAL YEAR 1995 COMPARED TO FISCAL YEAR 1994, CONTINUED

During 1994, the Ohio General Assembly passed legislation authorizing the establishment by each race track of up to two off-track betting facilities in the state. This legislation did not become effective until after the close of the Company's 1994 racing season. The legislation also provides that if a track desires to establish an off-track betting facility, it must first offer all of the other tracks the opportunity to participate in that facility. Six of the seven Ohio tracks have elected to work together through a limited liability company to develop at least six off-track betting facilities. The consensus of the tracks involved is that the parlors should be opened as soon as possible with a minimum amount of capital expenditure. However, the consensus of the tracks now is that parlors are not viable until the "full card" legislation is passed as discussed above. Each track is committing to make an initial capital contribution of $100,000 to the group with the possibility of an additional capital contribution of up to $100,000. Scioto Downs and Mid-America Racing Association, Inc. have agreed that they will share these capital contributions and other expenses related to the off-track betting facilities on an equal basis. Once the off-track betting facilities are in operation, each of the tracks must send its races by simulcast to those facilities. The cost of sending the race signal is substantial and may be as high as $1,500 per day. Management is currently in negotiation with the horsemen and satellite companies to discuss ways to split the costs, as well as limit them through a shared network with all tracks participating in the group. The legislation also changed payment of a percentage of the handle to the Ohio Fair Fund and the Ohio Standardbred Development Fund from the funds retained by the race track to the funds paid to the state as a tax. The handle remained at current levels in 1995; thus, this change generated a savings of approximately $234,000 which was divided with the horsemen.

SCIOTO DOWNS, INC.
FISCAL YEAR 1994 COMPARED TO FISCAL YEAR 1993

GENERAL:

The Company's operations are limited by the race dates assigned to it by the Ohio Racing Commission. In Ohio, each permit holder may be granted 61 race days within a specified time period. The entire racing season at Scioto Downs commencing in May and ending in September was divided between Scioto Downs, 61 days, and Mid-America Racing Association, Inc. (Mid-America), 54 days. As a result, all of the racing season for the Company falls within the third quarter ending July 31st. The majority of rental income from leasing the racing facility to Mid-America is earned during the fourth quarter ending October 31st.

RESULTS OF OPERATIONS:

Total revenues remained constant with only a .08% decrease, while operating expenses also held steady with a 2.2% increase. A slight decrease in overall attendance of 639 or .27% from 1993, and a large increase in passes with free admission resulted in a decrease of $23,719 in admissions revenue. Rental income and tax abatement pass through from Mid-America decreased by $42,273 and $16,317, respectively, due to a decrease in handle for Mid-America in 1994 with six less racing days. Purse awards paid increased by $22,736 as a direct result of higher entry fees and purse monies added by others. Other operating and general expenses increased by $63,489 primarily as a result of simulcast expense, heating fuel cost, and group sales advertising increasing $23,260, $10,202 and $14,410, respectively.

SCIOTO DOWNS, INC.
FISCAL YEAR 1994 COMPARED TO FISCAL YEAR 1993, CONTINUED

LIQUIDITY AND CAPITAL RESOURCES:

The Clubhouse enclosure project was completed prior to the 1991 racing season at a total cost of approximately $5,316,000. The Company financed the project with a combination of internal funds of $1,614,000 and a $3,675,000 loan with its principal financial institution (see Note 8 of the notes to the financial statements for further details). The Company utilized its $1,000,000 line of credit to provide working capital during the off season and anticipates having to draw upon the line during the off season in 1995. The Company continued to generate positive cash flow from operations during 1994, despite the large amount of interest expense and $104,000 spent on refinancing the debt. Positive cash flow is anticipated to continue from operations in future years along with liquidity. The Company's ability to generate sufficient cash to meet its needs, on both a long-term and short-term basis, is not anticipated to be a problem based on the Company's strong current ratio of 1.88 and long-term plans. The Company has paid cash dividends despite a net loss that is due principally to depreciation, a noncash item. However, the dividend has been reduced to offset the interest paid and to conserve cash. The interest expense was reduced in fiscal 1994 by approximately $60,000 as a result of refinancing completed in the beginning of the year. The term loan matures in October of 1996 at which time the Company anticipates having to refinance the debt. The on-site planned material capital expenditures are discussed in Note 9 of the notes to the financial statements.

RECENT DEVELOPMENTS AND OUTLOOK:

During 1994, the Ohio General Assembly passed legislation authorizing the establishment by each race track of up to two off-track betting facilities in the state. This legislation did not become effective until after the close of the Company's 1994 racing season. The legislation also provides that if a track desires to establish an off-track betting facility, it must first offer all of the other tracks the opportunity to participate in that facility. Six of the seven Ohio tracks have elected to work together through a limited liability company to develop at least six off-track betting facilities. The consensus of the tracks involved is that the parlors should be opened as soon as possible with a minimum amount of capital expenditure. Each track is committing to make an initial capital contribution of $100,000 to the group with the possibility of an additional capital contribution of up to $100,000.

SCIOTO DOWNS, INC.
FISCAL YEAR 1994 COMPARED TO FISCAL YEAR 1993, CONTINUED

Scioto Downs and Mid-America Racing Association, Inc. have agreed that they will share these capital contributions and other expenses related to the off-track betting facilities on an equal basis. Once the off-track betting facilities are in operation, each of the tracks must send its races by simulcast to those facilities. The cost of sending the race signal is substantial and may be as high as $1,500 per day. Management is currently in negotiation with the horsemen and satellite companies to discuss ways to split the costs, as well as limit them through a shared network with all tracks participating in the group. The legislation also changed payment of a percentage of the handle to the Ohio Fair Fund and the Ohio Standardbred Development Fund from the funds retained by the race track to the funds paid to the state as a tax. If the handle remains at current levels, this change could potentially generate a savings of approximately $240,000 to be divided with the horsemen.

SCIOTO DOWNS, INC.
FISCAL YEAR 1993 COMPARED TO FISCAL YEAR 1992

GENERAL:

The Company's operations are limited by the race dates assigned to it by the Ohio State Racing Commission. In Ohio, each permit holder may be granted a maximum of 61 race days within a specified time period. The racing season of Scioto Downs was divided between Scioto Downs, 61 days, and Mid-America Racing Association, Inc. (Mid-America), 60 days. As a result, all of the racing season at Scioto Downs annually falls within the third quarter ending July 31st. The majority of rental income from leasing the racing facility to Mid-America is earned during the fourth quarter ending October 31st.

RESULTS OF OPERATIONS:

A decrease in overall attendance of 18.731 or 7.40% from 1992 resulted in decreases of $54,850, $33,272 and $35,994 in pari-mutuel commissions, admissions and concession revenues, respectively. Rental income from Mid-America increased by $2,807 due to a slight increase in handle for Mid-America in 1992.

Purse awards paid increased by $29,372 as a direct result of higher entry fees and purse monies added by others. Advertising expenses decreased by $16,608 as a result of small cuts in dollars budgeted for such expenses. The increase in insurance of $25,242 is a result of rising health insurance premiums.

LIQUIDITY AND CAPITAL RESOURCES:

The Clubhouse enclosure project was completed prior to the 1991 racing season at a total cost of approximately $5,316,000. The Company financed the project with a combination of internal funds of $1,614,000 and a $3,675,000 loan with its principal financial institution (see Note 8 of the notes to the financial statements for further details). The Company utilized its $1,000,000 line of credit to provide working capital during the off season and anticipates having to draw upon the line during the off season in 1994. The Company continued to generate positive cash flow from operations during 1993, despite the large amount of interest expense. Positive cash flow is anticipated to continue from operations in future years along with liquidity. The Company's ability to generate sufficient cash to meet its needs, on both a long-term and short-term basis, is not anticipated to be a problem based on the Company's strong current ratio of 1.91 and long-term plans. The Company has paid cash dividends despite a net loss that is due principally to depreciation, a noncash item. However, the dividend has been reduced to offset the interest paid and to conserve cash. The interest expense is expected to be reduced in fiscal 1994 by approximately $65,000 as a result of refinancing completed subsequent to year-end. The only planned material capital expenditures are discussed in Note 9 of the notes to the financial statements.