Form 10-K, Exhibit 13
period 1996-10-31
SCIOTO DOWNS INC
filed 1997-01-21
CIK 87836

THE 1996
ANNUAL REPORT

SCIOTO DOWNS, INC.

[PHOTO]

DIRECTORS         PRINCIPAL OCCUPATION

ROBERT S. STEELE  President and Chief Operating Officer of Scioto Downs, Inc.,
                  Vice-President, General Manager and Director of
                  Mid-America Racing Association, Inc.

WILLIAM C. HEER   Treasurer of Scioto Downs, Inc.; Vice-President, National
                  Graphics Corporation; Director and Treasurer, Mid-America
                  Racing Association, Inc.

JOHN J. CHESTER   Partner in the law firm of Chester, Willcox and Saxbe.

PAUL A. SOLDNER   Doctor of Veterinary Medicine.

LaVERNE A. HILL   Vice President and Director, Scioto Downs, Inc.,
                  President and Director, Mid-America Racing Association, Inc.

JOHN B. GERLACH   Chairman and Chief Executive Officer, Lancaster Colony Corp.

JOHN F. FISSELL   Retired Consultant, Sturm & Dillard Company

RUSSEL G. MEANS   Chairman of the Board, Employee Benefit Management Corp.

DELMER L. BONE    Elected official - County Commissioner, Greene County, Ohio;
                  Floral and beauty shop executive.

OFFICERS

ROBERT S. STEELE      President and Chief Operating Officer
LaVERNE A. HILL       Vice President
RODERICK H. WILLCOX   Secretary
WILLIAM C. HEER       Treasurer

STOCKHOLDERS' INQUIRIES
A copy of the Corporation's Annual Report for the year ended October 31, 1996 on Form 10-K as required to be filed with the Securities and Exchange Commission will be available after February 1, 1997. Stockholders may obtain a copy free of charge by writing to:

CYRIL J. ELBERT
SCIOTO DOWNS, INC.
P.O. BOX 07823
COLUMBUS, OHIO 43207-0823

Front Cover photo courtesy of Ed Keys

President's Letter to the Stockholders

The year produced many changes in Ohio's racing industry, and I am optimistic as we embark on our 39th season of racing at Scioto Downs. After hard work by all engaged in the racing industry, the Ohio General Assembly passed House Bill 561 in 1996, permitting full card simulcasting in the state of Ohio. This legislation went into effect on September 19, after Scioto Downs closed for the season. Racing fans at other tracks in Ohio have received the new product with enthusiasm. The early returns look promising for the visibility of Ohio harness racing, for the purse structure at Ohio tracks, and for the bottom line for all of Ohio racing.

Also, Issue 1 on the ballot in November [which would have permitted several river boat casinos in Ohio] was soundly defeated by the voters. The passage of this constitutional amendment would have been detrimental to racing in this state, as it not only did not provide any benefits for racing, but also specifically excluded racing simulcasts from the river boats.

We did face several challenges this past season. Competition for horses from Indiana and other surrounding states continues to be strong, and a record rainfall during the first five weeks of our 1996 meet impacted our handle and attendance negatively.

For the meet, our total handle was $20,579,567 and 200,993 guests attended the races. That translates into an average of 3,295 patrons and a handle of $337,370 per night for the 61-date meet. While both figures were down from 1995, our decline was much less than that of other harness tracks. The exceptions are tracks that have slot machines approved at their sites, such as Dover Downs in Delaware.

On the positive side, we posted our second $1 million handle during the meet, and in fact topped our previous best handle by more than $220,000! We made a concerted effort to promote our Jug Preview divisions, and were able to put our races on the cards at such tracks as Mohawk Raceway, Garden State Park, The Meadows, and Foxboro. The result was a total handle of $1,231,444, of which $477,744 was wagered on our four Preview divisions at other locations.

The enthusiastic response to our product is heartening as we look ahead to offering our full cards at tracks across North America.

We continued the Telephone Account Betting that started in 1994, with an average daily handle of $5,374 in 1996.

An agreement was reached with nearby thoroughbred track, Beulah Park, so that we would not be open for simulcasting at the same time. They are holding simulcasting during their live racing season while we are dark, and we receive a share of their simulcasting proceeds. Likewise, when we open our live meet and simulcasting program, Beulah will be dark and will receive a share of our simulcasting proceeds.

Because of the different needs and expectations of simulcasting patrons, there are numerous changes underway at Scioto Downs. First, our Penthouse Level is being transformed into our primary simulcasting facility, with the south end of the Clubhouse upgraded to take the overflow for simulcasting crowds.

We are adding 78 television sets to the Penthouse Level, which will be installed in banks of six. In the Clubhouse, we are adding 78 sets. Our guests in the Grandstand will also be able to take advantage of full card simulcasting, with additional television sets on both the Mezzanine Level and the main line.

Highlights on our 1997 stakes schedule include the popular Scarlett O'Hara, Pink Bonnet, and of course the competitive Ohio Sire Stakes and Fair Stakes. We also have plans to make Scioto Downs even more user-friendly than it has been in the past. Look for our family days, tours of the backstretch, and community outreach programs in 1997.


Sincerely,


Robert S. Steele,
President,
SCIOTO DOWNS, INC.

                               SCIOTO DOWNS, INC.
                                 BALANCE SHEETS
                            October 31, 1996 and 1995

                                     ASSETS

                                                                     1996            1995
                                                                     ----            ----
 CURRENT ASSETS:
  Cash and cash equivalents...................................$    621,591        $ 787,786
  Accounts receivable ........................................      47,106           71,060
  Prepaid expenses and other..................................      36,453           77,950
  Investment in joint venture ................................      82,446           59,101
                                                               -----------      -----------
          Total current assets................................     787,596          995,897
                                                               -----------      -----------
PROPERTY AND EQUIPMENT, AT COST:
  Buildings ..................................................  14,448,305       14,441,531
  Land improvements...........................................   1,314,740        1,314,740
  Furniture and fixtures......................................   1,650,495        1,649,689
  Machinery and equipment.....................................   1,556,376        1,373,104
                                                               -----------      -----------
                                                                18,969,916       18,779,064
    Less accumulated depreciation.............................  11,962,780       11,279,018
                                                               -----------      -----------
                                                                 7,007,136        7,500,046
  Land........................................................     299,847          299,847
                                                               -----------      -----------
                                                                 7,306,983        7,799,893
                                                               -----------      -----------
        Total assets..........................................$  8,094,579      $ 8,795,790
                                                               ===========      ===========

                                   LIABILITIES
CURRENT LIABILITIES:
  Accounts payable, trade.....................................$    167,937        $ 167,392
  Dividends payable...........................................      29,789           29,789
  Current maturities, term debt ..............................     100,000        3,247,411
  Deferred income taxes ......................................                       11,880
  Accrued expenses:
    Property taxes............................................     160,255          160,177
    Other.....................................................      45,053           48,538
                                                               -----------      -----------
        Total current liabilities.............................     503,034        3,665,187
                                                               -----------      -----------
MINIMUM PENSION LIABILITY ....................................      89,877           78,566
                                                               -----------      -----------
DEFERRED INCOME TAXES  .......................................       4,910          180,864
                                                               -----------      -----------
TERM DEBT, NET OF CURRENT MATURITIES .........................   3,025,855
                                                               -----------
COMMITMENTS


                              STOCKHOLDERS' EQUITY
COMMON STOCK, $1.05 PAR VALUE PER SHARE:
  Authorized: 3,600,000 shares
  Issued and outstanding: 595,767 shares......................     625,555          625,555
CAPITAL IN EXCESS OF PAR VALUE OF STOCK ......................   2,037,300        2,037,300
RETAINED EARNINGS ............................................   1,856,343        2,247,793
PENSION LIABILITY ADJUSTMENT, NET OF TAXES  ..................     (48,295)         (39,475)
                                                               -----------      -----------
            Total stockholders' equity........................   4,470,903        4,871,173
                                                               -----------      -----------

            Total liabilities and stockholders' equity........$  8,094,579      $ 8,795,790
                                                               ===========      ===========


The accompanying notes are an integral part of the financial statements.

                               SCIOTO DOWNS, INC.
                            STATEMENTS OF OPERATIONS

               for the years ended October 31, 1996, 1995 and 1994


                                                               1996              1995              1994
                                                               ----              ----              ----

NIGHTS OF RACING                                                61                61                61
                                                                --                --                --
OPERATING REVENUES:
  Pari-mutuel commissions and breakage .....................   $ 4,375,312    $ 4,690,408    $ 4,660,088
    Less pari-mutuel taxes .................................       771,643        842,511      1,076,533
                                                               -----------    -----------    -----------
                                                                 3,603,669      3,847,897      3,583,555
  Admissions ...............................................       179,990        197,700        204,384
  Concessions, program, parking, and other .................       751,606        782,743        814,755
  Entry fees and purse monies added by others ..............       782,704        888,712        812,299
  Rental income from leased facilities .....................       301,419        305,226        316,009
  Pari-mutuel tax abatement earned .........................       280,968        294,683        301,316
                                                               -----------    -----------    -----------

                                                                 5,900,356      6,316,961      6,032,318
                                                               -----------    -----------    -----------
OPERATING EXPENSES:
  Purse awards .............................................     2,510,802      2,597,178      2,493,017
  Salaries and wages .......................................     1,048,031      1,030,606      1,043,284
  Depreciation .............................................       697,196        693,583        709,403
  Advertising ..............................................       283,514        338,779        338,111
  Real and personal property taxes .........................       192,293        192,077        206,783
  Insurance ................................................       188,540        177,440        201,545
  Repairs and maintenance ..................................       174,879        165,483        142,020
  Other operating and general ..............................     1,095,954      1,114,519        970,215
                                                               -----------    -----------    -----------
                                                                 6,191,209      6,309,665      6,104,378
                                                               -----------    -----------    -----------

    (Loss) income from racing operations ...................      (290,853)         7,296        (72,060)

Equity in earnings of joint venture ........................        23,345         15,705         21,018

Interest expense, net ......................................      (249,383)      (258,855)      (292,078)
                                                               -----------    -----------    -----------
      Loss before income tax benefit and change
        in accounting principle ............................      (516,891)      (235,854)      (343,120)

Income tax benefit of operating loss .......................       185,000        106,000        104,000
                                                               -----------    -----------    -----------

Loss before cumulative effect of change in accounting
    principle ..............................................      (331,891)      (129,854)      (239,120)

Cumulative effect of change in accounting for income taxes .                                      41,000
                                                               -----------    -----------    -----------

        Net loss ...........................................   $  (331,891)   $  (129,854)   $  (198,120)
                                                               ===========    ===========    ===========
LOSS PER COMMON SHARE:
  Loss before cumulative effect of change in accounting
    principle ..............................................   $      (.56)   $      (.22)   $      (.40)
  Cumulative effect of change in accounting for income taxes                                         .07
                                                               -----------    -----------    -----------
NET LOSS PER COMMON SHARE ..................................   $      (.56)   $      (.22)   $      (.33)
                                                               ===========    ===========    ===========


AVERAGE COMMON SHARES OUTSTANDING ..........................       595,767        595,767        595,767
                                                               ===========    ===========    ===========


The accompanying notes are an integral part of the financial statements.

                               SCIOTO DOWNS, INC.
                       STATEMENTS OF STOCKHOLDERS' EQUITY
               for the years ended October 31, 1996, 1995 and 1994

                                                                CAPITAL IN                     PENSION
                                          COMMON STOCK           EXCESS OF                    LIABILITY            TOTAL
                                      --------------------       PAR VALUE      RETAINED      ADJUSTMENT,      STOCKHOLDERS'
                                      SHARES        AMOUNT        OF STOCK      EARNINGS     NET OF TAXES         EQUITY
                                      ------        ------        --------      --------     ------------         ------
Balance, October 31, 1993........    595,767      $625,555      $2,037,300     $2,694,884                       $5,357,739

    Net loss.....................                                                (198,120)                        (198,120)
    Cash dividends ..............                                                 (59,578)(A)                      (59,578)
    Pension liability
      adjustment, net of
      taxes .....................                                                              $ (41,033)          (41,033)
                                   ---------    ----------     -----------     -----------    -----------    --------------

Balance, October 31, 1994........    595,767       625,555       2,037,300      2,437,186        (41,033)        5,059,008

    Net loss.....................                                                (129,854)                        (129,854)
    Cash dividends ..............                                                 (59,539)(A)                      (59,539)
    Pension liability
      adjustment, net of
      taxes .....................                                                                  1,558             1,558
                                   ---------    ----------     -----------     -----------    -----------    --------------
Balance, October 31, 1995........    595,767       625,555       2,037,300      2,247,793        (39,475)        4,871,173

    Net loss.....................                                                (331,891)                        (331,891)
    Cash dividends...............                                                 (59,559)(A)                      (59,559)
    Pension liability
      adjustment, net of
      taxes .....................                                                                 (8,820)           (8,820)
                                   ---------    ----------     -----------     -----------    -----------    --------------
Balance, October 31, 1996........    595,767      $625,555      $2,037,300     $1,856,343      $ (48,295)       $4,470,903
                                   =========    ==========     ===========     ===========    ===========    ==============
(A)  Dividends per share:
      1994        $.10
                  ====
      1995        $.10
                  ====
      1996        $.10
                  ====

The accompanying notes are an integral part of the financial statements.

                               SCIOTO DOWNS, INC.
                            STATEMENTS OF CASH FLOWS
               for the years ended October 31, 1996, 1995 and 1994


                                                             1996         1995         1994
                                                             ----         ----         ----
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss) ............................................   $(331,891)   $(129,854)   $(198,120)
                                                           ---------    ---------    ---------

  Adjustments to reconcile net loss to net cash
    provided by operating activities:
    Equity in earnings of joint venture ................     (23,345)     (15,705)     (21,018)
    Cumulative effect of change in accounting
      for income taxes .................................                               (41,000)
    Depreciation and amortization ......................     732,139      728,526      753,346
    Deferred income taxes ..............................    (185,000)    (106,000)    (104,000)
    Change in refundable income taxes ..................                                59,430
    Change in accounts receivable ......................      23,954      (41,096)     (19,336)
    Change in prepaid expenses and other ...............       6,211        7,304       12,781
    Change in accounts payable, trade ..................         545       31,746       52,058
    Change in accrued expenses .........................      (3,407)       3,435       (9,469)
                                                           ---------    ---------    ---------
      Total adjustments ................................     551,097      608,210      682,792
                                                           ---------    ---------    ---------
      Net cash provided by operating activities ........     219,206      478,356      484,672
                                                           ---------    ---------    ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of property and equipment, net ..............    (204,286)    (200,312)    (198,224)
                                                           ---------    ---------    ---------

      Net cash used in investing activities ............    (204,286)    (200,312)    (198,224)
                                                           ---------    ---------    ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Payments on term debt ................................    (121,556)    (115,804)    (106,105)
  Dividends paid .......................................     (59,559)     (59,539)     (59,578)
  Payment of refinancing fee ...........................                              (104,829)
                                                           ---------    ---------    ---------
    Net cash used in financing activities ..............    (181,115)    (175,343)    (270,512)
                                                           ---------    ---------    ---------

    Net (decrease) increase in cash and cash equivalents    (166,195)     102,701       15,936

Cash and cash equivalents, beginning of year ...........     787,786      685,085      669,149
                                                           ---------    ---------    ---------

      Cash and cash equivalents, end of year ...........   $ 621,591    $ 787,786    $ 685,085
                                                           =========    =========    =========

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
  Cash paid during the year:
    Interest paid ......................................   $ 250,224    $ 228,896    $ 258,514
                                                           =========    =========    =========

    Income taxes refunded ..............................   $       0    $   1,372    $  57,728
                                                           =========    =========    =========

SUPPLEMENTAL SCHEDULE OF NONCASH FINANCING ACTIVITY:
  The Company increased (reduced) its net
    minimum pension liability, which is net of taxes ...   $   8,820    $  (1,558)   $  41,033


The accompanying notes are an integral part of the financial statements.

                       NOTES TO THE FINANCIAL STATEMENTS

1.   DESCRIPTION OF THE BUSINESS:

     Scioto Downs, Inc.'s (the Company) business is the ownership and operation of a harness horseracing facility located in Ohio. Revenues are earned from commissions on pari-mutuel wagering and various other related revenues including admissions, concessions and parking.

2.   ACCOUNTING POLICIES:

     The following is a summary of significant accounting policies followed in the preparation of the financial statements.

     A.   CASH AND CASH EQUIVALENTS:

          Cash and cash equivalents represent amounts on deposit with financial institutions, including money market investments. At October 31, 1996 and 1995, cash and cash equivalents included investments of approximately $612,000 and $648,000, respectively, held at one financial institution.

     B.   PROPERTY AND EQUIPMENT:

          The Company records asset acquisitions at cost. Depreciation is recognized on the straight-line method over the estimated useful lives of the applicable assets as follows:

                                            ESTIMATED USEFUL
    CLASS OF ASSETS                           LIVES (YEARS)
    Buildings................................... 10 to 40
    Land improvements............................ 6 to 20
    Furniture and fixtures....................... 4 to 20
    Machinery and equipment...................... 5 to 15

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

     D.   NET LOSS PER COMMON SHARE:

          Net loss per share of common stock is based on the weighted average number of shares outstanding during each of the respective years.

     E.   USE OF ESTIMATES:

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

3.   AFFILIATED ENTITY:

     The Company leases its racing facilities to Mid-America Racing Association, inc. (Mid America), which has common management and certain common stockholders with the company. The facilities are leased for the period of time necessary to conduct an annual racing meet under the terms of a 25-year lease agreement which expires on December 31, 2013. The lease agreement provides for rental payments to the Company based upon percentages of daily pari-mutuel wagering during the meet with a minimum annual rental payment of $7,200. During 1996, 1995 and 1994, Mid-America paid to the Company additional rents of $57,763 each year. These additional payments are based upon two months of the Company's required debt service during the period in which Mid-America rents the Company's facilities. These additional payments are subject to annual approval by Mid-America. The gross lease income was $301,419 in 1996, $305,226 in

     1995 and $316,009 in 1994. As discussed in Note 7, the lessee remits its portion of the pari-mutuel tax abatement to the Company. Such tax abatement remitted amounted to $126,621 in 1996, $128,964 in 1995 and $135,860 in
     1994. In addition, the lessee is required to pay certain operating expenses. Revenues from this lease are accounted for on the operating method.

     Accounts receivable includes amounts due from Mid-America for the portion of certain shared corporate overhead expenses paid by Scioto Downs, Inc. and subsequently reimbursed by Mid-America. Such receivables were $6,836 and $45,506 at October 31, 1996 and 1995, respectively, and such reimbursed expenses were $277,000 in 1996, $257,920 in 1995 and $192,009 in 1994.

4.   INCOME TAXES:

     As discussed in Note 2, the Company adopted SFAS No. 109 as of the beginning of 1994. The cumulative effect on prior years of adopting this change in accounting principle increased net income by $41,000 and is reported separately in the statement of operations for the year ended October 31, 1994.

    Income tax benefit includes the following components:

                                                                                 1996             1995              1994
                                                                                 ----             ----              ----
   Federal income taxes (benefit):
     Deferred.......................................................         $(185,000)        $(106,000)       $(104,000)
                                                                             ---------         ---------        ---------
     Total..........................................................         $(185,000)        $(106,000)       $(104,000)
                                                                             =========         =========        =========


   A summary of the effective income tax rates is as follows:

                                                                                           PERCENTAGE OF PRETAX LOSS
                                                                                     -------------------------------------

                                                                                   1996             1995              1994
                                                                                  -----            -----             -----
    Statutory federal rate..........................................              (34)%            (34)%             (34)%
    Surtax exemption................................................                                 5                 1
    Permanent differences...........................................                7                3                 3
    Deferred tax rate adjustment....................................               (9)             (19)
                                                                                 ----             ----              ----

    Effective tax rate..............................................              (36)%            (45)%             (30)%
                                                                                  ===              ===               ===


     The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities at October 31 are as follows:

                                                                                           1996                    1995
                                                                                           ----                    ----
      DEFERRED TAX ASSETS ARISING FROM:
      AMT credit/net operating loss carryovers......................                    $ 511,153               $ 393,046
      Valuation allowance...........................................                     ( 97,071)                (78,775)
      Pension liability adjustment..................................                       24,880                  20,323
                                                                                        ---------               ---------
        Total deferred tax assets...................................                    $ 438,962               $ 334,594
                                                                                        =========               =========

      DEFERRED TAX LIABILITIES ARISING FROM:
      Depreciation..................................................                    $ 443,872               $ 517,547
      Other, net....................................................                                                9,791
                                                                                        ---------               ---------
        Total deferred tax liabilities..............................                    $ 443,872               $ 527,338
                                                                                        =========               =========

    The Company has recorded a valuation allowance of $97,071 and $78,775 at October 31, 1996 and 1995, respectively, related to net operating loss carryforwards for state income taxes and contribution carryforwards not expected to be utilized. Deferred tax assets, liabilities, and federal income tax expense in future years can be significantly affected by changes in enacted tax rates and the rates at which net operating loss carryforwards are utilized.

     At October 31, 1996, the Company has, for federal income tax purposes, approximately $59,000 in alternative minimum tax credit carryforwards and $1,315,000 in net operating loss carryforwards. The tax operating loss carryforwards expire over the years 2008 through 2011. The alternative minimum tax credit can be carried forward indefinitely.


5.   COMMITMENTS:

     The Company leases pari-mutuel equipment under a five-year noncancelable operating lease which expires April 30, 1998. Rental expense was $115,871 in 1996, $116,854 in 1995 and $106,339 in 1994. The aggregate of the minimum rental payment for pari-mutuel equipment is based upon an annual minimum lease payment of $97,600 plus additional rental payments if pari-mutuel wagering exceeds certain predetermined levels. During January 1997, the Company entered into an agreement to purchase and install approximately $455,000 of simulcasting equipment.

6.   RETIREMENT PLANS:

     The Company and Mid-America sponsor a noncontributory defined benefit pension plan covering all full-time employees meeting certain age and service requirements. The Company and Mid-America share proportionately the costs and related assets of the plan. The Company's total pension expense, which includes both current service costs and amortization of prior years' service costs, amounted to $26,537 in 1996, $26,169 in 1995 and $20,880 in 1994.

     The Company's funding policy is to contribute annually an amount sufficient to fund the plan's current service cost on a current basis, and to fund estimated past service costs over a thirty-year period using a different actuarial cost method and different assumptions from those used for financial reporting.

     Net pension expense includes the following components:

                                                                                1996              1995              1994
                                                                                ----              ----              ----


   Service cost - benefits earned during the year                             $ 14,627         $ 13,648           $ 13,487
   Interest cost on projected benefit obligations...................            32,381           31,155             30,454
   Actual (gain) loss on plan assets................................           (17,709)         (35,674)             5,318
   Net amortization relating to the deferral of initial
    transitional obligation and subsequent gains and losses.........            (2,762)          17,040            (28,379)
                                                                              --------         --------           --------

   Net pension expense..............................................          $ 26,537         $ 26,169           $ 20,880
                                                                              ========         ========           ========

     The Company's portion of the funded status of the plan and accrued pension expense at October 31 is as follows:

                                                                                   1996             1995              1994
                                                                                  -----            -----             -----
  Actuarial present value of benefit obligations:
      Vested benefits...............................................           $421,432         $405,023           $385,603
      Nonvested benefits............................................              9,477            8,486             12,901
                                                                               --------         --------           --------
  Accumulated benefit obligation....................................            430,909          413,509            398,504
  Impact of future salary increases.................................             29,136           27,963             27,360
                                                                               --------         --------           --------
  Projected benefit obligation......................................            460,045          441,472            425,864
  Plan assets at fair value, primarily a diversified
    income fund and cash equivalents................................            334,520          330,935            312,640
                                                                               --------         --------           --------
  Plan assets in deficiency of projected
    benefit obligation..............................................           (125,525)        (110,537)          (113,224)
  Items not recognized in income:
      Unrecognized prior service cost ..............................              2,547            2,803              3,075
      Unrecognized net gain from past experience
        different from that assumed and effects of
        changes in assumptions......................................            102,311           87,767             89,544
  Initial transitional obligation which is being
    amortized over 17.5 years.......................................             14,155           15,959             17,864
  Accrued pension expense...........................................            $(6,512)         $(4,008)           $(2,741)
                                                                               ========          =======            =======



Assumptions used for the plan are as follows:

                                                                                  1996             1995               1994
                                                                                 -----            -----              -----
  Discount rate.....................................................              7.50%            7.50%              7.50%
  Rate of increase in compensation levels...........................              5.50%            5.50%              5.50%
  Long-term rate of return on assets................................              8.00%            8.00%              8.00%

   Plan assets have been valued at market value.

   The Company and Mid-America have a 401(k) savings plan covering substantially all full-time employees. The Company expensed matching contributions of $7,656 in 1996, $7,202 in 1995 and $7,529 in 1994.


7. PARI-MUTUEL TAX ABATEMENT:

   To encourage the improvement of racing facilities in Ohio, permit holders are allowed to recover 70% of the cost of qualified improvements as determined by the Ohio State Racing Commission. Such recovery is accomplished by reducing each day's pari-mutuel tax paid to the state by 3/4 of 1% of pari-mutuel wagering and continues for 15 years (10 years if construction of the improvements commenced after March 29, 1988), or until the total tax reduction reaches 70% of the cost of the improvement, whichever occurs first. Such abatement is available to all permit holders who race at the improved facility. By agreement, Mid-America remits its portion of the abatement to the Company (see Note 3). At October 31, 1996, the Company had $1,751,574 of abatement available for recovery in future periods.

   The Company earned pari-mutuel tax abatement (including amounts remitted by Mid-America) of $280,968 in 1996, $294,683 in 1995 and $301,316 in 1994.

8. DEBT FINANCING ARRANGEMENTS:

   The Company has available for its use a line of credit with a financial institution for $1,000,000. The line, which is renewed annually, calls for interest at the prime rate (8.25% at October 31, 1996). The Company borrowed and subsequently repaid $415,000 during fiscal 1996. At October 31, 1996 and 1995, the line had no outstanding balance.

   In October 1996, the Company refinanced its five-year term loan with the same financial institution. The revised term loan agreement calls for a fifteen-year amortization of the principal at a fixed rate of 8.15% and interest, with a minimum annual principal reduction of $100,000. A balloon payment for the remaining principal is due in November 2001. The aggregate amount of the required annual principal payments at October 31, 1996 is as follows:

               1997                                           $ 100,000
               1998                                             100,000
               1999                                             100,000
               2000                                             100,000
               2001                                             100,000
               Thereafter                                     2,625,855
                                                             ----------
                   Total                                     $3,125,855
                                                             ==========

   The term loan is collateralized by a first mortgage on the Company's real property facilities, as well as all other personal property, and an assignment of the rents from the Company's lease arrangements.


9. JOINT VENTURE:

   On January 14, 1992, the Company entered into a joint venture agreement for the purpose of installing and operating outdoor advertising at the Company's facilities. Revenues and expenses, as well as cash shortfalls, are shared equally by both participants in the joint venture. The Company accounts for its investment under the equity method of accounting. The Company recorded $23,345 in 1996, $15,075 in 1995 and $21,018 in 1994, as its proportionate share of the joint venture's earnings in its statements of operations.

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders
Scioto Downs, Inc.

    We have audited the accompanying balance sheets of Scioto Downs, Inc. as of October 31, 1996 and 1995, and the related statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended October 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Scioto Downs, Inc. as of October 31, 1996 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended October 31, 1996 in conformity with generally accepted accounting principles.

    As discussed in Note 4 to the financial statements, the Company changed its method of accounting for income taxes in 1994.


                                                       /s/ Coopers & Lybrand LLP

Columbus, Ohio
January 6, 1997


1996 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITIONS AND RESULTS OF OPERATIONS

OVERVIEW

    The following should be read in conjunction with the Selected Financial Data and the Financial Statements of the company, including the respective notes thereto, all of which are included herein.


GENERAL

    The Company's operations are limited by the race dates assigned to it by the Ohio State Racing Commission. In Ohio, each permit holder may be granted 61 race days within a specified time period. The entire racing season at Scioto Downs commencing in May and ending in September was divided between Scioto Downs, 61 days, and Mid-America Racing Association, 54 days. As a result, the entire racing season for the Company falls within the third quarter ending July 31st. The majority of rental income form leasing the facility to Mid-America is earned during the fourth quarter ending October 31st.


RESULTS OF OPERATIONS

  FISCAL YEAR 1996 COMPARED TO FISCAL YEAR 1995

    Revenue from pari-mutuel commissions and breakage decreased by 6.7% or $315,096 due to poor weather experienced during the first part of the racing season. Admissions income decreased by 9.0% or $17,710 due to a decrease in attendance. Pari-mutuel taxes decreased 8.4% or $70,868 due to the decrease in the pari-mutuel handle. Consequently, purse expense decreased $86,376 since, by agreement with the horsemen, purses are calculated based on commissions net of pari-mutuel taxes. Entry fees and purse monies added by others decreased by 11.9% or $106,008, due to a lower number of horses entered in stake events during the current race meet. Concession, programs and other decreased primarily due to the decrease in attendance. Rental income and tax abatement pass through from Mid-America decreased by $3,807 and $13,715, respectively, due to a decrease in handle for Mid-America in 1996.

    Interest expense is a result of debt required to finance the construction of the clubhouse enclosure and draws on the line of credit for operations during the off season. The decrease of $9,472 is a result of the increase in the prime lending rate on the line of credit, offset by recurring payments for principal reductions of debt. Other operating and general expenses decreased by 1.7% or $18,565 due to a reduction in the simulcasting expense in the current year.


FISCAL YEAR 1995 COMPARED TO FISCAL YEAR 1994

    Revenues from pari-mutuel commissions and breakage increased slightly at .1% or $30,320 despite a 5.8% decrease in attendance as a result of increased wagering from simulcasting two to four races per night in the 1995 season. Thus, per capita (average wagering per person) increased 6.3% form $94.46 in 1994 to $100.44 in 1995. Admissions income decreased by $6,684 due to a decrease in attendance. Pari-mutuel taxes decreased $234,022 or 21.7% due mainly to a new state tax law. Consequently, purse expense increased $104,161 since, by agreement with the horseman, purses are calculated based on commissions net of pari-mutuel taxes. Entry fees and purse monies added by others increased by $76,413 due to a higher number of horses entered in stake events during the current race meet. Concessions, program, and other decreased primarily due to the decrease in attendance. Rental income and tax abatement pass through from Mid-America decreased by $10,783 and $6,633, respectively, due to a decrease in handle for Mid-America in 1995.

    Interest expense is a result or debt required to finance the construction of the clubhouse enclosure. The decrease of $33,223 is a result of the reduced principal balance of the debt.

    Other operating and general expenses increased by $144,304 or 14.9% for 1995, primarily as a result of increased simulcasting expenses of $82,593 and minor increases in utilities, and other miscellaneous expenses.


FISCAL YEAR 1994 COMPARED TO FISCAL YEAR 1993

    Total revenues remained constant with only a .1% decrease while operating expenses also held steady with a 2.2% increase. A slight decrease in overall attendance of 639 or .3% from 1993 and a large increase in passes with free admission, resulted in a decrease of $23,719 in admissions revenue. Rental income and tax abatement pass through from Mid-America decreased by $42,273 and $16,317, respectively, due to a decrease in handle for Mid-America in 1994 with 6 less racing days. Purse awards paid increased by $22,736 as a direct result of higher entry fees and purse monies added by others. Other operating and general expenses increased by $63,489 primarily as a result of simulcast expense, heating fuel cost and group sales advertising increasing $23,260, $10,202 and $14,140, respectively.


LIQUIDITY AND CAPITAL RESOURCES

    The Clubhouse enclosure project was completed prior to the 1991 racing season at a total cost of approximately $5,316,000. The Company financed the project with a combination of internal funds of $1,641,000 and a $3,675,000 loan with its principle financial institution (see note 8 to the financial statements for further details). During 1996, 1995 and 1994, the Company invested $204,286, $200,312, and $198,224, respectfully, in the purchases of property and equipment. During 1996, 1995 and 1994 the Company utilized its $1,000,000 line of credit to provide working capital during the off season and anticipates having to draw upon the line during the off season in 1997. In addition, the Company continued to generate positive cash flow from operations during 1996, 1995 and 1994 $219,206, $478,356, and $484,672, respectfully. Cash provided by operating activities decreased during 1996 due to an increase in the net loss as a result of poor weather conditions. Positive cash flow is anticipated to continue from operations in future years along with liquidity. The Company's ability to generate sufficient cash to meet its needs, on both a long-term and short-term basis, is anticipated to continue based on the Company's stable current ratios of 1.57, 1.92 (excluding the balloon portion of long-term debt) and 1.88 as of October 31, 1996, 1995 and 1994, respectfully, and other long-term plans. During 1996, 1995 and 1994, the Company has paid cash dividends despite a net loss that is due principally to depreciation and other noncash items. In October 1996, the Company refinanced the five-term loan with the same financial institution. The revised term loan agreement calls for a fifteen-year amortization of the principal at a fixed rate of 8.15% and interest, with a minimum annual principal reduction of $100,000. A balloon payment for the remaining principal is due in November 2001.

RECENT DEVELOPMENTS AND OUTLOOK

    The Ohio General Assembly passed legislation authorizing "full card simulcasting". This will allow an unlimited number of race tracks to be simulcast at a track or parlor during the track's race meet dates. This will enable crossbreed simulcasting; thus Scioto will show thoroughbreds as well as harness from other race tracks. This legislation will provide for increased utilization of current facilities and an opportunity to increase handle by offering additional diversified product. The Company has estimated a cost of $750,000 for the installation of the necessary equipment for providing the simulcast product to its customers. The Company intends to finance the installation and equipment through a loan with its principle financial institution.

    During September 1996, the Company entered into an agreement with Beulah Park to share revenues derived from full card simulcasting. Revenues are derived by the Company from full card simulcasting conducted in the afternoons on days it is conducting live racing in the evening, and, on days it is not conducting live racing, will be shared with Beulah Park. Revenues derived by the Company from simulcasting during the evening hours when the Company is conducting live racing will be retained by the Company. On days that it is conducting live racing in the afternoon, Beulah Park will conduct full card simulcasting in the evening. Revenues derived by Beulah Park from full card simulcasting conducted in the evenings on days it is conducting live racing in the afternoon, and, on days when it is not conducting live racing, will be shared with the Company.


SELECTED FINANCIAL DATA

For the five years ended October 31, 1996

                                                             1996           1995          1994           1993          1992
                                                            -----          -----         -----          -----         -----
Net loss per common share (a).....................    $     (.56)    $     (.22)   $     (.33)    $     (.31)    $     (.20)
                                                      ==========     ==========    ==========     ==========     ==========

Total assets......................................    $8,094,579     $8,795,790    $9,172,613     $9,621,762     $9,961,563
                                                      ==========     ==========    ==========     ==========     ==========
Cash dividends per common share...................    $      .10     $      .10    $      .10     $      .10     $      .10
                                                      ==========     ==========    ==========     ==========     ==========
Average common shares outstanding.................       595,767        595,767       595,767        595,767        595,767
                                                      ==========     ==========    ==========     ==========     ==========
Term obligations..................................    $3,125,855     $3,247,411    $3,263,615     $3,369,320     $3,475,155
                                                      ==========     ==========    ==========     ==========     ==========

(a) See Note 2 to the Financial Statements.

TWENTY YEAR PER SHARE SUMMARY OF (LOSS) EARNINGS, DIVIDENDS, AND BOOK VALUE

              (LOSS)
 YEAR        EARNINGS      DIVIDENDS        BOOK VALUE
1996          $ (.56)         $ .10           $ 7.50
1995            (.22)           .10             8.18
1994            (.33)           .10             8.49
1993            (.31)           .10             8.99
1992            (.20)           .10             9.41
1991             .00            .44             9.71
1990             .21            .44            10.15
1989             .71            .44            10.38
1988             .68            .42            10.11
1987             .44            .40             9.85
1986             .76            .40             9.81

              (LOSS)
 YEAR        EARNINGS      DIVIDENDS        BOOK VALUE

1985           $ .51          $ .40           $ 9.45
1984             .83            .40             9.22
1983             .62            .40             8.79
1982             .47            .40             8.49
1981             .53            .40             8.37
1980             .54            .40             8.21
1979             .74            .38             8.06
1978             .82            .36             7.70
1977             .72            .35             7.23
1976             .56            .32             6.85

FIVE YEAR SUMMARY OF OPERATIONS

                  OCTOBER 31                                       1996          1995           1994           1993        1992
                  ----------                                      -----         -----          -----          -----       -----

OPERATING REVENUES:
  Pari-mutuel commissions and breakage..................     $4,375,312    $4,690,408     $4,660,088     $4,647,173    $4,714,886
    Less pari-mutuel taxes..............................        771,643       842,511      1,076,533      1,066,663     1,079,526
                                                             ----------    ----------     ----------     ----------    ----------
                                                              3,603,669     3,847,897      3,583,555      3,580,510     3,635,360
  Admissions............................................        179,990       197,700        204,384        228,103       261,374
  Concessions, program, parking, and other..............        751,606       782,743        814,755        799,233       835,227
  Entry fees and purse monies added by others...........        782,704       888,712        812,299        753,601       733,394
  Rental income from leased facilities..................        301,419       305,226        316,009        358,282       355,475
  Pari-mutuel tax abatement earned......................        280,968       294,683        301,316        317,633       316,754
                                                             ----------    ----------     ----------     ----------    ----------
                                                              5,900,356     6,316,961      6,032,318      6,037,362     6,137,584
                                                             ----------    ----------     ----------     ----------    ----------
OPERATING EXPENSES:
  Purse awards..........................................      2,510,802     2,597,178      2,493,017      2,470,281     2,450,020
  Salaries and wages....................................      1,048,031     1,030,606      1,043,284      1,019,485     1,023,592
  Depreciation..........................................        697,196       693,583        709,403        701,300       700,957
  Advertising...........................................        283,514       338,779        338,111        310,754       327,362
  Real and personal property taxes......................        192,293       192,077        206,783        198,174       186,155
  Insurance.............................................        188,540       177,440        201,545        212,660       187,418
  Insurancend maintenance...............................        174,879       165,483        142,020        155,926       177,562
  Other operating and general...........................      1,095,954     1,114,519        970,215        906,726       889,468
                                                             ----------    ----------     ----------     ----------    ----------
                                                              6,191,209     6,309,665      6,104,378      5,975,306     5,942,534
                                                             ----------    ----------     ----------     ----------    ----------

    (Loss) income from racing operations................      ( 290,853)        7,296       ( 72,060)        62,056       195,050
Equity in earnings of joint venture.....................         23,345        15,705         21,018          9,858         9,535
Interest expense, net...................................      ( 249,383)    ( 258,855)     ( 292,078)     ( 352,596)    ( 381,947)
Gain on sale of equipment...............................                                                      3,500
                                                             ----------    ----------     ----------     ----------    ----------


    Loss before income tax benefit
    and change in accounting principle..................      ( 516,891)    ( 235,854)     ( 343,120)     ( 277,182)    ( 177,362)

Income tax benefit of operating loss....................        185,000       106,000        104,000         90,000        56,000
                                                             ----------    ----------     ----------     ----------    ----------


Loss before cumulative effect of
    change in accounting principle......................      ( 331,891)    ( 129,854)     ( 239,120)     ( 187,182)    ( 121,362)
Cumulative effect of change in accounting
    for income taxes....................................                                      41,000
                                                             ----------    ----------     ----------     ----------    ----------


      Net loss..........................................     $( 331,891)   $( 129,854)    $( 198,120)    $( 187,182)   $( 121,362)
                                                             ==========    ==========     ==========     ==========    ==========

QUARTERLY SHARE DATA:

    Set forth below are the high and low closing bid prices of Scioto Downs, Inc. as reported by Tradeline and the cash dividends paid and declared on a fiscal quarter basis for the two years ended October 31, 1996. These bid prices do not include retail markups, markdowns or commissions.

                                                           LOW          HIGH        DIVIDENDS
                      1996 First Quarter 1/31              $12.00       $15.25
                            Second Quarter 4/30             12.00        16.25
                            Third Quarter 7/31              12.25        14.75          $.05
                            Fourth Quarter 10/31            12.25        14.25           .05


                      1995 First Quarter 1/31              $10.50       $11.00
                            Second Quarter 4/30             10.50        10.88
                            Third Quarter 7/31              10.88        12.25          $.05
                            Fourth Quarter 10/31            12.25        15.25           .05

The market for the Company's common stock is generally inactive.

The number of common stockholders of the Company as of October 31, 1996 totaled 1,697.

The Company anticipates that the pattern of cash dividends paid in 1996 will be maintained in the near future.