Form 10-K/A, Exhibit 13
period 1996-10-31
SCIOTO DOWNS INC
filed 1997-04-10
CIK 87836

                                     ITEM 7.



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


LIQUIDITY AND CAPITAL RESOURCES



    The Clubhouse enclosure project was completed prior to the 1991 racing season at a total cost of approximately $5,316,000. The Company financed the project with a combination of internal funds of $1,641,000 and a $3,675,000 loan with its principle financial institution (see note 8 to the financial statements for further details). During 1996, 1995 and 1994, the Company invested $204,286, $200,312, and $198,224, respectfully, in the purchases of property and equipment. During 1996, 1995 and 1994 the Company utilized its $1,000,000 line of credit to provide working capital during the off season and anticipates having to draw upon the line during the off season in 1997. In addition, the Company continued to generate positive cash flow from operations during 1996, 1995 and 1994 $219,206, $478,356, and $484,672, respectfully. Cash provided by operating activities decreased during 1996 due to an increase in the net loss as a result of poor weather conditions. Positive cash flow is anticipated to continue from operations in future years along with liquidity. The Company's ability to generate sufficient cash to meet its needs, on both a long-term and short-term basis, is anticipated to continue based on the Company's stable current ratios of 1.57, 1.92 (excluding the balloon portion of long-term debt) and 1.88 as of October 31, 1996, 1995 and 1994, respectfully, and other long-term plans. During 1996, 1995 and 1994, the Company has paid cash dividends despite a net loss that is due principally to depreciation and other noncash items as follows:

                                              1996         1995         1994
Equity in earnings of joint venture        $ (23,345)   $ (15,705)   $ (21,018)
Cumulative effect of change in
  accounting for income taxes                                         (41,000)
Depreciation and amortization                732,139      728,526      753,346
Deferred income taxes                       (185,000)    (106,000)    (104,000)
                                           ---------    ---------    ---------
                                           $ 523,794    $ 605,821    $ 587,328
                                           =========    =========    =========



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