Form 10-K, Exhibit 13
period 1997-10-31
SCIOTO DOWNS INC
filed 1998-01-29
CIK 87836

                               SCIOTO DOWNS, INC.
                                 BALANCE SHEETS

                           October 31, 1997 and 1996

                                ASSETS                              1997              1996
CURRENT ASSETS:
        Cash and cash equivalents                                $   924,176      $   621,591
        Accounts receivable                                          283,866           47,106
        Prepaid expenses and other                                    59,815           36,453
        Investment in joint venture                                   95,089           82,446
                                                                 -----------      -----------
                Total current assets                               1,362,946          787,596
                                                                 -----------      -----------
PROPERTY AND EQUIPMENT, AT COST:
        Buildings                                                 14,448,305       14,448,305
        Land improvements                                          1,328,990        1,314,740
        Furniture and fixtures                                     1,657,699        1,650,495
        Machinery and equipment                                    2,181,802        1,556,376
                                                                 -----------      -----------
                                                                  19,616,796       18,969,916
                   Less accumulated depreciation                  12,691,406       11,962,780
                                                                 -----------      -----------
                                                                   6,925,390        7,007,136
        Land                                                         299,847          299,847
                                                                 -----------      -----------
                                                                   7,225,237        7,306,983
                                                                 -----------      -----------
                Total assets                                     $ 8,588,183      $ 8,094,579
                                                                 ===========      ===========

                              LIABILITIES

CURRENT LIABILITIES:
        Accounts payable                                         $   263,762      $   167,937
        Dividends payable                                             29,789           29,789
        Current maturities, term debt                                253,548          100,000
        Accrued expenses:
                Property taxes                                       150,369          160,255
                Other                                                 31,034           45,053
                                                                 -----------      -----------

                Total current liabilities                            728,502          503,034
                                                                 -----------      -----------

MINIMUM PENSION LIABILITY                                            105,121           89,877
                                                                 -----------      -----------
DEFERRED INCOME TAXES                                                 28,994            4,910
                                                                 -----------      -----------
TERM DEBT, NET OF CURRENT MATURITIES                               3,242,001        3,025,855
                                                                 -----------      -----------
COMMITMENTS AND CONTINGENCIES

                          STOCKHOLDERS' EQUITY

COMMON STOCK, $1.05 PAR VALUE PER SHARE:
        Authorized: 3,600,000 shares
        Issued and outstanding: 595,767 shares                       625,555          625,555
CAPITAL IN EXCESS OF PAR VALUE OF STOCK                            2,037,300        2,037,300
RETAINED EARNINGS                                                  1,880,490        1,856,343
PENSION LIABILITY ADJUSTMENT, NET OF TAXES                           (59,780)         (48,295)
                                                                 -----------      -----------

                Total stockholders' equity                         4,483,565        4,470,903
                                                                 -----------      -----------

                  Total liabilities and stockholders' equity     $ 8,588,183      $ 8,094,579
                                                                 ===========      ===========

    The accompanying notes are an integral part of the financial statements.

                               SCIOTO DOWNS, INC.
                            STATEMENTS OF OPERATIONS

              for the years ended October 31, 1997, 1996 and 1995

                                                                         1997            1996            1995
NIGHTS OF LIVE RACING                                                         61              61              61
                                                                      ----------      ----------      ----------
DARK DAYS OF SIMULCASTING                                                     11
                                                                      ----------

OPERATING REVENUES:
        Pari-mutuel commissions and breakage                          $6,031,728      $4,375,312      $4,690,408
                Less pari-mutuel taxes                                   900,345         771,643         842,511
                                                                      ----------      ----------      ----------

                                                                       5,131,383       3,603,669       3,847,897

        Export signal revenue                                            212,594
        Admissions                                                       149,425         179,990         197,700
        Simulcasting shared revenue                                      228,503
        Concessions, program, parking, and other                         843,921         751,606         782,743
        Entry fees and purse monies added by others                      750,053         782,704         888,712
        Rental income from leased facilities                             429,709         301,419         305,226
        Pari-mutuel tax abatement earned                                 368,247         280,968         294,683
                                                                      ----------      ----------      ----------

                                                                       8,113,835       5,900,356       6,316,961
                                                                      ----------      ----------      ----------
OPERATING EXPENSES:
        Purses                                                         2,875,409       2,510,802       2,597,178
        Salaries and wages                                             1,199,212       1,048,031       1,030,606
        Simulcasting fees                                                533,987
        Simulcasting shared expense                                      178,629
        Depreciation and amortization                                    728,626         697,196         693,583
        Advertising                                                      340,729         283,514         338,779
        Real and personal property taxes                                 187,237         192,293         192,077
        Insurance                                                        238,262         188,540         177,440
        Repairs and maintenance                                          231,220         174,879         165,483
        Other operating and general                                    1,252,600       1,095,954       1,114,519
                                                                      ----------      ----------      ----------

                                                                       7,765,911       6,191,209       6,309,665
                                                                      ----------      ----------      ----------

                Income (loss) from racing operations                     347,924        (290,853)          7,296

Equity in earnings of joint venture                                       12,643          23,345          15,705

Interest expense, net                                                   (246,861)       (249,383)       (258,855)
                                                                      ----------      ----------      ----------

                Income (loss) before income tax (expense) benefit        113,706        (516,891)       (235,854)
Income tax (expense) benefit                                             (30,000)        185,000         106,000
                                                                      ----------      ----------      ----------

                Net income (loss)                                     $   83,706      $ (331,891)     $ (129,854)
                                                                      ==========      ==========      ==========

NET INCOME (LOSS) PER COMMON SHARE                                    $      .14      $     (.56)     $     (.22)
                                                                      ==========      ==========      ==========

DIVIDENDS PER COMMON SHARE                                            $      .10      $      .10      $      .10
                                                                      ==========      ==========      ==========

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING                               595,767         595,767         595,767
                                                                      ==========      ==========      ==========

    The accompanying notes are an integral part of the financial statements.

                               SCIOTO DOWNS, INC.
                       STATEMENTS OF STOCKHOLDERS' EQUITY

              for the years ended October 31, 1997, 1996 and 1995

                                                                          Capital in                    Pension
                                                      Common Stock         Excess of                    Liability         Total
                                                  --------------------     Par Value      Retained     Adjustment,     Stockholders'
                                                  Shares       Amount      of Stock       Earnings     Net of Taxes       Equity
                                                  -------     --------    ----------     ----------    ------------    -------------
Balances, October 31, 1994                        595,767     $625,555    $2,037,300     $2,437,186      $(41,033)      $5,059,008

        Net loss                                                                           (129,854)                      (129,854)
        Cash dividends                                                                      (59,539)(A)                    (59,539)
        Pension liability adjustment, net of
           taxes                                                                                            1,558            1,558
                                                  -------     --------    ----------     ----------      --------       ----------

Balances, October 31, 1995                        595,767      625,555     2,037,300      2,247,793       (39,475)       4,871,173

        Net loss                                                                           (331,891)                      (331,891)
        Cash dividends                                                                      (59,559)(A)                    (59,559)
        Pension liability adjustment, net of
           taxes                                                                                           (8,820)          (8,820)
                                                  -------     --------    ----------     ----------      --------       ----------

Balances, October 31, 1996                        595,767      625,555     2,037,300      1,856,343       (48,295)       4,470,903

        Net income                                                                           83,706                         83,706
        Cash dividends                                                                      (59,559)(A)                    (59,559)
        Pension liability adjustment, net of
           taxes                                                                                          (11,485)         (11,485)
                                                  -------     --------    ----------     ----------      --------       ----------

Balances, October 31, 1997                        595,767     $625,555    $2,037,300     $1,880,490      $(59,780)      $4,483,565
                                                  =======     ========    ==========     ==========      ========       ==========

(A) Dividends per share:

        1995         $.10
                     ====
        1996         $.10
                     ====
        1997         $.10
                     ====

    The accompanying notes are an integral part of the financial statements.

                               SCIOTO DOWNS, INC.
                            STATEMENTS OF CASH FLOWS

              for the years ended October 31, 1997, 1996 and 1995

                                                                          1997           1996           1995
CASH FLOWS FROM OPERATING ACTIVITIES:
        Net income (loss)                                              $  83,706      $(331,891)     $(129,854)
                                                                       ---------      ---------      ---------
        Adjustments to reconcile net income (loss)
                   to net cash provided by operating activities:
                Equity in earnings of joint venture                      (12,643)       (23,345)       (15,705)
                Depreciation and amortization                            728,626        732,139        728,526
                Deferred income taxes                                     30,000       (185,000)      (106,000)
                Change in accounts receivable                           (236,760)        23,954        (41,096)
                Change in prepaid expenses and other                     (25,519)         6,211          7,304
                Change in accounts payable, trade                         81,575            545         31,746
                Change in accrued expenses                               (23,905)        (3,407)         3,435
                                                                       ---------      ---------      ---------

                Total adjustments                                        541,374        551,097        608,210
                                                                       ---------      ---------      ---------

                Net cash provided by operating activities                625,080        219,206        478,356
                                                                       ---------      ---------      ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
        Purchase of equipment, net                                      (632,630)      (204,286)      (200,312)
                                                                       ---------      ---------      ---------

                Net cash used in investing activities                   (632,630)      (204,286)      (200,312)
                                                                       ---------      ---------      ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
        Proceeds from issuance of debt                                   538,500
        Payments on term debt                                           (168,806)      (121,556)      (115,804)
        Dividends paid                                                   (59,559)       (59,559)       (59,539)
                                                                       ---------      ---------      ---------

                Net cash provided by (used in)
                                financing activities                     310,135       (181,115)      (175,343)
                                                                       ---------      ---------      ---------

                Net increase (decrease) in cash and cash
                                equivalents                              302,585       (166,195)       102,701

Cash and cash equivalents, beginning of year                             621,591        787,786        685,085
                                                                       ---------      ---------      ---------

                Cash and cash equivalents, end of year                 $ 924,176      $ 621,591      $ 787,786
                                                                       =========      =========      =========

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
        Cash paid during the year:
                Interest paid                                          $ 284,694      $ 250,224      $ 228,896
                                                                       =========      =========      =========
                Income taxes refunded                                  $       0      $       0      $   1,372
                                                                       =========      =========      =========

SUPPLEMENTAL SCHEDULE OF NONCASH FINANCING ACTIVITY:
        The Company increased (reduced) its net
                        minimum pension liability, which is net of
                        taxes.                                         $  11,485      $   8,820      $  (1,558)
                                                                       =========      =========      =========
        The Company incurred accounts payable for
                        leasehold improvements.                        $  14,250
                                                                       =========

    The accompanying notes are an integral part of the financial statements.

                       NOTES TO THE FINANCIAL STATEMENTS


1.   DESCRIPTION OF THE BUSINESS:

     Scioto Downs, Inc.'s (the Company) business is the ownership and operation of a harness horseracing facility located in central Ohio. Revenues are earned from commissions on pari-mutuel wagering and various related revenues including admissions, concessions and parking.


2.   ACCOUNTING POLICIES:

     The following is a summary of significant accounting policies followed in the preparation of the financial statements.

     A. CASH AND CASH EQUIVALENTS: Cash and cash equivalents represent amounts on deposit with financial institutions, including money market investments with original maturities of three months or less. At October 31, 1997 and 1996, cash and cash equivalents included investments of approximately $860,000 and $612,000, respectively, held at one financial institution.

     B. PROPERTY AND EQUIPMENT: The Company records asset acquisitions at cost. Depreciation is recognized on the straight-line method over the estimated useful lives of the applicable assets as follows:

                                            ESTIMATED
                CLASS OF ASSETS            USEFUL LIVES
                                             (YEARS)

             Buildings                       10 to 40
             Land improvements                6 to 20
             Furniture and fixtures           4 to 20
             Machinery and equipment          5 to 15

          Maintenance, repairs and minor renewals are charged to expense as incurred, while major renewals and betterments are capitalized. The cost and related accumulated depreciation of assets sold or otherwise disposed of are removed from the related accounts, and resulting gains or losses are reflected in operations.

          During March 1995, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 121, Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of. The Statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that full recoverability is questionable. Management evaluates the recoverability of long-lived assets using several factors in the valuation including, but not limited to, management's plans for future operations, recent operating results and projected cash flows. The Company adopted SFAS No. 121 in 1997, the adoption of which had no effect on the Company's results of operations or financial condition.

     C. INCOME TAXES: The Company accounts for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes. Under SFAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to "temporary differences" between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

     D. NET INCOME (LOSS) PER COMMON SHARE: Net income (loss) per share of common stock is based on the weighted average number of shares outstanding during each of the respective years.

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

     F. REVENUE RECOGNITION: The Company recognizes commission revenue based upon various percentages of pari-mutuel wagering. Other revenues are recognized when services are performed.

     G. NEW ACCOUNTING PRONOUNCEMENTS: In February 1997, the FASB issued SFAS No. 128, Earnings Per Share. SFAS 128 is effective for financial statements issued for periods ending after December 15, 1997, including interim periods. Early adoption is not permitted and the statement requires restatement of all prior period earnings per share data presented after the effective date. The Company will adopt SFAS 128 in the first quarter of fiscal year 1998. The adoption of SFAS 128 will presently have no impact on the Company's earnings per share computations.

          In June 1997, the FASB issued SFAS No. 130, Reporting Comprehensive Income. SFAS 130 is effective for financial statements issued for periods beginning after December 15, 1997, with earlier application encouraged. The Company intends to adopt SFAS 130 in fiscal year 1998.

          In June 1997, the FASB issued SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information. SFAS 131 is effective for financial statements issued for periods beginning after December 15, 1997, with earlier application encouraged. The Company intends to adopt SFAS 131 in fiscal year 1999.

     H. RECLASSIFICATIONS: Certain prior year amounts have been reclassified to conform with the 1997 presentation.

     I.   ADVERTISING COSTS: Advertising costs are expensed as incurred.


3.   AFFILIATED ENTITY:

     The Company leases its racing facilities to Mid-America Racing Association, Inc. (Mid-America), which has common management and certain common stockholders with the Company. The facilities are leased for the period of time necessary to conduct an annual racing meet under the terms of a 25-year lease agreement which expires on December 31, 2013. The lease agreement provides for rental payments to the Company based on percentages of daily pari-mutuel wagering during the meet with a minimum annual rental payment of $7,200. During 1997, 1996 and 1995, Mid-America paid to the Company additional rents of $76,346, $57,763 and $57,763, respectively. These additional payments are based on two months of the Company's required debt service during the period in which Mid-America rents the Company's facilities. In addition, commencing in 1997, Mid-America paid the Company $18,583 in additional rents for the debt service on the simulcasting equipment during the period in which Mid-America utilizes the equipment. These additional payments are subject to annual approval by Mid-America. The gross lease income was $429,709 in 1997, $301,419 in 1996 and $305,226 in 1995. As discussed in Note 7, the lessee remits its portion of the pari-mutuel tax abatement to the Company. Such tax abatement remitted amounted to $169,517 in 1997, $126,621 in 1996 and $128,964 in 1995. In
     addition, the lessee is required to pay certain operating expenses. Revenues from this lease are accounted for on the operating method.

     The Company collects simulcasting purse pool funding and other monies on behalf of Mid-America and remits such funding to Mid-America on a periodic basis. In addition, amounts are due from Mid-America for the portion of certain shared corporate overhead expenses paid by the Company, and subsequently reimbursed by Mid-America. Accounts receivable from Mid-America were $283,866 and $6,836 at October 31, 1997 and 1996, respectively, and such reimbursed expenses were $143,369 in 1997, $277,000 in 1996 and $257,920 in 1995.


4.   INCOME TAXES:

     Income tax expense (benefit) includes the following components:

                                                    1997          1996           1995
             Federal income taxes (benefit):
                 Deferred                          $30,000     $(185,000)     $(106,000)
                                                   -------     ---------      ---------

                   Total                           $30,000     $(185,000)     $(106,000)
                                                   =======     =========      =========

     A summary of the effective income tax rates is as follows:

                                                      PERCENTAGE OF PRETAX LOSS
                                                      -------------------------
                                                      1997      1996      1995
                                                      ----      ----      ----
             Statutory federal rate                    34 %     (34)%     (34)%
             Surtax exemption                         (10)                  5
             Permanent differences                      7         7         3
             Deferred tax rate and other adjustments   (5)       (9)      (19)
                                                      ---       ---       ---
             Effective tax rate                        26 %     (36)%     (45)%
                                                      ===       ===       ===

     The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities at October 31 are as follows:

                                                                 1997          1996
             Deferred tax assets arising from:
                AMT credit/net operating loss carryovers       $478,753      $511,153
                Valuation allowance                             (95,682)      (97,071)
                Pension liability adjustment                     30,796        24,880
                                                               --------      --------

                    Total deferred tax assets                  $413,867      $438,962
                                                               ========      ========

             Deferred tax liabilities arising from:
                Depreciation                                   $442,861      $443,872
                                                               --------      --------

                    Total deferred tax liabilities             $442,861      $443,872
                                                               ========      ========

     The Company has recorded a valuation allowance of $95,682 and $97,071 at October 31, 1997 and 1996, respectively, related to net operating loss carryforwards for state income taxes and contribution carryforwards not expected to be utilized. Deferred tax assets, liabilities, and federal income tax expense in future years can be significantly affected by changes in enacted tax rates and the rates at which net operating loss carryforwards are utilized.

     At October 31, 1997, the Company has, for federal income tax purposes, approximately $59,000 in alternative minimum tax credit carryforwards and approximately $1,200,000 in net operating loss carryforwards. The tax operating loss carryforwards expire over the years 2008 through 2011. The alternative minimum tax credit can be carried forward indefinitely.


5.   COMMITMENTS:

     The Company leases pari-mutuel equipment under a five-year noncancelable operating lease that expires April 30, 1998. Rental expense was $118,628 in 1997, $115,871 in 1996 and $116,854 in 1995. Under the agreement, the
     Company is obligated to pay the third party processor a minimum charge per program of $1,600 (approximately $97,600 for one year).


6.   RETIREMENT PLANS:

     The Company and Mid-America sponsor a noncontributory defined-benefit pension plan covering all full-time employees meeting certain age and service requirements. The Company and Mid-America share proportionately the costs and related assets of the plan. The Company's total pension expense, which includes both current service costs and amortization of prior years' service costs, amounted to $22,204 in 1997, $26,537 in 1996 and $26,169 in 1995.

     The Company's funding policy is to contribute annually an amount sufficient to fund the plan's current service cost on a current basis, and to fund estimated past service costs over a thirty-year period using a different actuarial cost method and different assumptions from those used for financial reporting.

     Net pension expense includes the following components:

                                                        1997          1996          1995
             Service cost--benefits earned during
                 the year                             $  8,731      $ 14,627      $ 13,648
             Interest cost on projected benefit
                 obligations                            33,150        32,381        31,155
             Actual (gain) loss on plan assets         (32,026)      (17,709)      (35,674)
             Net amortization relating to the
                 deferral of initial transitional
                 obligation and subsequent gains
                 and losses                             12,349        (2,762)       17,040
                                                      --------      --------      --------
                 Net pension expense                  $ 22,204      $ 26,537      $ 26,169
                                                      ========      ========      ========

     The Company's portion of the funded status of the plan and accrued pension expense at October 31 is as follows:

                                                              1997           1996           1995
             Actuarial present value of benefit
                 obligations:
               Vested benefits                             $ 455,267      $ 421,432      $ 405,023
               Nonvested benefits                              3,988          9,477          8,486
                                                           ---------      ---------      ---------

             Accumulated benefit obligation                  459,255        430,909        413,509
             Impact of future salary increases                19,859         29,136         27,963
                                                           ---------      ---------      ---------

             Projected benefit obligation                    479,114        460,045        441,472
             Plan assets at fair value, primarily a
                 diversified income fund and
                 cash equivalents                            352,693        334,520        330,935
                                                           ---------      ---------      ---------

             Plan assets in deficiency of
                 projected benefit obligation               (126,421)      (125,525)      (110,537)
             Items not recognized in income:
               Unrecognized prior service cost                 2,275          2,547          2,803
               Unrecognized net gain from past
                   experience different from that
                   assumed and effects of
                   changes in assumptions                    110,435        102,311         87,767
             Initial transitional obligation, which is
                 being amortized over 17.5 years              12,270         14,155         15,959
                                                           ---------      ---------      ---------
                 Accrued pension expense                   $  (1,441)     $  (6,512)     $  (4,008)
                                                           =========      =========      =========

     Assumptions used for the plan are as follows:

                                                      1997      1996      1995
             Discount rate                            7.00%     7.50%     7.50%
             Rate of increase in compensation
                 levels                               5.00%     5.50%     5.50%
             Long-term rate of return on assets       8.00%     8.00%     8.00%

     Plan assets have been valued at market value.

     The Company and Mid-America have a 401(k) savings plan covering substantially all full-time employees. The Company expensed matching contributions of $5,750 in 1997, $7,656 in 1996 and $7,202 in 1995.


7.   PARI-MUTUEL TAX ABATEMENT:

     To encourage the improvement of racing facilities in Ohio, permit holders are allowed to recover 70% of the cost of qualified improvements as determined by the Ohio State Racing Commission. Such recovery is accomplished by reducing each day's pari-mutuel tax paid to the state by a fraction of 1% of pari-mutuel wagering and continues for 15 years (10 years if construction of the improvements commenced after March 29, 1988), or until the total tax reduction reaches 70% of the cost of the improvement, whichever occurs first. Such abatement is available to all permit holders who race at the improved facility. By agreement, Mid-America remits its portion of the abatement to the Company (see Note 3). At October 31, 1997, the Company had $1,383,327 of abatement available for recovery in future periods.

     The Company earned pari-mutuel tax abatement (including amounts remitted by Mid-America) of $368,247 in 1997, $280,968 in 1996 and $294,683 in 1995.
     Tax abatement less applicable income taxes had the following favorable impact on earnings per share: $0.41 per share in 1997, $0.31 per share in 1996 and $0.33 per share in 1995.


8.   DEBT FINANCING ARRANGEMENTS:

     The Company has available for its use a line of credit with a financial institution for $1,000,000. The line, which is renewed annually, calls for interest at the prime rate (8.5% at October 31, 1997). The Company borrowed and subsequently repaid approximately $254,000 and $415,000 during 1997 and 1996, respectively. At October 31, 1997 and 1996, the line had no outstanding balance.

     In October 1996, the Company refinanced its five-year term loan with the same financial institution. The revised term loan agreement calls for a fifteen-year amortization of the principal at a fixed rate of 8.15%, with a minimum annual principal reduction of $100,000. A balloon payment for the remaining principal is due in November 2001. Interest is payable monthly.

     The term loan is collateralized by a first mortgage on the Company's real property facilities, as well as all other personal property, and an assignment of the rents from the Company's lease arrangements.

     In July 1997, the Company entered into a three-year term loan with the same financial institution to finance the installation of simulcasting equipment. The term loan agreement calls for a three-year amortization of the principal at a fixed rate of 8.17%. The Company is required to make monthly payments of principal and interest.

     The aggregate amount of the required annual principal payments on related term debt obligations at October 31, 1997 is as follows:

             1998                                   $  253,548
             1999                                      281,237
             2000                                      267,673
             2001                                      100,000
             2002                                    2,593,091
                                                    ----------

                  Total                             $3,495,549
                                                    ==========


9.   JOINT VENTURE:

     The Company maintains a joint venture agreement for the purpose of installing and operating outdoor advertising at the Company's facilities. Revenues and expenses, as well as cash shortfalls, are shared equally by both participants in the joint venture. The Company accounts for its 50% investment under the equity method of accounting. The Company recorded $12,643 in 1997, $23,345 in 1996 and $15,075 in 1995, as its proportionate share of the joint venture's earnings in its statements of operations.

--------------------------------------------------------------------------------

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders
Scioto Downs, Inc.

     We have audited the accompanying balance sheets of Scioto Downs, Inc. as of October 31, 1997 and 1996, and the related statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended October 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Scioto Downs, Inc., as of October 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended October 31, 1997, in conformity with generally accepted accounting principles.

                                                  COOPERS & LYBRAND L.L.P.

Columbus, Ohio
January 16, 1998

--------------------------------------------------------------------------------

1997 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS


OVERVIEW

Any forward looking statements contained in the following discussion or elsewhere in this document involve risks and uncertainties which may cause actual results to differ materially from those discussed. A wide range factors could contribute to those differences, including those discussed in this document. The following discussion should be read in conjunction with the Selected Financial Data and the Financial Statements of Scioto Downs, Inc. ("Scioto Downs" or "the Company") including the respective notes thereto, all of which are included herein.


GENERAL

The results of operations of the Company are dependent upon the operations of Scioto Downs as a live harness horse racing facility and as a simulcast wagering facility. The Company's operations are limited by the race dates assigned to it by the Ohio State Racing Commission. In Ohio, each permit holder may be granted racing days within a specified time period. The entire racing season at Scioto Downs commencing in May and ending in September was divided between Scioto Downs, 72 days (which included 11 simulcasting days in which no live racing occurred or more commonly referred to as "dark days"), and Mid-America Racing Association (Mid-America), 62 days (which included 8 simulcasting dark days). As a result, the entire racing season for the Company falls within the third quarter ending July 31st. The majority of rental income from leasing the facility and simulcasting equipment to Mid-America is earned during the fourth quarter ending October 31st.

PARI-MUTUEL COMMISSIONS AND BREAKAGE REVENUES

The Company's annual revenue is mainly derived from the pari-mutuel commissions and breakage revenue that it receives from wagers made by the public during its racing meet. Wages at Scioto Downs are placed under the pari-mutuel wagering system whereby individual bettors wager against each other in a pool. The Company merely acts as the stakeholder for the wagers made by the public and deducts a commission which is fixed by Ohio law, and which is shared principally by the State of Ohio, horsemen (in the form of purses to horse owners and in various incentive awards) and the Company when conducting the race meet. The Company, as the race track operator, has no interest in the order of finish in any given race.

Pari-mutuel revenues are derived from three sources: commissions and breakage (generally 20%) from wagers made at Scioto Downs on live racing; commissions and breakage (generally 20%) from wagers made at Scioto Downs on the audio-visual signal received of races conducted in Ohio and at out-of-state locations (imported simulcast races); and commissions (generally 3%) of wages made at other track locations when Scioto Downs exports its live racing signal to other track locations (commonly referred to as "export signal revenue").

RESULTS OF OPERATIONS

FISCAL YEAR 1997 COMPARED TO FISCAL YEAR 1996

Revenue from pari-mutuel commissions and breakage increased by 40% or $1,656,416 due to a $3,625,522 increase in pari-mutuel commissions and breakage from simulcasting, offset by a decrease in live racing pari-mutuel commissions and breakage of $1,969,106. Overall, the Company had an additional 11 racing days which directly attributed to the increases in revenue from pari-mutuel commissions and breakage. Pari-mutuel taxes increased 16.7% or $128,702 due to the direct increase in the pari-mutuel handle. Consequently, purse expense increased $364,607 since, by agreement with the horsemen, purses are calculated based on commissions net of pari-mutuel taxes. Purses include $206,310 of expense directly attributed to the Company paying into the horseman' purse pool on simulcasting dark days. Entry fees and purse monies added by others decreased by 4.2% or $32,651, due to a lower number of horses entered in stake events during the current race meet. Concession, program, parking and other increased $92,315 primarily due to the increase in unclaimed tickets income and increases in program sales due to simulcasting. The decline in average on-track attendance has attributed directly to the decrease in admissions income of $30,565 or 16.9%. Rental income and tax abatement earned increased by $128,290 and $87,279, respectively, due to increases in handle for Mid-America in 1997.

As a result of enacted legislation, Beulah Park, the Company's nearest competitor, could be open year round conducting both live racing and simulcasting racing in from out of state tracks in direct competition with the Company. This situation would not be advantageous to either track and, as a result, during 1997 the Company and Beulah Park entered into an agreement to not be open at the same time and to share simulcasting revenues. Pursuant to the agreement, Beulah Park operated from the middle of September to the first of May while the Company was closed. During that period of time, revenues derived from simulcasting at Beulah Park at night when it was not conducting live racing was, after deducting certain expenses, shared with the Company. Revenue ("simulcasting shared revenues") under this agreement was $228,503 during 1997. During the period in which the Company was open while Beulah Park was closed, revenues derived by the Company from simulcasting during the afternoon hours when it is not conducting live racing was, after deducting certain expenses, shared with Beulah Park. Expense ("simulcasting shared expenses") under this agreement was $178,629 during 1997.

Operating expenses such as salaries and wages, advertising, insurance and repairs and maintenance increased as a result of the new simulcasting business activities (e.g. racetrack is open additional hours as a result of simulcasting). Depreciation expense increased 4.5% or $31,430 as a result of the new simulcast equipment additions. Other operating and general expenses increased by 14.3% or $156,646 due to general increases in business activities, primarily related to simulcasting. Simulcasting fees were $533,987 which includes $443,596 in expense for importing races into the facility (generally 3% of handle wagered) and $90,391 of expenses to operate the television equipment, decoding, transmission, etc.

Interest expense is a result of debt required to finance the construction of the clubhouse enclosure, draws on the line of credit for operations during the off season and simulcasting equipment. Overall interest expense increased $12,410 which was offset by increases in interest and dividend income of 14,932. The additions to interest expense were a result of a increases in the interest rate on the line of credit and $11,180 of new financing interest relating to simulcasting equipment, offset by recurring payments for principal reductions of debt. Interest income and dividends increased as a result of higher average investment and cash deposit balances throughout the year.

RESULTS OF OPERATIONS

FISCAL YEAR 1996 COMPARED TO FISCAL YEAR 1995

Revenue from pari-mutuel commissions and breakage decreased by 6.7% or $315,096 due to poor weather experienced during the first part of the live racing season. Admissions income decreased by 9.0% or $17,710 due to a decrease in attendance. Pari-mutuel taxes decreased 8.4% or $70,868 due to the decrease in the pari-mutuel handle. Consequently, purse expense decreased $86,376 since, by agreement with the horsemen, purses are calculated based on commissions net of pari-mutuel taxes. Entry fees and purse monies added by others decreased by 11.9% or $106,008, due to a lower number of horses entered in stake events during the current race meet. Concession, programs and other decreased primarily due to the decrease in attendance. Rental income and tax abatement passed through from Mid-America decreased by $3,807 and $13,715, respectively, due to a decrease in handle for Mid-America in 1996.

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

LIQUIDITY AND CAPITAL RESOURCES

The Clubhouse enclosure project was completed prior to the 1991 racing season at a total cost of approximately $5,316,000. The Company financed the project with a combination of internal funds of $1,641,000 and a $3,675,000 loan with its principal financial institution. In October 1996, the Company refinanced the five-term loan with the same financial institution. The revised term loan agreement calls for a fifteen-year amortization of the principal at a fixed rate of 8.15% and interest, with a minimum annual principal reduction of $100,000. A balloon payment of $2,593,091 for the remaining principal is due in November 2001. The Company anticipates that it will need to refinance the balloon payment based upon current anticipated cash flow estimates.

The simulcasting equipment installation project was completed during 1997 at a total cost of $615,195. The Company financed the project with a combination of internal funds of $76,695 and $538,500 from a term note agreement with its principal financial institution. The terms of the loan were agreed upon in July, 1997 with a principal amount of $538,500 at an interest rate of 8.17% for three years.

Excluding the simulcasting equipment, during 1997, 1996 and 1995, the Company invested $17,435, $204,286 and $200,312, respectively, for purchases of property and equipment. During 1997, 1996 and 1995 the Company utilized its $1,000,000 line of credit to provide working capital during the off season and anticipates having to draw upon the line during the off season in 1998. The Company borrowed and subsequently repaid approximately $254,000 during 1997.

In addition, the Company continued to generate positive cash flow from operations during 1997, 1996 and 1995 of $625,080, $219,206 and $478,356,
respectively. Cash provided by operating activities during 1997 increased by $405,874 from 1996 as a result of increases in net income of $415,597 and deferred income taxes of $215,000, offset by decreases in accounts receivable of $260,714 and increases on other operating assets and liabilities of $35,991. Cash provided by operating activities decreased during 1996 by $57,113 due to an increase in the net loss as a result of poor weather conditions. Positive cash flow is anticipated to continue from operations in future years along with liquidity. The Company's ability to generate sufficient cash to meet its needs, on both a long-term and short-term basis, is anticipated to continue based on the Company's stable current ratios of 1.87, 1.57 and 1.92 (excluding the balloon portion of long-term debt at October 31, 1995) as of October 31, 1997, 1996 and 1995, respectively, and other long-term plans.

During 1997, 1996 and 1995, the Company has paid cash dividends despite a net loss that is due principally to depreciation and amortization of $728,626, $732,139 and $728,526, respectively, and deferred income taxes of $30,000, $(185,000) and $(106,000). Although the Company cannot anticipate future performance, the Company anticipates that the pattern of cash dividends paid in 1997 will be maintained in the near future.

RECENT DEVELOPMENTS AND OUTLOOK

During 1998, the Company anticipates completing the construction of four off-track parlors as state law requires that four parlors be open by March 19, 1998. The Company is coordinating with Northfield Park and Thistledowns to complete the openings. The Company anticipates that the off-track parlors will have a favorable impact on the Company's operations.

In addition, the Company has finalized a new agreement with Beulah Park, whereby the Company will receive a share of proceeds from simulcasting generated during a dark period at Beulah during the winter. However, at no time in which the Company is racing and conducting simulcasting will the Company share proceeds with Beulah Park.

INFLATION

Inflation is not expected to materially impact the Company.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In February 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 128, Earnings Per Share. SFAS 128 is effective for financial statements issued for periods ending after December 15, 1997, including interim periods. Early adoption is not permitted and the statement requires restatement of all prior period earnings per share data presented after the effective date. The Company will adopt SFAS 128 in the first quarter of fiscal year 1998. The adoption of SFAS 128 will presently have no impact on the Company's earnings per share computations.

In June 1997, the FASB issued SFAS No. 130, Reporting Comprehensive Income. SFAS 130 is effective for financial statements issued for periods beginning after December 15, 1997, with earlier application encouraged. The Company intends to adopt SFAS 130 in fiscal year 1998.

In June 1997, the FASB issued SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information. SFAS 131 is effective for financial statements issued for periods beginning after December 15, 1997, with earlier application encouraged. The Company intends to adopt SFAS 131 in fiscal year 1999.


SELECTED FINANCIAL DATA

for the five years ended October 31, 1997

                                              1997           1996            1995            1994            1993
Operating revenues                         $8,113,835     $5,900,356      $6,316,961      $6,032,318      $6,037,362
                                           ==========     ==========      ==========      ==========      ==========

Net income (loss) per common share (a)     $      .14     $     (.56)     $     (.22)     $     (.33)     $     (.31)
                                           ==========     ==========      ==========      ==========      ==========

Total assets                               $8,588,183     $8,094,579      $8,795,790      $9,172,613      $9,621,762
                                           ==========     ==========      ==========      ==========      ==========

Cash dividends per common share            $      .10     $      .10      $      .10      $      .10      $      .10
                                           ==========     ==========      ==========      ==========      ==========

Average common shares outstanding             595,767        595,767         595,767         595,767         595,767
                                           ==========     ==========      ==========      ==========      ==========

Term obligations                           $3,495,549     $3,125,855      $3,247,411      $3,263,615      $3,369,320
                                           ==========     ==========      ==========      ==========      ==========

(a) Based upon weighted average outstanding common shares

TWENTY-YEAR PER SHARE SUMMARY OF EARNINGS (LOSS), DIVIDENDS, AND BOOK VALUE

                                    EARNINGS                     BOOK
                 YEAR                (LOSS)      DIVIDENDS       VALUE
                 1997                $ .14         $.10         $ 7.53
                 1996                 (.56)         .10           7.50
                 1995                 (.22)         .10           8.18
                 1994                 (.33)         .10           8.49
                 1993                 (.31)         .10           8.99
                 1992                 (.20)         .10           9.41
                 1991                  .00          .44           9.71
                 1990                  .21          .44          10.15
                 1989                  .71          .44          10.38
                 1988                  .68          .42          10.11
                 1987                  .44          .40           9.85
                 1986                  .76          .40           9.81
                 1985                  .51          .40           9.45
                 1984                  .83          .40           9.22
                 1983                  .62          .40           8.79
                 1982                  .47          .40           8.49
                 1981                  .53          .40           8.37
                 1980                  .54          .40           8.21
                 1979                  .74          .38           8.06
                 1978                  .82          .36           7.70

FIVE-YEAR SUMMARY OF OPERATIONS

OCTOBER 31                                                 1997           1996           1995           1994           1993
Operating revenues:
        Pari-mutuel commissions and breakage            $6,031,728     $4,375,312     $4,690,408     $4,660,088     $4,647,173
                Less pari-mutuel taxes                     900,345        771,643        842,511      1,076,533      1,066,663
                                                        ----------     ----------     ----------     ----------     ----------

                                                         5,131,383      3,603,669      3,847,897      3,583,555      3,580,510

        Export signal revenue                              212,594
        Admissions                                         149,425        179,990        197,700        204,384        228,103
        Simulcasting shared revenue                        228,503
        Concessions, program, parking, and other           843,921        751,606        782,743        814,755        799,233
        Entry fees and purse monies added by others        750,053        782,704        888,712        812,299        753,601
        Rental income from leased facilities               429,709        301,419        305,226        316,009        358,282
        Pari-mutuel tax abatement earned                   368,247        280,968        294,683        301,316        317,633
                                                        ----------     ----------     ----------     ----------     ----------

                                                         8,113,835      5,900,356      6,316,961      6,032,318      6,037,362
                                                        ----------     ----------     ----------     ----------     ----------

Operating expense:
   Purses                                                        2,875,409     2,510,802     2,597,178     2,493,017     2,470,281
   Salaries and wages                                            1,199,212     1,048,031     1,030,606     1,043,284     1,019,485
   Simulcasting fees                                               533,987
   Simulcasting shared expense                                     178,629
   Depreciation                                                    728,626       697,196       693,583       709,403       701,300
   Advertising                                                     340,729       283,514       338,779       338,111       310,754
   Real and personal property taxes                                187,237       192,293       192,077       206,783       198,174
   Insurance                                                       238,262       188,540       177,440       201,545       212,660
   Repairs and maintenance                                         231,220       174,879       165,483       142,020       155,926
   Other operating and general                                   1,252,600     1,095,954     1,114,519       970,215       906,726
                                                                ----------    ----------    ----------    ----------    ----------

                                                                 7,765,911     6,191,209     6,309,665     6,104,378     5,975,306
                                                                ----------    ----------    ----------    ----------    ----------

Income (loss) from racing operations                               347,924      (290,853)        7,296       (72,060)       62,056

Equity in earnings of joint venture                                 12,643        23,345        15,705        21,018         9,858
Interest expense, net                                             (246,861)     (249,383)     (258,855)     (292,078)     (352,596)
Gain on sale of equipment                                                                                                    3,500
                                                                ----------    ----------    ----------    ----------    ----------

           Income (loss) before income tax (expense) benefit
                           and change in accounting principle      113,706      (516,891)     (235,854)     (343,120)     (277,182)

Income tax (expense) benefit                                       (30,000)      185,000       106,000       104,000        90,000
                                                                ----------    ----------    ----------    ----------    ----------

Income (loss)  before cumulative effect of change in
           accounting principle                                     83,706      (331,891)     (129,854)     (239,120)     (187,182)

Cumulative effect of change in accounting for income
           taxes                                                                                              41,000
                                                                ----------    ----------    ----------    ----------    ----------

           Net income (loss)                                    $   83,706    $ (331,891)   $ (129,854)   $ (198,120)   $ (187,182)
                                                                ==========    ==========    ==========    ==========    ==========

QUARTERLY SHARE DATA:

Set forth below are the high and low closing bid prices of Scioto Downs, Inc., as reported by Tradeline and the cash dividends paid and declared on a fiscal quarter basis for the two years ended October 31, 1997. These bid prices do not include retail markups, markdowns or commissions.

                                                      LOW             HIGH          DIVIDENDS
1997        First Quarter 1/31                      $12.25           $14.25
            Second Quarter 4/30                      12.25            13.00
            Third Quarter 7/31                       12.25            12.75           $.05
            Fourth Quarter 10/31                     12.25            14.25            .05


1996        First Quarter 1/31                      $12.00           $15.25
            Second Quarter 4/30                      12.00            16.25
            Third Quarter 7/31                       12.25            14.75           $.05
            Fourth Quarter 10/31                     12.25            14.25            .05

The market for the Company's common stock is generally inactive.

The number of common stockholders of the Company as of October 31, 1997 totaled 1,645.