Form 10-K, Exhibit 13
period 1998-10-31
SCIOTO DOWNS INC
filed 1999-01-29
CIK 87836

SCIOTO DOWNS, INC.
REPORT ON AUDITS OF
FINANCIAL STATEMENTS
FOR THE YEARS ENDED
OCTOBER 31, 1998, 1997 AND 1996

                        REPORT OF INDEPENDENT ACCOUNTANTS

January 8, 1999

To the Board of Directors and Stockholders
Scioto Downs, Inc.
Columbus, Ohio

In our opinion, the accompanying balance sheets and the related statements of operations and retained earnings and of cash flows present fairly, in all material respects, the financial position of Scioto Downs, Inc. at October 31, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended October 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


SCIOTO DOWNS, INC.
BALANCE SHEETS
OCTOBER 31, 1998 AND 1997
-------------------------------------------------------------------------------------------------------------------

                                                                                    1998               1997

                                           ASSETS


Current assets:
   Cash and cash equivalents                                                    $    1,503,240    $       924,176
   Accounts receivable                                                                 269,352            283,866
   Prepaid expenses and other                                                           77,729             59,815
   Investment in joint venture                                                          97,126             95,089
                                                                              -----------------  -----------------

        Total current assets                                                         1,947,447          1,362,946
                                                                              -----------------  -----------------

Property and equipment, at cost:
   Buildings                                                                        14,548,305         14,448,305
   Land improvements                                                                 1,328,990          1,328,990
   Furniture and fixtures                                                            1,657,699          1,657,699
   Machinery and equipment                                                           2,181,802          2,181,802
                                                                              -----------------  -----------------
                                                                                    19,716,796         19,616,796
      Less accumulated depreciation                                                 13,386,843         12,691,406
                                                                              -----------------  -----------------

                                                                                     6,329,953          6,925,390
Land                                                                                   299,847            299,847
                                                                              -----------------  -----------------

                                                                                     6,629,800          7,225,237
                                                                              -----------------  -----------------

        Total assets                                                            $    8,577,247     $    8,588,183
                                                                              -----------------  -----------------

CONTINUED

SCIOTO DOWNS, INC.
BALANCE SHEETS
OCTOBER 31, 1998 AND 1997
-----------------------------------------------------------------------------------------------------------------



                                                                                    1998               1997

                                        LIABILITIES

Current liabilities:
   Accounts payable, trade                                                     $        41,123    $       133,977
   Purses payable and simulcast purse fund                                             495,055            129,785
   Dividends payable                                                                    29,789             29,789
   Current maturities, term debt                                                       281,237            253,548
   Accrued expenses:
      Property taxes                                                                   166,090            150,369
      Other                                                                             51,821             31,034
                                                                              -----------------  -----------------

        Total current liabilities                                                    1,065,115            728,502
                                                                              -----------------  -----------------

Minimum pension liability                                                              115,771            105,121
                                                                              -----------------  -----------------

Deferred income taxes                                                                   43,342             28,994
                                                                              -----------------  -----------------

Term debt, net of current maturities                                                 2,925,113          3,242,001
                                                                              -----------------  -----------------

Commitments and contingencies


                                    STOCKHOLDERS' EQUITY

Common stock, $1.05 par value per share:
   Authorized: 3,600,000 shares
   Issued and outstanding: 595,767 shares                                              625,555            625,555
Capital in excess of par value of stock                                              2,037,300          2,037,300
Retained earnings                                                                    1,833,861          1,880,490
Pension liability adjustment, net of taxes                                             (68,810)           (59,780)
                                                                              -----------------  -----------------

        Total stockholders' equity                                                   4,427,906          4,483,565
                                                                              -----------------  -----------------

        Total liabilities and stockholders' equity                              $    8,577,247     $    8,588,183
                                                                              -----------------  -----------------




The accompanying notes are an integral part of these financial statements.

SCIOTO DOWNS, INC.
STATEMENTS OF OPERATIONS
OCTOBER 31, 1998 AND 1997
-------------------------------------------------------------------------------------------------------------------








                                                                         1998              1997              1996

Nights of live racing                                                            61               61                 61
                                                                   -----------------  ---------------  -----------------
Dark days of simulcasting                                                        11               11
                                                                   -----------------  ---------------

Operating revenues:
   Pari-mutuel commissions and breakage                              $    6,108,475      $ 6,031,728     $    4,375,312
      Less pari-mutuel taxes                                                930,613          900,345            771,643
                                                                   -----------------  ---------------  -----------------
                                                                          5,177,862        5,131,383          3,603,669
                                                                   -----------------  ---------------  -----------------

   Export signal revenue                                                    243,216          212,594                  -
   Admissions                                                               132,172          149,425            179,990
   Simulcasting shared revenue, net                                          70,915           49,874                  -
   Concessions, program, parking, and other                                 796,784          843,921            751,606
   Entry fees and purse monies added by others                              728,915          750,053            782,704
   Rental income from leased facilities                                     551,582          429,709            301,419
   Pari-mutuel tax abatement earned                                         394,062          368,247            280,968
                                                                   -----------------  ---------------  -----------------
                                                                          8,095,508        7,935,206          5,900,356
                                                                   -----------------  ---------------  -----------------

Operating expenses:
   Purses                                                                 3,073,960        2,875,409          2,510,802
   Salaries and wages                                                     1,182,815        1,199,212          1,048,031
   Simulcasting fees                                                        673,151          562,787                  -
   Depreciation and amortization                                            695,437          728,626            697,196
   Advertising                                                              312,649          311,929            283,514
   Real and personal property taxes                                         193,551          187,237            192,293
   Insurance                                                                209,943          238,262            188,540
   Repairs and maintenance                                                  199,948          231,220            174,879
   Other operating and general                                            1,271,423        1,252,600          1,095,954
                                                                   -----------------  ---------------  -----------------
                                                                          7,812,877        7,587,282          6,191,209
                                                                   -----------------  ---------------  -----------------

Income (loss) from racing operations                                        282,631          347,924           (290,853)

Equity in earnings of joint venture                                           2,036           12,643             23,345

Interest expense, net                                                      (252,737)        (246,861)          (249,383)
                                                                   -----------------  ---------------  -----------------

Income (loss) before income tax (expense) benefit                            31,930          113,706           (516,891)
Income tax (expense) benefit                                                (19,000)         (30,000)           185,000
                                                                   -----------------  ---------------  -----------------

Net income (loss)                                                   $        12,930     $     83,706     $     (331,891)
                                                                   -----------------  ---------------  -----------------

Net income (loss) per common share                                  $           .02     $        .14     $         (.56)
                                                                   -----------------  ---------------  -----------------

Dividends per common share                                          $           .10     $        .10     $          .10
                                                                   -----------------  ---------------  -----------------

Weighted average shares outstanding, basic and diluted                      595,767          595,767            595,767
                                                                   -----------------  ---------------  -----------------




The accompanying notes are an integral part of these financial statements.

SCIOTO DOWNS, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED OCTOBER 31, 1998, 1997 AND 1996
------------------------------------------------------------------------------------------------------------------------------------





                                                                          CAPITAL IN                      PENSION
                                                     COMMON STOCK         EXCESS OF                      LIABILITY          TOTAL
                                                     ------------         PAR VALUE      RETAINED        ADJUSTMENT    STOCKHOLDERS'
                                                 SHARES        AMOUNT      OF STOCK      EARNINGS        NET OF TAXES      EQUITY
                                                 ------        ------    -----------     --------        ------------      ------

Balances, October 31, 1995                       595,767   $   625,555   $ 2,037,300   $ 2,247,793       $   (39,475)   $ 4,871,173

Net loss                                            --            --            --        (331,891)             --         (331,891)
Cash dividends                                      --            --            --         (59,559)(A)          --          (59,559)
Pension liability adjustment, net of taxes          --            --            --            --              (8,820)        (8,820)
                                              ----------   -----------   -----------    ----------       -----------    -----------

Balances, October 31, 1996                       595,767       625,555     2,037,300     1,856,343           (48,295)     4,470,903

Net income                                          --            --            --          83,706              --           83,706
Cash dividends                                      --            --            --         (59,559)(A)          --          (59,559)
Pension liability adjustment, net of taxes          --            --            --            --             (11,485)       (11,485)
                                              ----------   -----------   -----------    ----------       -----------    -----------

Balances, October 31, 1997                       595,767       625,555     2,037,300     1,880,490           (59,780)     4,483,565

Net income                                          --            --            --          12,930              --           12,930
Cash dividends                                      --            --            --         (59,559)(A)          --          (59,559)
Pension liability adjustment, net of taxes          --            --            --            --              (9,030)        (9,030)
                                              ----------   -----------   -----------    ----------       -----------    -----------

Balances, October 31, 1998                       595,767   $   625,555   $ 2,037,300   $ 1,833,861       $   (68,810)   $ 4,427,906
                                              ----------   -----------   -----------    ----------       -----------    -----------




(A)  Dividends per share:
       1996     $.10
       1997     $.10
       1998     $.10



   The accompanying notes are an integral part of these financial statements.



SCIOTO DOWNS, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED OCTOBER 31, 1998, 1997 AND 1996
------------------------------------------------------------------------------------------------------------------------------

                                                                              1998               1997                  1996


CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income (loss)                                                    $    12,930          $    83,706          $  (331,891)
   Adjustments to reconcile net income (loss)
      to net cash provided by operating activities:
        Equity in earnings of joint venture                                  (2,037)             (12,643)             (23,345)
        Depreciation and amortization                                       695,437              728,626              732,139
        Deferred income taxes                                                19,000               30,000             (185,000)
        Change in accounts receivable                                        14,514             (236,760)              23,954
        Change in prepaid expenses and other                                (20,946)             (25,519)               6,211
        Change in accounts payable, trade and
          purses payable and simulcast purse fund                           272,416               81,575                  545
        Change in accrued expenses                                           36,508              (23,905)              (3,407)
                                                                        -----------          -----------          -----------
             Net cash provided by operating activities                    1,027,822              625,080              219,206
                                                                        -----------          -----------          -----------

CASH FLOWS FROM INVESTING ACTIVITIES:
   Purchase of property and equipment, net                                 (100,000)            (632,630)            (204,286)
                                                                        -----------          -----------          -----------
             Net cash used in investing activities                         (100,000)            (632,630)            (204,286)
                                                                        -----------          -----------          -----------

CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from issuance of debt                                              --                538,500                 --
   Payments on term debt                                                   (289,199)            (168,806)            (121,556)
   Dividends paid                                                           (59,559)             (59,559)             (59,559)
                                                                        -----------          -----------          -----------
             Net cash (used in)  provided by
               financing activities                                        (348,758)             310,135             (181,115)
                                                                        -----------          -----------          -----------

Net increase (decrease) in cash and cash
   equivalents                                                              579,064              302,585             (166,195)

Cash and cash equivalents, beginning of year                                924,176              621,591              787,786
                                                                        -----------          -----------          -----------

Cash and cash equivalents, end of year                                  $ 1,503,240          $   924,176          $   621,591
                                                                        -----------          -----------          -----------

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid during the year:
   Interest paid                                                        $   299,723          $   284,694          $   250,224
                                                                        -----------          -----------          -----------
   Income taxes paid                                                    $      --            $      --            $      --
                                                                        -----------          -----------          -----------

Supplemental schedule of noncash financing activity:
   The Company increased its net
      minimum pension liability, which is net of taxes                  $     9,030          $    11,485          $     8,820
                                                                        -----------          -----------          -----------

   The Company incurred accounts payable for
      leasehold improvements                                                                 $    14,250
                                                                                             -----------







The accompanying notes are an integral part of these financial statements.

SCIOTO DOWNS, INC.
NOTES TO FINANCIAL STATEMENTS
OCTOBER 31, 1998, 1997 AND 1996
--------------------------------------------------------------------------------

1.       DESCRIPTION OF THE BUSINESS

         Scioto Downs, Inc.'s (the Company) business is the ownership and operation of a harness horseracing facility located in central Ohio. Revenues are earned from commissions on pari-mutuel wagering and various related revenues including admissions, concessions and parking.

2.       ACCOUNTING POLICIES

         The following is a summary of significant accounting policies followed in the preparation of the financial statements.

         Cash and cash equivalents. Cash and cash equivalents represent amounts on deposit with financial institutions, including money market investments with original maturities of three months or less. At October 31, 1998, cash and cash equivalents included deposits of approximately $1,601,000, held at one financial institution.

         Property and equipment. The Company records asset acquisitions at cost. Depreciation is recognized on the straight-line method over the estimated useful lives of the applicable assets as follows:


                                                            ESTIMATED
                                                          USEFUL LIVES
                    CLASS OF ASSETS                          (YEARS)
               ------------------------                   ------------

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

         Long-lived assets. During 1997, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 121, Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of. The Statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that full recoverability is questionable. Management evaluates the recoverability of long-lived assets using several factors in the valuation including, but not limited to, management's plans for future operations, recent operating results and projected cash flows. The adoption of SFAS No. 121 had no effect on the Company's results of operations or financial condition.

SCIOTO DOWNS, INC.
NOTES TO FINANCIAL STATEMENTS
OCTOBER 31, 1998, 1997 AND 1996
--------------------------------------------------------------------------------


         Income taxes. The Company accounts for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes. Under SFAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to "temporary differences" between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

         Net income (loss) per common share. Net income (loss) per share of common stock is based on the weighted average number of shares outstanding during each of the respective years. During 1998, the Company adopted SFAS No. 128, "Earnings per Share." The adoption of SFAS 128 had no impact on the Company's earnings per share computations.

         Use of estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

         Revenue recognition. The Company recognizes commission revenue based upon various percentages of pari-mutuel wagering. Other revenues are recognized when services are performed.

         New accounting pronouncements. In June 1997, the FASB issued SFAS No. 130, Reporting Comprehensive Income. SFAS 130 is effective for financial statements issued for periods beginning after December 15, 1997, with earlier application encouraged. The Company intends to adopt SFAS 130 in fiscal year 1999.

         In June 1997, the FASB issued SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information. SFAS 131 is effective for financial statements issued for periods beginning after December 15, 1997. The Company intends to adopt SFAS 131 in fiscal year 1999.

         In February 1998, the FASB issued SFAS No. 132, Employers' Disclosures about Pensions and Other Postretirement Benefits - an amendment of FASB Statements No. 87, 88, and 106. SFAS 132 is effective for financial statements issued for periods beginning after December 15, 1997. The Company intends to adopt SFAS 132 in fiscal year 1999.

         Advertising costs.  Advertising costs are expensed as incurred.

         Reclassifications. Certain prior year amounts have been reclassified to conform with the 1998 presentation.

SCIOTO DOWNS, INC.
NOTES TO FINANCIAL STATEMENTS
OCTOBER 31, 1998, 1997 AND 1996
--------------------------------------------------------------------------------


3.       AFFILIATED ENTITY

         The Company leases its racing facilities to Mid-America Racing Association, Inc. (Mid-America), which has common management and certain common stockholders with the Company. The facilities are leased for the period of time necessary to conduct an annual racing meet under the terms of a 25-year lease agreement which expires on December 31, 2013. The lease agreement provides for rental payments to the Company based on percentages of daily pari-mutuel wagering during the meet with a minimum annual rental payment of $7,200. During 1998, 1997 and 1996, Mid-America paid to the Company additional rents of $156,243, $94,929, and $57,763, respectively. These additional payments are based on two months of the Company's required debt service on the clubhouse enclosure during the period in which Mid-America rents the Company's facilities, and beginning in fiscal year 1997, 47% of the annual payments of principal and interest on the simulcasting equipment loan (see Note 8). These additional payments are subject to annual approval by Mid-America. The gross lease income was $551,582 in 1998, $429,709 in 1997, $301,419 in 1996. As discussed in Note 7, the lessee remits its portion of the pari-mutuel tax abatement to the Company. Such tax abatement remitted amounted to $192,354 in 1998, $169,517 in 1997, and $126,621 in 1996. In addition, the lessee is required to pay certain operating expenses. Revenues from this lease are accounted for on the operating method.

         The Company collects simulcasting purse pool funding and other monies on behalf of Mid-America and remits such funding to Mid-America on a periodic basis. In addition, amounts are due from Mid-America for the portion of certain shared corporate overhead expenses paid by the Company, and subsequently reimbursed by Mid-America. Accounts receivable from Mid-America were $248,375 and $283,866 at October 31, 1998 and 1997, respectively, and such reimbursed expenses were $241,519 in 1998, $143,369 in 1997, and $277,000 in 1996.

4.       INCOME TAXES

         Income tax expense (benefit) includes the following components:


                                                           1998        1997        1996
                                                       ---------   ----------  ----------
               Federal income tax expense (benefit):
                  Deferred                             $  19,000   $  30,000   $(185,000)
                                                       ---------   ---------   ---------

                     Total                             $  19,000   $  30,000   $(185,000)
                                                       ---------   ---------   ---------


SCIOTO DOWNS, INC.
NOTES TO FINANCIAL STATEMENTS
OCTOBER 31, 1998, 1997 AND 1996
-------------------------------------------------------------------------------------------------------------------


         A summary of the effective income tax rates is as follows:

                                                                    PERCENTAGE OF PRETAX LOSS
                                                                ---------------------------------
                                                                1998           1997          1996
                                                                ----           ----          ----

               Statutory federal rate                             34%           34%          (34)%
               Surtax exemption                                  (19)          (10)           --
               Permanent differences                              24             7             7
               Deferred tax rate and other adjustments            21            (5)           (9)
                                                                -----         -----         -----

               Effective tax rate                                 60%           26%          (36)%
                                                                -----         -----         -----

         The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities at October 31 are as follows:

                                                                        1998               1997
                                                                    -----------          ---------

               Deferred tax assets arising from:
                  AMT credit/net operating loss carryovers           $ 475,507           $ 478,753
                  Valuation allowance                                  (96,671)            (95,682)
                  Pension liability adjustment                          35,448              30,796
                                                                     ---------           ---------

                     Total deferred tax assets                       $ 414,284           $ 413,867
                                                                     ---------           ---------

               Deferred tax liabilities arising from:
                  Depreciation                                       $ 457,626           $ 442,861
                                                                     ---------           ---------

                     Total deferred tax liabilities                  $ 457,626           $ 442,861
                                                                     ---------           ---------



         The Company has recorded a valuation allowance of $96,671 and $95,682 at October 31, 1998 and 1997, respectively, related to net operating loss carryforwards for state income taxes and contribution carryforwards not expected to be utilized. Deferred tax assets, liabilities, and federal income tax expense in future years can be significantly affected by changes in enacted tax rates and the rates at which net operating loss carryforwards are utilized.

         At October 31, 1998, the Company has, for federal income tax purposes, approximately $59,000 in alternative minimum tax credit carryforwards and approximately $1,185,000 in net operating loss carryforwards. The tax operating loss carryforwards expire over the years 2008 through 2013. The alternative minimum tax credit can be carried forward indefinitely.

5.       COMMITMENTS

         The Company leases pari-mutuel equipment under a five-year noncancelable operating lease with an automatic extension as long as the Company conducts pari-mutuel wagering. Rental expense was $121,432 in 1998, $118,628 in 1997, and $115,871 in 1996. Under the agreement, the Company is obligated to pay the third party processor a minimum charge per program of $1,600 (approximately $97,600 for one year).

SCIOTO DOWNS, INC.
NOTES TO FINANCIAL STATEMENTS
OCTOBER 31, 1998, 1997 AND 1996
--------------------------------------------------------------------------------


6.       RETIREMENT PLANS

         The Company and Mid-America sponsor a noncontributory defined-benefit pension plan covering all full-time employees meeting certain age and service requirements. The Company and Mid-America share proportionately the costs and related assets of the plan. The Company's total pension expense, which includes both current service costs and amortization of prior years' service costs, amounted to $28,127 in 1998, $22,204 in 1997, and $26,537 in 1996.

         The Company's funding policy is to contribute annually an amount sufficient to fund the plan's current service cost on a current basis, and to fund estimated past service costs over a thirty-year period using a different actuarial cost method and different assumptions from those used for financial reporting.

         Net pension expense includes the following components:




                                                                                1998           1997            1996
                                                                            -----------     ----------      ---------


               Service cost--benefits earned during
                  the year                                                    $ 13,057       $  8,731       $ 14,627
               Interest cost on projected benefit
                  obligations                                                   32,453         33,150         32,381
               Actual (gain) loss on plan assets                               (29,238)       (32,026)       (17,709)
               Net amortization relating to the
                  deferral of initial transitional obligation
                  and subsequent gains and losses                               11,855         12,349         (2,762)
                                                                              --------       --------       --------

                     Net pension expense                                      $ 28,127       $ 22,204       $ 26,537
                                                                              --------       --------       --------

SCIOTO DOWNS, INC.
NOTES TO FINANCIAL STATEMENTS
OCTOBER 31, 1998, 1997 AND 1996
--------------------------------------------------------------------------------



         The Company's portion of the funded status of the plan and accrued pension expense at October 31 is as follows:



                                                                                1998           1997           1996
                                                                             ----------     ---------      ---------

               Actuarial present value of benefit obligations:
                  Vested benefits                                            $ 446,825      $ 455,267      $ 421,432
                  Nonvested benefits                                            16,743          3,988          9,477
                                                                             ---------      ---------      ---------

               Accumulated benefit obligation                                  463,568        459,255        430,909
               Impact of future salary increases                                28,929         19,859         29,136
                                                                             ---------      ---------      ---------

               Projected benefit obligation                                    492,497        479,114        460,045
               Plan assets at fair value, primarily a
                  diversified income fund and cash equivalents                 334,175        352,693        334,520
                                                                             ---------      ---------      ---------

               Plan assets in deficiency of
                  projected benefit obligation                                (158,322)      (126,421)      (125,525)
               Items not recognized in income:
                  Unrecognized prior service cost                                1,859          2,275          2,547
                  Unrecognized net gain from past
                     experience different from that assumed and
                     effects of changes in assumptions                         133,187        110,435        102,311
               Initial transitional obligation, which is
                     being amortized over 17.5 years                             9,654         12,270         14,155
                                                                             ---------      ---------      ---------

                       Accrued pension expense                               $ (13,622)     $  (1,441)     $  (6,512)
                                                                             ---------      ---------      ---------


         Assumptions used for the plan are as follows:


                                                                                 1998           1997          1996
                                                                             ----------      ----------    -----------

               Discount rate                                                   6.75%           7.00%           7.50%
               Rate of increase in compensation
                  levels                                                       4.75%           5.00%           5.50%
               Long-term rate of return on assets                              8.00%           8.00%           8.00%



         Plan assets have been valued at market value.

         The Company and Mid-America have a 401(k) savings plan covering substantially all full-time employees. The Company expensed matching contributions of $8,122 in 1998, $5,750 in 1997, and $7,656 in 1996.

SCIOTO DOWNS, INC.
NOTES TO FINANCIAL STATEMENTS
OCTOBER 31, 1998, 1997 AND 1996
--------------------------------------------------------------------------------

7.       PARI-MUTUEL TAX ABATEMENT

         To encourage the improvement of racing facilities in Ohio, permit holders are allowed to recover 70% of the cost of qualified improvements as determined by the Ohio State Racing Commission. Such recovery is accomplished by reducing each day's pari-mutuel tax paid to the state by a fraction of 1% of pari-mutuel wagering and continues for 15 years (10 years if construction of the improvements commenced after March 29, 1988), or until the total tax reduction reaches 70% of the cost of the improvement, whichever occurs first. Such abatement is available to all permit holders who race at the improved facility. By agreement, Mid-America remits its portion of the abatement to the Company (see Note 3). At October 31, 1998, the Company had $989,265 of abatement available for recovery in future periods. The Company earned pari-mutuel tax abatement (including amounts remitted by Mid-America) of $394,062 in 1998, $368,247 in 1997, and $280,968 in 1996.

8.       DEBT FINANCING ARRANGEMENTS

         The Company has available for its use a line of credit with a financial institution for $1,000,000. The line, which is renewed annually, calls for interest at the prime rate. The Company borrowed and subsequently repaid approximately $254,000 during 1997. At October 31, 1998 and 1997, the line had no outstanding balance.

         In October 1996, the Company refinanced its five-year term loan with the same financial institution. The revised term loan agreement calls for a fifteen-year amortization of the principal at a fixed rate of 8.15%, with a minimum annual principal reduction of $100,000. A balloon payment for the remaining principal is due in November 2001. Interest is payable monthly. The term loan is collateralized by a first mortgage on the Company's real property facilities, as well as all other personal property, and an assignment of the rents from the Company's lease arrangements. The remaining balance on this loan is $2,871,888 at October 31, 1998.

         In July 1997, the Company entered into a three-year term loan with the same financial institution to finance the installation of simulcasting equipment. The term loan agreement calls for a three-year amortization of the principal at a fixed rate of 8.17%. The Company is required to make monthly payments of principal and interest. The remaining balance on this loan is $334,462 at October 31, 1998.

         The aggregate amount of the required annual principal payments on related term debt obligations at October 31, 1998 is as follows:



                          1999        $    281,237
                          2000             267,673
                          2001             100,000
                          2002           2,557,440
                                      ------------

                            Total     $  3,206,350
                                      ------------

SCIOTO DOWNS, INC.
NOTES TO FINANCIAL STATEMENTS
OCTOBER 31, 1998, 1997 AND 1996
--------------------------------------------------------------------------------

9.       JOINT VENTURE

         The Company maintains a joint venture agreement for the purpose of installing and operating outdoor advertising at the Company's facilities. Revenues and expenses, as well as cash shortfalls, are shared equally by both participants in the joint venture. The Company accounts for its 50% investment under the equity method of accounting. The Company recorded $2,036 in 1998, $12,643 in 1997, and $23,345 in
         1996, as its proportionate share of the joint venture's earnings in its statements of operations.



SCIOTO DOWNS, INC.
FIVE-YEAR SUMMARY OF OPERATIONS
OCTOBER 31, 1998, 1997, 1996,1995 AND 1994
---------------------------------------------------------------------------------------------------------------------------------


                                                               1998          1997            1996           1995          1994

Operating revenues:
     Pari-mutuel commissions and breakage                 $ 6,108,475    $ 6,031,728    $ 4,375,312    $ 4,690,408    $ 4,660,088
        Less pari-mutuel taxes                                930,613        900,345        771,643        842,511      1,076,533
                                                          -----------    -----------    -----------    -----------    -----------

                                                            5,177,862      5,131,383      3,603,669      3,847,897      3,583,555

     Export signal revenue                                    243,216        212,594           --             --             --
     Admissions                                               132,172        149,425        179,990        197,700        204,384
     Simulcasting shared revenue, net                          70,915         49,874           --             --             --
     Concessions, program, parking, and other                 796,784        843,921        751,606        782,743        814,755
     Entry fees and purse monies added by others              728,915        750,053        782,704        888,712        812,299
     Rental income from leased facilities                     551,582        429,709        301,419        305,226        316,009
     Pari-mutuel tax abatement earned                         394,062        368,247        280,968        294,683        301,316
                                                          -----------    -----------    -----------    -----------    -----------
                                                            8,095,508      7,935,206      5,900,356      6,316,961      6,032,318
                                                          -----------    -----------    -----------    -----------    -----------

  Operating expense:
     Purses                                                 3,073,960      2,875,409      2,510,802      2,597,178      2,493,017
     Salaries and wages                                     1,182,815      1,199,212      1,048,031      1,030,606      1,043,284
     Simulcasting fees                                        673,151        562,787           --             --             --
     Depreciation                                             695,437        728,626        697,196        693,583        709,403
     Advertising                                              312,649        311,929        283,514        338,779        338,111
     Real and personal property taxes                         193,551        187,237        192,293        192,077        206,783
     Insurance                                                209,943        238,262        188,540        177,440        201,545
     Repairs and maintenance                                  199,948        231,220        174,879        165,483        142,020
     Other operating and general                            1,271,423      1,252,600      1,095,954      1,114,519        970,215
                                                          -----------    -----------    -----------    -----------    -----------
                                                            7,812,877      7,587,282      6,191,209      6,309,665      6,104,378
                                                          -----------    -----------    -----------    -----------    -----------

  Income (loss) from racing operations                        282,631        347,924       (290,853)         7,296        (72,060)

  Equity in earnings of joint venture                           2,036         12,643         23,345         15,705         21,018
  Interest expense, net                                      (252,737)      (246,861)      (249,383)      (258,855)      (292,078)
                                                          -----------    -----------    -----------    -----------    -----------

          Income (loss) before income tax (expense)
            benefit and change in accounting principle         31,930        113,706       (516,891)      (235,854)      (343,120)

  Income tax (expense) benefit                                (19,000)       (30,000)       185,000        106,000        104,000
                                                          -----------    -----------    -----------    -----------    -----------

  Income (loss) before cumulative effect of change in
     accounting principle                                      12,930         83,706       (331,891)      (129,854)      (239,120)

  Cumulative effect of change in accounting for income
     taxes                                                       --             --             --             --           41,000
                                                          -----------    -----------    -----------    -----------    -----------

  Net income (loss)                                       $    12,930    $    83,706    $  (331,891)   $  (129,854)   $  (198,120)
                                                          -----------    -----------    -----------    -----------    -----------

SCIOTO DOWNS, INC.
SELECTED FINANCIAL DATA
FOR THE YEAR ENDED OCTOBER 31, 1998
--------------------------------------------------------------------------------

QUARTERLY SHARE DATA:

Set forth below are the high and low closing bid prices of Scioto Downs, Inc., as reported by Tradeline and the cash dividends paid and declared on a fiscal quarter basis for the two years ended October 31, 1998. These bid prices do not include retail markups, markdowns or commissions.



                                                         Low            High       Dividends
                                                     ------------    -----------   ---------

        1998    First Quarter 1/31                    $   12.25      $   12.94
                Second Quarter 4/30                       12.25          12.75
                Third Quarter 7/31                        12.25          12.94     $     .05
                Fourth Quarter 10/31                      12.25          12.94           .05


        1997    First Quarter 1/31                    $   12.25      $   14.25
                Second Quarter 4/30                       12.25          13.00
                Third Quarter 7/31                        12.25          12.75     $     .05
                Fourth Quarter 10/31                      12.25          14.25           .05




The market for the Company's common stock is generally inactive.

The number of common stockholders of the Company as of October 31, 1998 totaled 1,592.

SCIOTO DOWNS, INC.
SELECTED FINANCIAL DATA
FOR THE YEAR ENDED OCTOBER 31, 1998
--------------------------------------------------------------------------------------------------------------------------


                                                 1998             1997           1996             1995              1994

Operating revenues                           $ 8,095,508     $ 8,113,835     $ 5,900,356      $ 6,316,961      $ 6,032,318
                                             -----------     -----------     -----------      -----------      -----------

Net income (loss)                            $    12,930     $    83,706     $  (331,891)     $  (129,854)     $  (198,120)
                                             -----------     -----------     -----------      -----------      -----------

Net income (loss) per common share (a)              0.02            0.14           (0.56)           (0.22)           (0.33)
                                             -----------     -----------     -----------      -----------      -----------

Cash dividends per common share              $       .10     $       .10     $       .10      $       .10      $       .10
                                             -----------     -----------     -----------      -----------      -----------

Average common shares outstanding                595,767         595,767         595,767          595,767          595,767
                                             -----------     -----------     -----------      -----------      -----------

Total assets                                 $ 8,577,247     $ 8,588,183     $ 8,094,579      $ 8,795,790      $ 9,172,613
                                             -----------     -----------     -----------      -----------      -----------

Term obligations                             $ 3,206,350     $ 3,495,549     $ 3,125,855      $ 3,247,411      $ 3,263,615
                                             -----------     -----------     -----------      -----------      -----------



(a) Based upon weighted average shares outstanding, basic and diluted




   TWENTY-YEAR PER SHARE SUMMARY OF EARNINGS (LOSS), DIVIDENDS, AND BOOK VALUE

                                                Earnings                                                      Book
                       Year                      (Loss)                      Dividends                        Value
               ----------------------         --------------              --------------                 --------------

                       1998                   $     0.02                  $      0.10                    $      7.43
                       1997                         0.14                         0.10                           7.53
                       1996                        (0.56)                        0.10                           7.50
                       1995                        (0.22)                        0.10                           8.18
                       1994                        (0.33)                        0.10                           8.49
                       1993                        (0.31)                        0.10                           8.99
                       1992                        (0.20)                        0.10                           9.41
                       1991                         0.00                         0.44                           9.71
                       1990                         0.21                         0.44                          10.15
                       1989                         0.71                         0.44                          10.38
                       1988                         0.68                         0.42                          10.11
                       1987                         0.44                         0.40                           9.85
                       1986                         0.76                         0.40                           9.81
                       1985                         0.51                         0.40                           9.45
                       1984                         0.83                         0.40                           9.22
                       1983                         0.62                         0.40                           8.79
                       1982                         0.47                         0.40                           8.49
                       1981                         0.53                         0.40                           8.37
                       1980                         0.54                         0.40                           8.21
                       1979                         0.74                         0.38                           8.06


1998 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------


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

GENERAL

The results of operations of the Company are dependent upon the operations of Scioto Downs as a live harness horse racing facility and as a simulcast wagering facility. The Company's operations are limited by the race dates assigned to it by the Ohio State Racing Commission. In Ohio, each permit holder may be granted racing days within a specified time period. The entire racing season at Scioto Downs commencing in May and ending in September was divided between Scioto Downs, 72 days (which included 11 simulcasting days in which no live racing occurred or, more commonly referred to as, "dark days"), and Mid-America Racing Association (Mid-America), 62 days (which included 8 simulcasting dark days). As a result, the entire racing season for the Company falls within the third quarter ending July 31st. The majority of rental income from leasing the facility and simulcasting equipment to Mid-America is earned during the fourth quarter ending October 31st.

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

RESULTS OF OPERATIONS

FISCAL YEAR 1998 COMPARED TO FISCAL YEAR 1997

Revenue from pari-mutuel commissions and breakage increased by 1.3% or $76,747 due to a $325,112 increase in pari-mutuel commissions and breakage from simulcasting, offset by a decrease in live racing pari-mutuel commissions and breakage of $248,365 caused by a trend towards increases in other forms of gambling. Pari-mutuel taxes increased 3.4% or $30,268 due to the increase in the pari-mutuel handle. Entry fees and purse monies added by others decreased by 2.8% or $21,638, due to a lower number of horses entered in stake events during the current race meet. Revenue from concessions, program sales,

1998 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

parking and other decreased $47,137 primarily due to the decrease in concessionaire sales. The decline in average on-track attendance contributed directly to the decrease in admissions income of $17,253 or 11.5%. Rental income and tax abatement earned increased by $121,873 and $25,815, respectively, due to increases in handle for Mid-America in 1998 and changes in the rental agreement.

As a result of enacted legislation, Beulah Park, the Company's nearest competitor, could be open year round conducting both live racing and simulcasting racing in from out of state tracks in direct competition with the Company. This situation would not be advantageous to either track and, as a result, during 1997 the Company and Beulah Park entered into an agreement to not be open at the same time. Pursuant to the agreement, Beulah Park operated from the middle of September to the first of May while the Company was closed. During that period of time, revenues derived from simulcasting at Beulah Park at night when it was not conducting live racing was, after deducting certain expenses, shared with the Company. Beulah Park paid shared revenues to the Company during the Beulah Park's racing season and the Company was not required to remit amounts to Beulah Park during its racing season. Revenue ("simulcasting shared revenue") under the agreement was $70,915 during 1998 and $49,874 during 1997.

Operating expenses such as purses and simulcasting fees increased as a result of additional simulcasting business activities. Purses include $211,949 of expense directly attributed to the Company paying into the horseman's purse pool on simulcasting dark days which is comparable to $206,310 in 1997. Purses increased $198,551 or 6.9% due mainly to increases in total handle which caused a reduction in the usage of dark day funds. Simulcasting fees increased $110,364 or 19.6% due to an increase in the number of races simulcasted into the racetrack during the Company's meet. Insurance expense decreased $28,319 or 11.9% due to a reduction in current year rates. Repairs and maintenance expense decreased $31,272 or 13.5% due mainly to a mild winter in 1998, precautionary measures taken by the Company in the barn areas, and less upkeep required on the facilities as a result of decreased attendance.

Interest expense is a result of debt required to finance the construction of the clubhouse enclosure and simulcasting equipment. Overall interest expense increased $5,876 which includes increases in interest income of $12,550.

Income from racing operations decreased $65,293 or 18.8% due mainly to the reasons listed above.

Income tax expense decreased from $30,000 in 1997 to $19,000 in 1998. The effective tax rate changed from 26% in 1997 to 60% in 1998. The effective income tax expense rate of 60% differs from the statutory federal rate of 34% due to a surtax exemption of 19%, permanent differences related mainly to lobbying expense which increased the statutory rate by 24%, and an increase in the statutory rate of 21% related to a difference in the rate at which the deferred tax assets and liabilities are recorded.

Net income decreased from $83,706, or $.14 per share in 1997 to $12,930, or $.02 per share in 1998 due mainly to a decrease in income from racing operations.

1998 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

RESULTS OF OPERATIONS

FISCAL YEAR 1997 COMPARED TO FISCAL YEAR 1996

Revenue from pari-mutuel commissions and breakage increased by 40% or $1,656,416 due to a $3,625,522 increase in pari-mutuel commissions and breakage from simulcasting, offset by a decrease in live racing pari-mutuel commissions and breakage of $1,969,106 caused by a trend towards increases in other forms of gambling. Overall, the Company had an additional 11 racing days which directly attributed to the increases in revenue from pari-mutuel commissions and breakage. Pari-mutuel taxes increased 16.7% or $128,702 due to the increase in the pari-mutuel handle. Consequently, purse expense increased $364,607 since, by agreement with the horsemen, purses are calculated based on commissions net of part-mutuel taxes. Purses include $206,310 of expense directly attributed to the Company paying into the horseman's purse pool on simulcasting dark days. Entry fees and purse monies added by others decreased by 4.2% or $32,651, due to a lower number of horses entered in stake events during the current race meet. Concession, program, parking and other increased $92,315 primarily due to the increase in unclaimed tickets income increases in program sales due to simulcasting. Unclaimed tickets income relates to "winning" tickets which were not cashed by the bettors. The decline in average on-track attendance has attributed directly to the decrease in admissions income of $30,565 of 16.9%. Rental income and tax abatement earned increased by $128,290 and $87,279, respectively, due to increases in handle for Mid-America in 1997.

As a result of enacted legislation, Beulah Park, the Company's nearest competitor, could be open year round conducting both live racing and simulcasting racing from out of state tracks in direct competition with the Company. This situation would not be advantageous to either track and, as a result, during 1997 the Company and Beulah Park entered into an agreement to not be open at the same time and to share simulcasting revenues. Pursuant to the agreement, Beulah Park operated from the middle of September to the first of May while the Company was closed. During that period of time, revenues derived from simulcasting at Beulah Park at night when it was not conducting live racing was, after deducting certain expenses, shared with the Company. Revenue ("simulcasting shared revenues") under this agreement was $49,874 during 1997.

Operating expenses such as salaries and wages, advertising, insurance and repairs and maintenance increased as a result of the new simulcasting business activities (e.g. racetrack is open additional hours as a result of simulcasting). Depreciation expense increased 4.5% or $31,430 as a result of the new simulcasting equipment additions. Other operating and general expenses increased by 14.3% or $156,646 due to general increases in business activities, primarily rated to simulcasting. Simulcasting fees were $562,787 which includes $443,596 in expense for importing races into the facility (generally 3% of handle wagered) and $119,191 of expenses to operate the television equipment, decoding, transmission, etc.

Interest expense is a result of debt required to finance the construction of the clubhouse enclosure, draws on the line of credit for operations during the off season and simulcasting equipment. Overall interest expense increased $12,410 which includes increases in interest income of $14,932. The additions to interest expense were a result of increases in the interest rate on the line of credit and $11,180 of new financing interest relating to simulcasting equipment, offset by recurring payments for principal reductions of debt. Interest income and dividends increased as a result of higher average investment and cash deposit balances throughout the year.

1998 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

Income (loss) from racing operations increased $638,777 from a loss of $290,853 in 1996 to income of $347,924 in 1997 due to the reasons listed above.

Income tax expense increased from a benefit of $185,000 in 1996 to an expense of $30,000 in 1997. The effective tax rate changed from a benefit of 36% in 1996 to an expense of 26% in 1997. The effective income tax expense rate of 26% differs from the statutory federal rate of 34% due to a surtax exemption of 10%, permanent differences related mainly to lobbying expense which increased the statutory rate by 7%, and a reduction in the statutory rate of 5% related to a change in the rate at which the deferred tax assets and liabilities are recorded.

Net income increased from a loss of $331,891, or ($.56) per share in 1996 to income of $83,706, or $.14 per share in 1997 due to an increase in income from racing operations.

Liquidity and Capital Resources

The Clubhouse enclosure project was completed prior to the 1991 racing season at a total cost of approximately $5,316,000. The Company financed the project with a combination of internal funds of $1,641,000 and a $3,675,000 loan with its principal financial institution. The original five year term loan was entered into in October 1991 at an interest rate of 9.875%. In October 1996, the Company refinanced the five-term loan with the same financial institution in order to take advantage of lower interest rates. The revised term loan agreement calls for a fifteen-year amortization of the principal at a fixed rate of 8.15% and interest, with a minimum annual principal reduction of $100,000. A balloon payment of $2,557,440 for the remaining principal is due in November 2001. The Company anticipates that it will need to refinance the balloon payment based upon current anticipated cash flow estimates.

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

Excluding the simulcasting equipment, during 1998, 1997 and 1996, the Company invested $100,000, $17,435, and $204,286, respectively, for purchases of property and equipment. During 1997 and 1996, the Company utilized its $1,000,000 line of credit to provide working capital during the off season. The Company borrowed and subsequently repaid approximately $254,000 during 1997. The Company did not utilize the line of credit during 1998.

The Company continued to generate positive cash flow from operations during 1998, 1997 and 1996. Cash provided by operating activities was $1,028,022 for 1998 compared to $625,080 for 1997. This increase was mainly a result of net cash provided by changes in accounts receivable and accounts payable, trade and purses payable and simulcast purse fund of $287,130 in 1998 compared to net cash used of $155,185 in 1997. Cash provided by operating activities for 1997 was $625,080 compared to $219,206 for 1996. The increase was due mainly to an increase in net income to $83,706 in 1997 from a loss of $331,891 in 1996. Positive cash flow is anticipated to continue from operations in future years along with liquidity. The Company's ability to generate sufficient cash to meet its needs, on both a long-term and short-term basis, is anticipated to continue based on the Company's stable current ratios of 1.83, 1.87 and 1.57 as of October 31, 1998, 1997 and 1996, respectively, and other long-term plans. During 1998, 1997 and 1996, the Company has paid cash dividends, despite a net loss that is due principally to

1998 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------


depreciation and amortization of $695,437, $728,626, and $732,139, respectively, and deferred income taxes of $19,000, $30,000, and $(185,000). Although the Company cannot anticipate future performance, the Company anticipates that the pattern of cash dividends paid in 1998 will be maintained in the near future.

RECENT DEVELOPMENTS AND OUTLOOK

During 1999, the Company will continue to pursue the development of off-track betting parlors as state law requires. This effort is being undertaken with the other racetracks in Ohio. The construction of these parlors is considered to have a favorable impact on the Company's operations.

In addition, the Company revised its agreement with Beulah Park, whereby the Company receives a share of proceeds from simulcasting generated during a dark period at Beulah during the winter. However, at no time in which the Company is racing and conducting simulcasting will the Company share proceeds with Beulah Park.

YEAR 2000

The Year 2000 problem exists because many computer programs use only the last two digits to refer to a year. Accordingly, such computer programs do not distinguish a year that begins with "20" from a year that begins with "19". If not corrected, these computer programs could fail or create erroneous results.

The Company is in the process of developing and implementing a plan for the identification and remediation of Year 2000 issues that could affect its business. The identification and remediation plan has five categories: (1) mission critical software, (2) other software, (3) information technology hardware, (4) non-information technology systems, and (5) third party related issues.

Mission Critical Software: The Company has identified five mission critical software systems: horseman purse systems, stock transfer systems, general ledger, bank services, and accounts payable systems. In the first quarter of fiscal year 1999, the Company purchased the Accpac for Windows Corporate Series Accounting System. The Accpac Corporate series has represented it is Year 2000 compliant. The installation and training of the Accpac software began in January 1999 and be completed by the end of April 1999.

Other Software: The Company maintains and periodically updates all other software utilized by it, such as word processing and spreadsheet management. Along with the purchase of the Accpac software, Year 2000 compliant word processing and spreadsheet software was purchased in the first quarter of fiscal year 1999. Installation of this software began in January 1999 and finish by the end of April 1999.

Information Technology Hardware: The Company purchased from ADC Information Technology Services, a Gateway ALR 7200 NT network fileserver in December 1998. Five Pentium II - 266 Windows personal computers were also purchased in December 1998. Installation and training on this network began in January 1999 and be completed by April 1999. The NT 4.0 Network System is represented as being Year 2000 complaint.

1998 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

Non-Information Technology Systems: The Company will begin an inventory of all non-information technology systems that may have a material impact on the Company's ability to conduct business in a usual manner. The General Manager of the Company was informed of the need of this requirement, as was the Board of Directors. The Company intends to perform internal testing and gather third party representations as to the system's Year 2000 compliance. This process and required corrections are to be completed by October 31, 1999.

Third Party Related Issues: The Company has identified those vendors whose services have a material impact on the Company's ability to conduct normal business operations. The Company's largest and most necessary vendor, American Totalisator, has been contacted and has responded that its systems are Year 2000 compliant. Other vendors' compliance certifications have been received as well. The Company will continue to request for confirmation from other major vendors.

Costs to Address the Year 2000 Issue: The Company has committed to spend approximately $65,000 on its Year 2000 compliance through fiscal year 1999. The Company does not anticipate spending additional amounts after 1999 but will make necessary expenditures as required.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION ACT OF 1995

The statements contained in this report under the caption "Recent Developments and Outlook" and other provisions of this report which are not historical facts are "forward looking statements" that involve various important risks, uncertainties and other factors which could cause the Company's actual results for 1999 and beyond to differ materially from those expressed in such forward looking statements. These important factors include, without limitation, the following risks and uncertainties: real or perceived adverse economic conditions, the impact of other forms of gambling, the outcome of litigation, the impact of changes in government regulations, the problems associated with the Year 2000 issue and the other risks described in the Company's Securities and Exchange Commission filings.

INFLATION

Inflation is not expected to materially impact the Company.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In June 1997, the FASB issued SFAS No. 130, Reporting Comprehensive Income. SFAS 130 is effective for financial statements issued for periods beginning after December 15, 1997. The Company intends to adopt SFAS 130 in fiscal year 1999.

In June 1997, the FASB issued SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information. SFAS 131 is effective for financial statements issued for periods beginning after December 15, 1997. The Company intends to adopt SFAS 131 in fiscal year 1999.

In February 1998, the FASB issued SFAS No. 132, Employers' Disclosures about Pensions and Other Postretirement Benefits - an Amendment of FASB Statements No. 87, 88, and 106. SFAS 132 is effective for financial statements issued for periods beginning after December 15, 1997. The Company intends to adopt SFAS 132 in fiscal year 1999.