Form 10-K, Exhibit 13
period 1999-10-31
SCIOTO DOWNS INC
filed 2000-01-31
CIK 87836

                                                                      Exhibit 13





SCIOTO DOWNS, INC.
REPORT ON AUDITS OF
FINANCIAL STATEMENTS
FOR THE YEARS ENDED
OCTOBER 31, 1999, 1998 AND 1997

                                                                      Exhibit 13


                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors and Stockholders
Scioto Downs, Inc.
Columbus, Ohio


In our opinion, the accompanying balance sheets and the related statements of operations and stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Scioto Downs, Inc. at October 31, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended October 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


PricewaterhouseCoopers LLP

January 26, 2000

SCIOTO DOWNS, INC.
BALANCE SHEETS
OCTOBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

                                                                       1999               1998

                                     ASSETS
Current assets:
    Cash and cash equivalents                                    $   1,235,461        $  1,048,849
    Restricted cash                                                    288,591             454,391
    Accounts receivable, net of allowance for doubtful
      accounts of $127,864 at October 31, 1999                          53,614              20,977
    Prepaid expenses and other                                          37,785              77,729
                                                                 -------------        ------------

        Total current assets                                         1,615,451           1,601,946
                                                                 -------------        ------------

Property and equipment, at cost:
    Buildings and improvements                                      14,544,312          14,548,305
    Construction in progress                                            67,649                   -
    Land improvements                                                1,326,554           1,328,990
    Furniture and fixtures                                           1,641,167           1,657,699
    Machinery and equipment                                          2,231,366           2,181,802
                                                                 -------------        ------------
                                                                    19,811,048          19,716,796
      Less accumulated depreciation                                 13,902,577          13,386,843
                                                                 -------------        ------------

                                                                     5,908,471           6,329,953
    Land                                                               299,847             299,847
                                                                 -------------        ------------

                                                                     6,208,318           6,629,800
                                                                 -------------        ------------

Accounts receivable-related party                                      483,654             248,375
Investment in joint venture                                             60,812              97,126
                                                                 -------------        ------------

        Total assets                                             $   8,368,235        $  8,577,247
                                                                 =============        ============

CONTINUED

SCIOTO DOWNS, INC.
BALANCE SHEETS
OCTOBER 31, 1999 AND 1998
--------------------------------------------------------------------------------


                                                                        1999                1998

                                   LIABILITIES
Current liabilities:
    Accounts payable, trade                                        $   185,542         $    41,123
    Purses payable and simulcast purse fund                            346,517             495,055
    Dividends payable                                                        -              29,789
    Current maturities, term debt                                      123,700             281,237
    Accrued expenses:
      Property taxes                                                   156,913             166,090
      Other                                                            108,156              51,821
                                                                   -----------         -----------

        Total current liabilities                                      920,828           1,065,115
                                                                   -----------         -----------

Minimum pension liability                                              186,770             115,771
                                                                   -----------         -----------

Deferred income taxes                                                   30,637              43,342
                                                                   -----------         -----------

Term debt, net of current maturities                                 2,911,513           2,925,113
                                                                   -----------         -----------

Commitments and contingencies


                              STOCKHOLDERS' EQUITY

Common stock, $1.05 par value per share:
    Authorized: 3,600,000 shares
    Issued and outstanding: 595,767 shares                             625,555             625,555
Capital in excess of par value of stock                              2,037,300           2,037,300
Retained earnings                                                    1,772,400           1,833,861
Pension liability adjustment, net of taxes                            (116,768)            (68,810)
                                                                   -----------         -----------

        Total stockholders' equity                                   4,318,487           4,427,906
                                                                   -----------         -----------

        Total liabilities and stockholders' equity                 $ 8,368,235         $ 8,577,247
                                                                   -----------         -----------






   The accompanying notes are an integral part of these financial statements.

SCIOTO DOWNS, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED OCTOBER 31, 1999, 1998 AND 1997
--------------------------------------------------------------------------------


                                                            1999         1998           1997

Nights of live racing                                            61            61            61
                                                        -----------   -----------   -----------
Dark days of simulcasting                                        10            11            11
                                                        -----------   -----------   -----------

Operating revenues:
    Pari-mutuel commissions and breakage                $ 6,219,168   $ 6,108,475   $ 6,031,728
      Less pari-mutuel taxes                                967,702       930,613       900,345
                                                        -----------   -----------   -----------
                                                          5,251,466     5,177,862     5,131,383
                                                        -----------   -----------   -----------

    Export signal revenue                                   241,959       243,216       212,594
    Admissions                                              119,428       132,172       149,425
    Simulcasting shared revenue, net                         70,180        70,915        49,874
    Concessions, program, parking, and other                778,157       796,784       843,921
    Entry fees and purse monies added by others             688,058       728,915       750,053
    Rental income from leased facilities                    508,705       551,582       429,709
    Pari-mutuel tax abatement earned                        412,330       394,062       368,247
                                                        -----------   -----------   -----------
                                                          8,070,283     8,095,508     7,935,206
                                                        -----------   -----------   -----------

Operating expenses:
    Purses                                                3,063,308     3,073,960     2,875,409
    Salaries and wages                                    1,193,837     1,182,815     1,199,212
    Simulcasting fees                                       700,561       673,151       562,787
    Depreciation and amortization                           562,549       695,437       728,626
    Advertising                                             248,033       312,649       311,929
    Real and personal property taxes                        187,631       193,551       187,237
    Insurance                                               207,902       209,943       238,262
    Repairs and maintenance                                 209,421       199,948       231,220
    Other operating and general                           1,504,490     1,271,423     1,252,600
                                                        -----------   -----------   -----------
                                                          7,877,732     7,812,877     7,587,282
                                                        -----------   -----------   -----------

        Income from racing operations                       192,551       282,631       347,924

Equity in earnings of joint venture                           3,686         2,036        12,643

Interest expense, net                                      (215,910)     (252,737)     (246,861)
                                                        -----------   -----------   -----------

        (Loss) income before income tax expense             (19,673)       31,930       113,706

Income tax expense                                          (12,000)      (19,000)      (30,000)
                                                        -----------   -----------   -----------

        Net (loss) income                               $   (31,673)  $    12,930   $    83,706
                                                        ===========   ===========   ===========

Basic and diluted (loss) earnings per common share      $      (.05)  $       .02   $       .14
                                                        ===========   ===========   ===========

Dividends per common share                              $       .05   $       .10   $       .10
                                                        ===========   ===========   ===========

Weighted average shares outstanding, basic and diluted      595,767       595,767       595,767
                                                        ===========   ===========   ===========


   The accompanying notes are an integral part of these financial statements.

SCIOTO DOWNS, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED OCTOBER 31, 1999, 1998 AND 1997
--------------------------------------------------------------------------------


                                                                                            CAPITAL IN
                                                                     COMMON STOCK           EXCESS OF
                                                              ------------------------      PAR VALUE         RETAINED
                                                               SHARES           AMOUNT       OF STOCK         EARNINGS
                                                              ---------       --------      -----------       --------
Balances, October 31, 1996                                      595,767       $  625,555     $ 2,037,300      $ 1,856,343

    Net income                                                        -                -               -           83,706
    Minimum pension liability adjustment, net of taxes                -                -               -                -
    Comprehensive loss                                                -                -               -                -
    Cash dividends - $ .10 per share                                  -                -               -          (59,559)
                                                              ---------       ----------     -----------      -----------

Balances, October 31, 1997                                      595,767          625,555       2,037,300        1,880,490

    Net income                                                        -                -               -           12,930
    Minimum pension liability adjustment, net of taxes                -                -               -                -
    Comprehensive loss                                                -                -               -                -
    Cash dividends - $ .10 per share                                  -                -               -          (59,559)
                                                              ---------       ----------     -----------      -----------

Balances, October 31, 1998                                      595,767          625,555       2,037,300        1,833,861

    Net loss                                                          -                -               -          (31,673)
    Minimum pension liability adjustment, net of taxes                -                -               -                -
    Comprehensive loss                                                -                -               -                -
    Cash dividends - $ .05 per share                                  -                -               -          (29,788)
                                                              ---------       ----------     -----------      -----------

Balances, October 31, 1999                                      595,767       $  625,555     $ 2,037,300      $ 1,772,400
                                                              =========       ==========     ===========      ===========




                                                               ACCUMULATED
                                                                   OTHER           TOTAL
                                                               COMPREHENSIVE     STOCKHOLDERS'
                                                                   LOSS             EQUITY
                                                               -------------     -------------
Balances, October 31, 1996                                       $  (48,295)     $ 4,470,903

    Net income                                                            -           83,706
    Minimum pension liability adjustment, net of taxes              (11,485)         (11,485)
                                                                                 -----------
    Comprehensive income                                                  -           72,221
                                                                                 -----------
    Cash dividends - $ .10 per share                                      -          (59,559)
                                                                 ----------      -----------

Balances, October 31, 1997                                          (59,780)       4,483,565

    Net income                                                            -           12,930
    Minimum pension liability adjustment, net of taxes               (9,030)          (9,030)
                                                                                 -----------
    Comprehensive income                                                  -            3,900
                                                                                 -----------
    Cash dividends - $ .10 per share                                      -          (59,559)
                                                                 ----------      -----------

Balances, October 31, 1998                                          (68,810)       4,427,906

    Net loss                                                              -          (31,673)
    Minimum pension liability adjustment, net of taxes              (47,958)         (47,958)
                                                                                 -----------
    Comprehensive loss                                                    -          (79,631)
                                                                                 -----------
    Cash dividends - $ .05 per share                                      -          (29,788)
                                                                 ----------      -----------

Balances, October 31, 1999                                       $ (116,768)     $ 4,318,487
                                                                 ===========     ===========




   The accompanying notes are an integral part of these financial statements.

SCIOTO DOWNS, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED OCTOBER 31, 1999, 1998 AND 1997
--------------------------------------------------------------------------------


                                                              1999          1998          1997
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net (loss) income                                   $   (31,673)  $    12,930   $    83,706
    Adjustments to reconcile net (loss) income
      to net cash provided by operating activities:
        Equity in earnings of joint venture                  (3,686)       (2,037)      (12,643)
        Loss on disposal of assets                           14,986
        Depreciation and amortization                       562,549       695,437       728,626
        Provision for losses on accounts receivable         127,864            --            --
        Deferred income taxes                                12,000        19,000        30,000
        Change in accounts receivable                      (160,501)      (20,977)       40,270
        Change in accounts receivable - related party      (235,279)       35,491      (277,030)
        Change in prepaid expenses and other                 38,280       (20,946)      (25,519)
        Change in accounts payable, trade and
           purses payable and simulcast purse fund           (4,121)      272,416        81,575
        Change in accrued expenses                           47,158        36,508       (23,905)
                                                        -----------   -----------   -----------
             Net cash provided by operating activities      367,577     1,027,822       625,080
                                                        -----------   -----------   -----------

CASH FLOWS FROM INVESTING ACTIVITIES:
    Net restricted cash (receipts) disbursements            165,800      (354,702)      (85,746)
    Purchase of property and equipment                     (156,050)     (100,000)     (632,630)
    Dividend from joint venture                              40,000            --            --
                                                        -----------   -----------   -----------
             Net cash provided by (used in)
                investing activities                         49,750      (454,702)     (718,376)
                                                        -----------   -----------   -----------

CASH FLOWS FROM FINANCING ACTIVITIES:
    Proceeds from issuance of debt                               --            --       538,500
    Payments on term debt                                  (171,137)     (289,199)     (168,806)
    Dividends paid                                          (59,578)      (59,559)      (59,559)
                                                        -----------   -----------   -----------
             Net cash (used in) provided by
               financing activities                        (230,715)     (348,758)      310,135
                                                        -----------   -----------   -----------

Net increase in cash and cash equivalents                   186,612       224,362       216,839

Cash and cash equivalents, beginning of year              1,048,849       824,487       607,648
                                                        -----------   -----------   -----------

Cash and cash equivalents, end of year                  $ 1,235,461   $ 1,048,849   $   824,487
                                                        ===========   ===========   ===========

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid during the year:
    Interest paid                                       $   261,380   $   299,723   $   284,694
                                                        ===========   ===========   ===========

Supplemental schedule of noncash financing activity:

    The Company incurred accounts payable for
      leasehold improvements in 1997 and
      construction in progress in 1999                   $   43,218                  $   14,250
                                                        ===========                  ===========


   The accompanying notes are an integral part of these financial statements.

SCIOTO DOWNS, INC.
NOTES TO FINANCIAL STATEMENTS
OCTOBER 31, 1999, 1998 AND 1997
--------------------------------------------------------------------------------

1.       DESCRIPTION OF THE BUSINESS

         Scioto Downs, Inc.'s (the Company) business is the ownership and operation of a harness horseracing facility located in central Ohio. Revenues are earned from commissions on pari-mutuel wagering on live races and simulcasting and various related revenues including simulcasting export signal revenue, admissions, concessions and parking.

2.       ACCOUNTING POLICIES

         The following is a summary of significant accounting policies followed in the preparation of the financial statements.

         Cash and cash equivalents. Cash and cash equivalents represent amounts on deposit with financial institutions, including money market investments with original maturities of three months or less. At October 31, 1999 and 1998, cash and cash equivalents and restricted cash included deposits of approximately $1,524,000 and $1,503,000, which are held at one financial institution.

         Restricted cash. The Company is required to hold funds related to horsemen's fines and certain simulcasting funds in separate accounts, and their use is restricted. Reclassifications from prior-year cash and cash equivalent balances have been made to present restricted cash balances separately.

         Property and equipment. The Company records asset acquisitions at cost. Depreciation is recognized on the straight-line method over the estimated useful lives of the applicable assets as follows:


                                                       ESTIMATED
                                                     USEFUL LIVES
                     CLASS OF ASSETS                    (YEARS)
                  -------------------                ------------
                  Buildings and improvements           10 to 40
                  Land improvements                     6 to 20
                  Furniture and fixtures                4 to 20
                  Machinery and equipment               5 to 15


         Maintenance, repairs and minor renewals are charged to expense as incurred, while major renewals and betterments are capitalized. The cost and related accumulated depreciation of assets sold or otherwise disposed of are removed from the related accounts, and resulting gains or losses are reflected in operations.

         Long-lived assets. The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of assets. To date, no such impairment has been recognized.

SCIOTO DOWNS, INC.
NOTES TO FINANCIAL STATEMENTS
OCTOBER 31, 1999, 1998 AND 1997
--------------------------------------------------------------------------------

         Income taxes. The Company accounts for income taxes on the liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to "temporary differences" between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

         Net (loss) income per common share. Net (loss) income per share of common stock is based on the weighted average number of shares outstanding during each of the respective years. The Company has no common stock equivalents. Accordingly, the weighted average shares outstanding are the same for calculation of basic and diluted per-share computations.

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

         Recent accounting pronouncements. In June 1997, the FASB issued SFAS No. 130, Reporting Comprehensive Income. SFAS 130 is effective for financial statements issued for periods beginning after December 15, 1997, with earlier application encouraged. The Company has adopted SFAS 130 in fiscal year 1999 and has presented comprehensive income for all periods presented in the statement of stockholders' equity.

         In February 1998, the FASB issued SFAS No. 132, Employers' Disclosures about Pensions and Other Postretirement Benefits - an amendment of FASB Statements No. 87, 88, and 106. SFAS 132 is effective for financial statements issued for periods beginning after December 15, 1997. The Company has adopted SFAS 132 in fiscal year 1999.

         Reclassifications. Certain prior-year amounts have been reclassified to conform with the 1999 presentation.

SCIOTO DOWNS, INC.
NOTES TO FINANCIAL STATEMENTS
OCTOBER 31, 1999, 1998 AND 1997
--------------------------------------------------------------------------------

3.       AFFILIATED ENTITIES

         The Company leases its racing facilities to Mid-America Racing Association, Inc. (Mid-America), which has common management and certain common stockholders with the Company. The facilities are leased for the period of time necessary to conduct an annual racing meet under the terms of a 25-year lease agreement which expires on December 31, 2013. The lease agreement provides for rental payments to the Company based on percentages of daily pari-mutuel wagering during the meet with a minimum annual rental payment of $7,200. Also, during 1999, 1998 and 1997, Mid-America incurred additional rents of $103,310, $156,243, and $94,929, respectively. These additional rents are based on two months of the Company's required debt service on the clubhouse enclosure during the period in which Mid-America rents the Company's facilities, and beginning in fiscal year 1997, 47% of the annual payments of principal and interest on debt incurred to purchase simulcasting equipment. These additional rents are subject to annual approval by Mid-America. The gross lease income was $508,705 in 1999, $551,582 in 1998, and $429,709 in 1997. As discussed in Note 7, the lessee remits its portion of the pari-mutuel tax abatement to the Company. Such tax abatement amounted to $205,533 in 1999, $192,354 in 1998, and $169,517 in 1997. In addition, the lessee is required to pay certain operating expenses. Revenues from this lease are accounted for on the operating method.

         The Company collects simulcasting purse pool funding and other monies on behalf of Mid-America and remits such funding to Mid-America on a periodic basis. In addition, amounts are due from Mid-America for the portion of certain shared corporate overhead expenses paid by the Company, and subsequently reimbursed by Mid-America. Accounts receivable from Mid-America were $434,431, $248,375, and $283,866 at October 31, 1999 , 1998 and 1997, respectively, and such reimbursed expenses were $326,754 in 1999, $241,519 in 1998, and $143,369 in 1997.
         Interest on the outstanding balance is charged at the prime lending rate. Interest income of $26,375 and $10,750 was recorded for 1999 and 1998, respectively. The Company also has accounts receivable of $49,233 due from MARA Enterprises, Inc., which has certain common stockholders within the Company. The Company's related party receivable has been collateralized by a pledge by the shareholders of Mid-America of certain investments.

4.       INCOME TAXES

         Income tax expense includes the following components:


                                            1999             1998             1997
                                       --------------   --------------  ---------------
Federal income tax expense:
    Deferred                           $    12,000      $    19,000     $     30,000
                                       --------------   --------------  ---------------

      Total                            $    12,000      $    19,000    $      30,000
                                       --------------   --------------  ---------------

SCIOTO DOWNS, INC.
NOTES TO FINANCIAL STATEMENTS
OCTOBER 31, 1999, 1998 AND 1997
--------------------------------------------------------------------------------

         A summary of the effective income tax rates is as follows:

                                               PERCENTAGE OF PRETAX INCOME (LOSS)
                                               ----------------------------------
                                                1999          1998         1997
                                               ------        ------       -------
Statutory federal rate                         (34)%          34%          34%

Surtax exemption                                19           (19)         (10)

Permanent differences                           71            24            7

Deferred tax rate and other adjustments         21            21           (5)
                                               ------        ------       -------
Effective tax rate                              77%           60%          26%


The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities at October 31 are as follows:


                                                           1999                  1998
                                                     -----------------     -----------------
Deferred tax assets arising from:
    AMT credit/net operating loss carryovers         $  414,041            $  475,507
    Valuation allowance                                 (96,671)              (96,671)
    Pension liability adjustment                         60,153                35,448
    Allowance for doubtful accounts                      34,523
                                                     -----------------     -----------------
      Total deferred tax assets                      $  412,046            $  414,284
                                                     -----------------     -----------------

Deferred tax liabilities arising from:
    Depreciation                                     $  442,683            $  457,626
                                                     -----------------     -----------------

      Total deferred tax liabilities                 $   30,637            $  457,626
                                                     =================     =================


         The Company has recorded a valuation allowance of $96,671 at October 31, 1999 and 1998, related to net operating loss carryforwards for state income taxes and contribution carryforwards not expected to be utilized. Deferred tax assets, liabilities, and federal income tax expense in future years can be significantly affected by changes in enacted tax rates and the rates at which net operating loss carryforwards are utilized.

         At October 31, 1999, the Company has, for federal income tax purposes, approximately $59,000 in alternative minimum tax credit carryforwards and approximately $956,000 in net operating loss carryforwards. The tax operating loss carryforwards expire over the years 2008 through 2013. The alternative minimum tax credit can be carried forward indefinitely.

5.       COMMITMENTS

         The Company leases pari-mutuel equipment under a five-year noncancelable operating lease with an automatic extension as long as the Company conducts pari-mutuel wagering. Rental expense was $125,939 in 1999, $121,432 in 1998, and $118,628 in 1997. Under the agreement, the Company is obligated to pay the third-party processor a minimum charge per program of $1,600 (approximately $97,600 for one year).

SCIOTO DOWNS, INC.
NOTES TO FINANCIAL STATEMENTS
OCTOBER 31, 1999, 1998 AND 1997
--------------------------------------------------------------------------------

6.       RETIREMENT PLANS

         The Company and Mid-America sponsor a noncontributory defined-benefit pension plan covering all full-time employees meeting certain age and service requirements. The Company and Mid-America share proportionately the costs and related assets of the plan. The Company's total pension expense, which includes both current service costs and amortization of prior years' service costs, amounted to $44,463 in 1999, $28,127 in 1998, and $22,204 in 1997.

         The Company's funding policy is to contribute annually an amount sufficient to fund the plan's current service cost on a current basis, and to fund estimated past service costs over a thirty-year period using a different actuarial cost method and different assumptions from those used for financial reporting.

         The fair value of the plan assets is less than the accumulated benefit obligation of the plan. Accordingly, the Company has recognized a minimum pension liability of $186,770 and $115,771 at October 31, 1999 and 1998, respectively.

         Net pension expense includes the following components:


                                                      1999             1998             1997
                                                  --------------   --------------  ---------------
Service cost--benefits earned during
    the year                                      $   22,513       $   13,057       $  8,731
Interest cost on projected benefit
    obligations                                       36,353           32,453         33,150
Expected gain on plan assets                         (25,578)         (29,238)       (32,026)
Net amortization relating to the
    deferral of initial transitional obligation
    and subsequent gains and losses                   11,175           11,855         12,349
                                                  ==============   ==============   ===============
      Net pension expense                          $  44,463       $  $28,127       $ 22,204
                                                  ==============   ==============   ===============

SCIOTO DOWNS, INC.
NOTES TO FINANCIAL STATEMENTS
OCTOBER 31, 1999, 1998 AND 1997
--------------------------------------------------------------------------------

The Company's portion of the funded status of the plan and accrued pension expense at October 31 is as follows:


                                                         1999               1998                1997
                                                   -----------------  -----------------   -----------------
Accumulated benefit obligation                     $        519,548   $        463,568    $        459,255
Impact of future salary increases                            29,935             28,929              19,859
                                                   -----------------  -----------------   -----------------

Projected benefit obligation                                549,483            492,497             479,114
Plan assets at fair value, primarily a
    diversified income fund and cash equivalents            316,885            334,175             352,693
                                                   -----------------  -----------------   -----------------

Plan assets in deficiency of
    projected benefit obligation                           (232,598)          (158,322)           (126,421)
Items not recognized in income:
    Unrecognized prior service cost                           1,656              1,859               2,275
    Unrecognized net gain from past
      experience different from that assumed and
      effects of changes in assumptions                     206,856            133,187             110,435
Initial transitional obligation, which is
      being amortized over 17.5 years                         8,193              9,654              12,270
                                                   -----------------  -----------------   -----------------

        Accrued pension expense                    $        (15,893)  $        (13,622)   $         (1,441)
                                                   =================  =================   =================


         Assumptions used for the plan are as follows:


                                                      1999               1998                1997
                                                -----------------  -----------------   -----------------
Discount rate                                        7.50%              6.75%               7.00%
Rate of increase in compensation
    levels                                           5.50%              4.75%               5.00%
Long-term rate of return on assets                   8.00%              8.00%               8.00%


Plan assets have been valued at market value.

The Company and Mid-America have a 401(k) savings plan covering substantially all full-time employees. The Company expensed matching contributions of $36,281 in 1999, $8,122 in 1998, and $5,750 in 1997.

SCIOTO DOWNS, INC.
NOTES TO FINANCIAL STATEMENTS
OCTOBER 31, 1999, 1998 AND 1997
--------------------------------------------------------------------------------

7.       PARI-MUTUEL TAX ABATEMENT

         To encourage the improvement of racing facilities in Ohio, permit holders are allowed to recover 70% of the cost of qualified improvements as determined by the Ohio State Racing Commission. Such recovery is accomplished by reducing each day's pari-mutuel tax paid to the state by a fraction of 1% of pari-mutuel wagering and continues for 15 years (10 years if construction of the improvements commenced after March 29, 1988), or until the total tax reduction reaches 70% of the cost of the improvement, whichever occurs first. Such abatement is available to all permit holders who race at the improved facility. By agreement, Mid-America must remit its portion of the abatement to the Company (see Note 3). At October 31, 1999, the Company had $576,935 of abatement available for recovery in future periods. The Company earned pari-mutuel tax abatement (including amounts from Mid-America) of $412,330 in 1999, $394,062 in 1998, and $368,247 in 1997.

8.       DEBT FINANCING ARRANGEMENTS

         The Company has available for its use a line of credit with a financial institution for $1,000,000. The line, which is renewed annually, calls for interest at the prime rate. At October 31, 1999 and 1998, the line had no outstanding balance.

         In October 1996, the Company refinanced its five-year term loan with the same financial institution. The revised term loan agreement provided for a fifteen-year amortization of the principal at a fixed rate of 8.15%, with a minimum annual principal reduction of $100,000. A balloon payment for the remaining principal was due in November 2001. Interest was payable monthly. The term loan was collateralized by a first mortgage on the Company's real property facilities, as well as all other personal property, and an assignment of the rents from the Company's lease arrangements.

         In July 1997, the Company entered into a three-year term loan with the same financial institution to finance the installation of simulcasting equipment. The term loan agreement provided for a three-year amortization of the principal at a fixed interest rate of 8.17%. The Company was required to make monthly payments of principal and interest of $16,946 per month.

         In April 1999, the Company consolidated the above loans into a modified loan with the same financial institution. The revised term loan agreement provides for monthly payments of principle and interest of $30,025 through September 2013. Interest is fixed at 7.79%. The loan is collateralized by a first mortgage on the Company's real property, facilities, as well as other personal property, and an assignment of the rents from the Company's lease arrangements.

SCIOTO DOWNS, INC.
NOTES TO FINANCIAL STATEMENTS
OCTOBER 31, 1999, 1998 AND 1997
--------------------------------------------------------------------------------

         The aggregate amount of the required annual principal payments on term debt obligations at October 31, 1999 is as follows:

                    2000                            $  123,700
                    2001                               135,832
                    2002                               146,280
                    2003                               158,247
                    2004                               170,662
                    Thereafter                       2,300,492
                                                   -----------
                    Total                          $ 3,035,213
                                                   ===========


9.       JOINT VENTURE

         The Company is a member of a joint venture established for the purpose of installing and operating outdoor advertising at the Company's facilities. Revenues and expenses, as well as cash shortfalls, are shared equally by both participants in the joint venture. The Company accounts for its 50% investment under the equity method of accounting. The Company recorded $3,686 in 1999, $2,036 in 1998, and $12,643 in
         1997, as its proportionate share of the joint venture's earnings in its statements of operations.

10.      COMMITMENTS AND CONTINGENCIES

         At October 31, 1999, the Company has an outstanding receivable from its concessionaire of $127,864. The Company is in dispute with the concessionaire and has fully reserved the receivable as of October 31, 1999. Under the agreement with the concessionaire, the Company is obligated to purchase certain equipment and licenses if it terminates the agreement. The purchase price would be $433,967 as of October 31, 1999. As of January 26, 2000 the Company has not formally terminated the agreement.

SCIOTO DOWNS, INC.
FIVE-YEAR SUMMARY OF OPERATIONS
OCTOBER 31, 1999, 1998, 1997, 1996 AND 1995
--------------------------------------------------------------------------------

                                                      1999             1998            1997             1996             1995

Operating revenues:
    Pari-mutuel commissions and breakage            $ 6,219,168      $ 6,108,475     $ 6,031,728      $ 4,375,312      $ 4,690,408
      Less pari-mutuel taxes                            967,702          930,613         900,345          771,643          842,511
                                                    -----------      -----------     -----------      -----------      -----------

                                                      5,251,466        5,177,862       5,131,383        3,603,669        3,847,897

    Export signal revenue                               241,959          243,216         212,594                -                -
    Admissions                                          119,428          132,172         149,425          179,990          197,700
    Simulcasting shared revenue, net                     70,180           70,915          49,874                -                -
    Concessions, program, parking, and other            778,157          796,784         843,921          751,606          782,743
    Entry fees and purse monies added by others         688,058          728,915         750,053          782,704          888,712
    Rental income from leased facilities                508,705          551,582         429,709          301,419          305,226
    Pari-mutuel tax abatement earned                    412,330          394,062         368,247          280,968          294,683
                                                    -----------      -----------     -----------      -----------      -----------
                                                      8,070,283        8,095,508       7,935,206        5,900,356        6,316,961
                                                    -----------      -----------     -----------      -----------      -----------

Operating expense:
    Purses                                            3,063,308        3,073,960       2,875,409        2,510,802        2,597,178
    Salaries and wages                                1,193,837        1,182,815       1,199,212        1,048,031        1,030,606
    Simulcasting fees                                   700,561          673,151         562,787                -                -
    Depreciation                                        562,549          695,437         728,626          697,196          693,583
    Advertising                                         248,033          312,649         311,929          283,514          338,779
    Real and personal property taxes                    187,631          193,551         187,237          192,293          192,077
    Insurance                                           207,902          209,943         238,262          188,540          177,440
    Repairs and maintenance                             209,421          199,948         231,220          174,879          165,483
    Other operating and general                       1,504,490        1,271,423       1,252,600        1,095,954        1,114,519
                                                    -----------      -----------     -----------      -----------      -----------
                                                      7,877,732        7,812,877       7,587,282        6,191,209        6,309,665
                                                    -----------      -----------     -----------      -----------      -----------

        Income (loss) from racing operations            192,551          282,631         347,924         (290,853)           7,296

Equity in earnings of joint venture                       3,686            2,036          12,643           23,345           15,705
Interest expense, net                                  (215,910)        (252,737)       (246,861)        (249,383)        (258,855)
                                                    -----------      -----------     -----------      -----------      -----------

        Income (loss) before income tax
          (expense) benefit                             (19,673)          31,930         113,706         (516,891)        (235,854)

Income tax (expense) benefit                            (12,000)         (19,000)        (30,000)         185,000          106,000
                                                    -----------      -----------     -----------      -----------      -----------

Net income (loss)                                   $   (31,673)     $    12,930     $    83,706      $  (331,891)      $ (129,854)
                                                    -----------      -----------     -----------      -----------      -----------

SCIOTO DOWNS, INC.
SELECTED FINANCIAL DATA
FOR THE YEAR ENDED OCTOBER 31, 1999
--------------------------------------------------------------------------------

QUARTERLY SHARE DATA:

Set forth below are the high and low closing bid prices of Scioto Downs, Inc., as reported by Tradeline and the cash dividends paid and declared on a fiscal quarter basis for the two years ended October 31, 1999. These bid prices do not include retail markups, markdowns or commissions.

                                               LOW             HIGH        DIVIDENDS
                                           ------------    ------------  ------------
1999       First Quarter 1/31              $    12.25     $    12.75
           Second Quarter 4/30                  12.25          15.25
           Third Quarter 7/31                   12.25          12.75     $   .05
           Fourth Quarter 10/31                 12.25          13.38

1998       First Quarter 1/31              $    12.25     $    14.25
           Second Quarter 4/30                  12.25          13.00
           Third Quarter 7/31                   12.25          12.75     $   .05
           Fourth Quarter 10/31                 12.25          14.25         .05

The market for the Company's common stock is generally inactive.

The number of common stockholders of the Company as of October 31, 1999 approximated 1,592.

SCIOTO DOWNS, INC.
SELECTED FINANCIAL DATA
FOR THE YEAR ENDED OCTOBER 31, 1999
--------------------------------------------------------------------------------

                                            1999          1998         1997         1996          1995
Operating revenues                      $ 8,070,283   $ 8,095,508  $ 8,113,835  $ 5,900,356   $ 6,316,961
                                        -----------   -----------  -----------  -----------   -----------

Net income (loss)                       $   (31,673)  $    12,930  $    83,706  $  (331,891)  $  (129,854)
                                        -----------   -----------  -----------  -----------   -----------

Net income (loss) per common share (a)  $     (0.05)  $      0.02  $      0.14  $     (0.56)  $     (0.22)
                                        -----------   -----------  -----------  -----------   -----------

Cash dividends per common share         $       .05   $       .10  $       .10  $       .10   $       .10
                                        -----------   -----------  -----------  -----------   -----------

Average common shares outstanding           595,767       595,767      595,767      595,767       595,767
                                        -----------   -----------  -----------  -----------   -----------

Total assets                            $ 8,368,235   $ 8,577,247  $ 8,588,183  $ 8,094,579   $ 8,795,790
                                        -----------   -----------  -----------  -----------   -----------

Term obligations                        $ 3,035,213   $ 3,206,350  $ 3,495,549  $ 3,125,855   $ 3,247,411
                                        -----------   -----------  -----------  -----------   -----------


(a) Based upon weighted average shares outstanding, basic and diluted



  TWENTY-YEAR PER SHARE SUMMARY OF EARNINGS (LOSS), DIVIDENDS, AND BOOK VALUE

                                    EARNINGS                             BOOK
                     YEAR           (LOSS)          DIVIDENDS            VALUE
                   --------        ----------      -----------         ----------
                     1999        $    (0.05)       $    0.05          $     7.25
                     1998              0.02             0.10                7.43
                     1997              0.14             0.10                7.53
                     1996             (0.56)            0.10                7.50
                     1995             (0.22)            0.10                8.18
                     1994             (0.33)            0.10                8.49
                     1993             (0.31)            0.10                8.99
                     1992             (0.20)            0.10                9.41
                     1991              0.00             0.44                9.71
                     1990              0.21             0.44               10.15
                     1989              0.71             0.44               10.38
                     1988              0.68             0.42               10.11
                     1987              0.44             0.40                9.85
                     1986              0.76             0.40                9.81
                     1985              0.51             0.40                9.45
                     1984              0.83             0.40                9.22
                     1983              0.62             0.40                8.79
                     1982              0.47             0.40                8.49
                     1981              0.53             0.40                8.37
                     1980              0.54             0.40                8.21

1999 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

OVERVIEW

Any forward-looking statements contained in the following discussion or elsewhere in this document involve risks and uncertainties which may cause actual results to differ materially from those discussed. A wide range of factors could contribute to those differences, including those discussed in this document. The following discussion should be read in conjunction with the Selected Financial Data and the Financial Statements of Scioto Downs, Inc. ("Scioto Downs" or "the Company") including the respective notes thereto, all of which are included herein.

GENERAL

The results of operations of the Company are dependent upon the operations of Scioto Downs as a live harness horse racing facility and as a simulcast wagering facility. The Company's operations are limited by the race dates assigned to it by the Ohio State Racing Commission. In Ohio, each permit holder may be granted racing days within a specified time period. The entire racing season at Scioto Downs commencing in May and ending in September was divided between Scioto Downs, 71 days (which included 10 simulcasting days in which no live racing occurred or, more commonly referred to as, "dark days"), and Mid-America Racing Association (Mid-America), 70 days (which included 10 simulcasting dark days). As a result, the entire racing season for the Company falls within the third quarter ending July 31st. The majority of rental income from leasing the facility and simulcasting equipment to Mid-America is earned during the fourth quarter ending October 31st.

PARI-MUTUEL COMMISSIONS AND BREAKAGE REVENUES

The Company's annual revenue is mainly derived from the pari-mutuel commissions and breakage revenue that it receives from wagers made by the public during its racing meet. Wagers at Scioto Downs are placed under the pari-mutuel wagering system whereby individual bettors wager against each other in a pool. The Company merely acts as the stakeholder for the wagers made by the public and deducts a commission which is fixed by Ohio law, and which is shared principally by the State of Ohio, horsemen (in the form of purses to horse owners and in various incentive awards) and the Company when conducting the race meet. The Company, as the race track operator, has no interest in the order of finish in any given race.

Pari-mutuel revenues are derived from three sources: commissions and breakage (generally 20%) from wagers made at Scioto Downs on live racing; commissions and breakage (generally 20%) from wagers made at Scioto Downs on the audio-visual signal received of races conducted in Ohio and at out-of-state locations (imported simulcast races); and commissions (generally 3%) of wagers made at other track locations when Scioto Downs exports its live racing signal to other track locations (commonly referred to as "export signal revenue").

RESULTS OF OPERATIONS

FISCAL YEAR 1999 COMPARED TO FISCAL YEAR 1998

Revenue from pari-mutuel commissions and breakage increased by 1.7% or $110,693 due to a $106,714 increase in pari-mutuel commissions and breakage from simulcasting. Pari-mutuel taxes increased 3.9% or $37,089 due to the increase in the pari-mutuel handle. Entry fees and purse monies added by others decreased by 5.6% or $40,857, due to a lower number of horses entered in stake events during the current race meet. Revenue from concessions, program sales, parking and other decreased $18,627 primarily due to the decrease in concession sales. The decline in average on-track attendance contributed directly

1999 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS
AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

to the decrease in admissions income of $12,744 or 9.6%. Rental income decreased by $42,877 due to changes in the amount paid by Mid-America related to the simulcast equipment loan. Tax abatement earned increased by $18,268 due to the increase in handle for Mid-America.

As a result of enacted legislation, Beulah Park, the Company's nearest competitor, could be open year round conducting both live racing and simulcasting racing in from out-of-state tracks in direct competition with the Company. This situation would not be advantageous to either track and, as a result, during 1997 the Company and Beulah Park entered into an agreement not to be open at the same time. Pursuant to the agreement, Beulah Park operates from the middle of September to the first of May while the Company is closed. During that period of time, revenues derived from simulcasting at Beulah Park at night when it is not conducting live racing are, after deducting certain expenses, shared with the Company. Beulah Park paid shared revenues to the Company during the Beulah Park's racing season and the Company was not required to remit amounts to Beulah Park during its racing season. Revenue ("simulcasting shared revenue") under the agreement was $70,180 during 1999 and $70,915 during 1998.

Operating expenses, such as purses and simulcasting fees, increased as a result of additional simulcasting business activities. Purses include $204,966 of expense directly attributed to the Company's paying into the horseman's purse pool on simulcasting dark days, which is comparable to $211,949 in 1998. Purses decreased $10,652. Simulcasting fees increased $27,410 or 4.1% due to an increase in the number of races simulcasted into the racetrack during the Company's meet. Insurance expense decreased $2,041 or 1.0% due to a reduction in current year rates. Repairs and maintenance expense increased $9,473 or 4.7% due to an increase in general maintenance program.

Interest expense is a result of debt required to finance the construction of the clubhouse enclosure and simulcasting equipment. Overall interest expense decreased $36,827, which includes increases in interest income of $32,047, due to the Company's refinancing of its debt at lower interest rates.

Income from racing operations decreased $75,094 due mainly to the reasons listed above.

Income tax expense decreased from $19,000 in 1998 to $12,000 in 1999. The effective tax rate changed from 60% in 1998 to 77% in 1999. The effective income tax expense rate of 77% differs from the statutory federal rate of (34%) due to a surtax exemption of 19%, permanent differences related mainly to lobbying expense, which increased the statutory rate by 71%, and an increase in the statutory rate of 21% related to a difference in the rate at which the deferred tax assets and liabilities are recorded.

Net income decreased from $12,930, or $.02 per share in 1998 to a loss of $31,673, or ($.05) per share in 1999, due mainly to the reserve in the receivable from the concessionaire.

FISCAL YEAR 1998 COMPARED TO FISCAL YEAR 1997

Revenue from pari-mutuel commissions and breakage increased by 1.3% or $76,747 due to a $325,112 increase in pari-mutuel commissions and breakage from simulcasting, offset by a decrease in live racing pari-mutuel commissions and breakage of $248,365 caused by a trend towards increases in other forms of gambling. Pari-mutuel taxes increased 3.4% or $30,268 due to the increase in the pari-mutuel handle. Entry fees and purse monies added by others decreased by 2.8% or $21,638, due to a lower number of horses entered in stake events during the current race meet. Revenue from concessions, program sales, parking and other decreased $47,137 primarily due to the decrease in concessionaire sales. The decline in average on-track attendance contributed directly to the decrease in admissions income of $17,253 or 11.5%. Rental income and tax abatement earned increased by $121,873 and $25,815, respectively, due to increases in handle for Mid-America in 1998 and changes in the rental agreement.

1999 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS
AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

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

LIQUIDITY AND CAPITAL RESOURCES

The Clubhouse enclosure project was completed prior to the 1991 racing season at a total cost of approximately $5,316,000. The Company financed the project with a combination of internal funds of $1,641,000 and a $3,675,000 loan with its principal financial institution. The original five-year term loan was entered into in October 1991 at an interest rate of 9.875%. In October 1996, the Company refinanced the five-year term loan with the same financial institution in order to take advantage of lower interest rates. The Company has again refinanced the loan as of April 1, 1999, to take advantage of lower interest rates. The new revised loan agreement is for fourteen years at a rate of interest of 7.79%. The loan agreement has also taken the July 1997 simulcast equipment purchase loan and combined the loans for a total of $3,103,323. By doing this the interest rate under the prior loan of 8.17%, was reduced to the 7.79% as part of the April 1, 1999 new loan agreement.

The Company has a credit line of $1,000,000, which was not utilized in 1999 or 1998.

1999 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS
AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

The Company continued to generate positive cash flow from operations during 1999, 1998, and 1997. Cash provided by operating activities was $367,577 for 1999 compared to $1,027,822 for 1998. This decrease was mainly a result of net cash used in accounts receivable - related party of $235,279 in 1999 compared to net cash received of $35,491 in 1998. Cash provided by operating activities for 1998 was $1,027,822 compared to $625,080 for 1997. The increase was due mainly a result of net cash provided by changes in accounts receivable and accounts payable trade and purses payable and simulcast purse fund of $287,130 in 1998 compared to cash used of $155,185 in 1997. Positive cash flow is anticipated to continue from operations in future years along with liquidity. The Company's ability to generate sufficient cash to meet its needs, on both a long-term and short-term basis, is anticipated to continue based on the Company's stable current ratios of 1.75, 1.50 and 1.48 as of October 31, 1999, 1998 and 1997, respectively, and other long-term plans. During 1999, 1998 and 1997, the Company has paid cash dividends, despite a net loss that is due principally to depreciation and amortization of $562,549, $695,437, and $728,626, respectively.

RECENT DEVELOPMENTS AND OUTLOOK

During 2000, the Company will continue to pursue the development of off-track betting parlors as state law requires. This effort is being undertaken with the other racetracks in Ohio. The construction of these parlors is considered to have a favorable impact on the Company's operations.

In addition, the Company revised its agreement with Beulah Park, whereby the Company receives a share of proceeds from simulcasting generated during a dark period at Beulah during the winter. However, at no time in which the Company is racing and conducting simulcasting will the Company share proceeds with Beulah Park.

YEAR 2000

The Company had no problems related to Year 2000 that effects its financial or general operations, all compliance needs were accomplished. The Company will continue to monitor and evaluate compliance with the Year 2000 date issue.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION ACT OF 1995

The statements contained in this report under the caption "Recent Developments and Outlook" and other provisions of this report which are not historical facts are "forward-looking statements" that involve various important risks, uncertainties and other factors which could cause the Company's actual results for 2000 and beyond to differ materially from those expressed in such forward-looking statements. These important factors include, without limitation, the following risks and uncertainties: real or perceived adverse economic conditions, the impact of other forms of gambling, the outcome of litigation, the impact of changes in government regulations, the problems associated with the Year 2000 issue and the other risks described in the Company's Securities and Exchange Commission filings.

INFLATION

Inflation is not expected to materially impact the Company.

1999 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS
AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In June 1997, the FASB issued SFAS No. 130, Reporting Comprehensive Income. SFAS 130 is effective for financial statements issued for periods beginning after December 15, 1997. The Company adopted SFAS 130 in fiscal year 1999.

In February 1998, the FASB issued SFAS No. 132, Employers' Disclosures about Pensions and Other Postretirement Benefits - an Amendment of FASB Statements No. 87, 88, and 106. SFAS 132 is effective for financial statements issued for periods beginning after December 15, 1997. The Company adopted SFAS 132 in fiscal year 1999.

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549













                                   FORM 10-K
                                 ANNUAL REPORT
                   FOR THE FISCAL YEAR ENDED OCTOBER 31, 1999
















                              SCIOTO DOWNS, INC.
                                 COLUMBUS, OHIO
                          EMPLOYER I.D. NO. 31-4440550