Form 10-K, Exhibit 13
period 2000-10-31
SCIOTO DOWNS INC
filed 2001-01-29
CIK 87836

                                                                      EXHIBIT 13



SCIOTO DOWNS, INC.
FINANCIAL STATEMENTS
OCTOBER 31, 2000, 1999 AND 1998

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors and Stockholders
Scioto Downs, Inc.

In our opinion, the accompanying balance sheets and the related statements of operations, stockholders' equity and cash flows present fairly, in all material respects, the financial position of Scioto Downs, Inc. (the Company) at October 31, 2000 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended October 31, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Columbus, Ohio
December 22, 2000

SCIOTO DOWNS, INC.

BALANCE SHEETS
AT OCTOBER 31, 2000 AND 1999
--------------------------------------------------------------------------------


                                                                       2000         1999
ASSETS
Current assets
    Cash and cash equivalents                                     $ 1,510,654   $ 1,235,461
    Restricted cash                                                    15,804       288,591
    Accounts receivable, net of allowance for doubtful accounts
      of approximately $129,100 and $127,900, respectively            176,443        53,614
    Prepaid expenses and other                                         22,202        37,785
                                                                  -----------   -----------

      Total current assets                                          1,725,103     1,615,451
                                                                  -----------   -----------

Property and equipment, at cost
    Buildings and improvements                                     14,735,277    14,544,312
    Land improvements                                               1,326,554     1,326,554
    Furniture and fixtures                                          1,659,787     1,641,167
    Machinery and equipment                                         2,302,655     2,231,366
                                                                  -----------   -----------

                                                                   20,024,273    19,743,399

      Less accumulated depreciation                                14,456,387    13,902,577
                                                                  -----------   -----------

                                                                    5,567,886     5,840,822

    Land                                                              299,847       299,847
    Construction-in-progress                                               --        67,649
                                                                  -----------   -----------

                                                                    5,867,733     6,208,318
                                                                  -----------   -----------

Accounts receivable-related party                                          --       483,654
Other noncurrent assets                                                78,524        60,812
                                                                  -----------   -----------

        Total assets                                              $ 7,671,360   $ 8,368,235
                                                                  ===========   ===========



CONTINUED

SCIOTO DOWNS, INC.

BALANCE SHEETS
OCTOBER 31, 2000 AND 1999
--------------------------------------------------------------------------------

                                                           2000          1999

LIABILITIES
Current liabilities
    Accounts payable, trade                          $    45,391    $   185,542
    Accounts payable-related party                        78,078           --
    Purses payable and simulcast purse fund               69,614        346,517
    Current maturities, term debt                        135,832        123,700
    Accrued expenses
      Property taxes                                     149,949        156,913
      Other                                              189,952        108,156
                                                     -----------    -----------

      Total current liabilities                          668,816        920,828
                                                     -----------    -----------

Minimum pension liability                                136,025        186,770

Deferred income taxes                                     33,541         30,637

Term debt, net of current maturities                   2,777,089      2,911,513
                                                     -----------    -----------

      Total liabilities                                3,615,471      4,049,748
                                                     -----------    -----------

Commitments and contingencies

STOCKHOLDERS' EQUITY
Common stock, $1.05 par value per share
    Authorized: 3,600,000 shares
    Issued and outstanding: 595,767 shares               625,555        625,555
Capital in excess of par value of stock                2,037,300      2,037,300
Retained earnings                                      1,482,810      1,772,400
Accumulated other comprehensive loss                     (89,776)      (116,768)
                                                     -----------    -----------

      Total stockholders' equity                       4,055,889      4,318,487
                                                     -----------    -----------

        Total liabilities and stockholders' equity   $ 7,671,360    $ 8,368,235
                                                     ===========    ===========




   The accompanying notes are an integral part of these financial statements.

SCIOTO DOWNS, INC.

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED OCTOBER 31, 2000, 1999 AND 1998
--------------------------------------------------------------------------------

                                                               2000          1999           1998
Nights of live racing and simulcasting                            61             61             61
                                                         -----------    -----------    -----------
Dark days of simulcasting                                         10             10             11
                                                         -----------    -----------    -----------

Operating revenues:
    Pari-mutuel commissions and breakage                 $ 6,025,407    $ 6,219,168    $ 6,108,475
      Less pari-mutuel taxes                                 925,064        967,702        930,613
                                                         -----------    -----------    -----------
                                                           5,100,343      5,251,466      5,177,862
                                                         -----------    -----------    -----------

    Export signal revenue                                    273,628        241,959        243,216
    Admissions                                               109,742        119,428        132,172
    Simulcasting shared revenue, net                          68,892         70,180         70,915
    Concessions, program, parking, and other                 777,199        778,157        796,784
    Entry fees and purse monies added by others              752,713        688,058        728,915
    Rental income from leased facilities                     409,045        508,705        551,582
    Pari-mutuel tax abatement earned                         369,225        412,330        394,062
                                                         -----------    -----------    -----------
                                                           7,860,787      8,070,283      8,095,508
                                                         -----------    -----------    -----------

Operating expenses:
    Purses                                                 2,957,929      3,063,308      3,073,960
    Salaries and wages                                     1,251,320      1,193,837      1,182,815
    Simulcasting fees                                        681,138        700,561        673,151
    Depreciation and amortization                            553,810        562,549        695,437
    Advertising                                              312,652        248,033        312,649
    Real and personal property taxes                         172,315        187,631        193,551
    Insurance                                                200,876        207,902        209,943
    Repairs and maintenance                                  272,992        209,421        199,948
    Other operating and general                            1,569,955      1,504,490      1,271,423
                                                         -----------    -----------    -----------
                                                           7,972,987      7,877,732      7,812,877
                                                         -----------    -----------    -----------

        (Loss) income from racing operations                (112,200)       192,551        282,631

Equity in earnings of joint venture                           17,712          3,686          2,036

Interest expense, net                                       (146,525)      (215,910)      (252,737)
                                                         -----------    -----------    -----------

        (Loss) income before income tax expense             (241,013)       (19,673)        31,930

Income tax benefit (expense)                                  11,000        (12,000)       (19,000)
                                                         -----------    -----------    -----------

        Net (loss) income                                $  (230,013)   $   (31,673)   $    12,930
                                                         ===========    ===========    ===========

Basic and diluted (loss) earnings per common share       $      (.39)   $      (.05)   $       .02
                                                         ===========    ===========    ===========

Dividends per common share                               $       .10    $       .05    $       .10
                                                         ===========    ===========    ===========

Weighted average shares outstanding, basic and diluted       595,767        595,767        595,767
                                                         ===========    ===========    ===========



   The accompanying notes are an integral part of these financial statements.

SCIOTO DOWNS, INC.

STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED OCTOBER 31, 2000, 1999 AND 1998
--------------------------------------------------------------------------------

                                                                                             CAPITAL IN
                                                                    COMMON STOCK             EXCESS OF
                                                          -------------------------------    PAR VALUE        RETAINED
                                                             SHARES           AMOUNT         OF STOCK         EARNINGS
                                                          --------------   --------------    -------------    -----------
Balances, October 31, 1997                                   595,767       $  625,555        $ 2,037,300      $ 1,880,490

    Net income                                                  --                --                --             12,930
    Minimum pension liability adjustment, net of taxes          --                --                --               --

    Comprehensive income                                        --                --                --               --

    Cash dividends-$.10 per share                               --                --                --            (59,559)
                                                         -----------       -----------       -----------      -----------

Balances, October 31, 1998                                   595,767           625,555         2,037,300        1,833,861

    Net loss                                                    --                --                --            (31,673)
    Minimum pension liability adjustment, net of taxes          --                --                --               --

    Comprehensive loss                                          --                --                --               --

    Cash dividends-$.05 per share                               --                --                --            (29,788)
                                                         -----------       -----------       -----------      -----------

Balances, October 31, 1999                                   595,767           625,555         2,037,300        1,772,400

    Net loss                                                    --                --                --           (230,013)
    Minimum pension liability adjustment, net of taxes          --                --                --               --

    Comprehensive loss                                          --                --                --               --

    Cash dividends-$.10 per share                               --                --                --            (59,577)
                                                         -----------       -----------       -----------      -----------

Balances, October 31, 2000                                   595,767       $   625,555       $ 2,037,300      $ 1,482,810
                                                         ===========       ===========       ===========      ===========


                                                            ACCUMULATED
                                                              OTHER            TOTAL
                                                           COMPREHENSIVE   STOCKHOLDERS'
                                                               LOSS            EQUITY
                                                           -------------   -------------
Balances, October 31, 1997                                 $   (59,780)    $ 4,483,565

    Net income                                                    --            12,930
    Minimum pension liability adjustment, net of taxes          (9,030)         (9,030)
                                                                           -----------
    Comprehensive income                                          --             3,900
                                                                           -----------
    Cash dividends-$.10 per share                                 --           (59,559)
                                                           -----------     -----------

Balances, October 31, 1998                                     (68,810)      4,427,906

    Net loss                                                      --           (31,673)
    Minimum pension liability adjustment, net of taxes         (47,958)        (47,958)
                                                                           -----------
    Comprehensive loss                                            --           (79,631)
                                                                           -----------
    Cash dividends-$.05 per share                                 --           (29,788)
                                                           -----------     -----------

Balances, October 31, 1999                                    (116,768)      4,318,487

    Net loss                                                      --          (230,013)
    Minimum pension liability adjustment, net of taxes          26,992          26,992
                                                                           -----------
    Comprehensive loss                                            --          (203,021)
                                                                           -----------
    Cash dividends-$.10 per share                                 --           (59,577)
                                                           -----------     -----------

Balances, October 31, 2000                                 $   (89,776)    $ 4,055,889
                                                           ===========     ===========


   The accompanying notes are an integral part of these financial statements.

SCIOTO DOWNS, INC.

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED OCTOBER 31, 2000,1999 AND 1998
--------------------------------------------------------------------------------

                                                                 2000           1999           1998
CASH FLOWS FROM OPERATING ACTIVITIES
    Net (loss) income                                       $  (230,013)   $   (31,673)   $    12,930
    Adjustments to reconcile net (loss) income
      to net cash provided by operating activities:
        Equity in earnings of joint venture                     (17,712)        (3,686)        (2,036)
        Loss on disposal of assets                                 --           14,986           --
        Depreciation and amortization                           553,810        562,549        695,437
        Provision for losses on accounts receivable               1,234        127,864           --
        Deferred income taxes                                   (11,000)        12,000         19,000
        Change in accounts receivable                          (124,063)      (160,501)       (20,977)
        Change in accounts receivable-related party             483,654       (235,279)        35,491
        Change in prepaid expenses and other                      5,734         38,280        (20,946)
        Change in other noncurrent assets                       (30,000)          --             --
        Change in accounts payable, trade and
           purses payable and simulcast purse fund             (417,054)        (4,121)       272,415
        Change in accounts payable-related party                 78,078           --             --
        Change in accrued expenses                               74,832         47,158         36,508
                                                            -----------    -----------    -----------

      Net cash provided by operating activities                 367,500        367,577      1,027,822
                                                            -----------    -----------    -----------

CASH FLOWS FROM INVESTING ACTIVITIES
    Net restricted cash receipts (disbursements)                272,787        165,800       (354,702)
    Purchase of property and equipment                         (213,225)      (156,050)      (100,000)
    Dividend from joint venture                                  30,000         40,000           --
                                                            -----------    -----------    -----------

      Net cash provided by (used in) investing activities        89,562         49,750       (454,702)
                                                            -----------    -----------    -----------

CASH FLOWS FROM FINANCING ACTIVITIES
    Payments on term debt                                      (122,292)      (171,137)      (289,199)
    Proceeds from revolving line of credit                      300,000           --             --
    Payments on revolving line of credit                       (300,000)          --             --
    Dividends paid                                              (59,577)       (59,578)       (59,559)
                                                            -----------    -----------    -----------

      Net cash used in financing activities                    (181,869)      (230,715)      (348,758)
                                                            -----------    -----------    -----------

Net increase in cash and cash equivalents                       275,193        186,612        224,362

Cash and cash equivalents, beginning of year                  1,235,461      1,048,849        824,487
                                                            -----------    -----------    -----------

Cash and cash equivalents, end of year                      $ 1,510,654    $ 1,235,461    $ 1,048,849
                                                            ===========    ===========    ===========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
    Cash paid during the year:
      Interest paid                                         $   256,597    $   261,380    $   299,723
                                                            ===========    ===========    ===========

SUPPLEMENTAL SCHEDULE OF NONCASH FINANCING ACTIVITY
    The Company had liabilities for
      construction-in-progress as of December 31, 1999                     $    43,218
                                                                           ===========



   The accompanying notes are an integral part of these financial statements.

SCIOTO DOWNS, INC.

NOTES TO FINANCIAL STATEMENTS
OCTOBER 31, 2000, 1999 AND 1998
--------------------------------------------------------------------------------

1.     DESCRIPTION OF THE BUSINESS

       Scioto Downs, Inc.'s (the Company) business is the ownership and operation of a harness horseracing facility located in central Ohio. Revenues are earned from commissions on pari-mutuel wagering on live races and simulcasting and various related revenues including simulcasting export signal revenue, rental income, admissions, concessions and parking.

2.     ACCOUNTING POLICIES

       The following is a summary of significant accounting policies followed in the preparation of the financial statements.

       CASH AND CASH EQUIVALENTS
       Cash and cash equivalents represent amounts on deposit with financial institutions, including money market investments with original maturities of three months or less. At October 31, 2000 and 1999, cash and cash equivalents and restricted cash included deposits of approximately $1,526,000 and $1,524,000, respectively, which are held at one financial institution.

       RESTRICTED CASH
       The Company is required to hold funds related to horsemen's fines and certain simulcasting funds in separate accounts. Their use is restricted to payments for improving horsemen's facilities and increasing racing purses.

       PROPERTY AND EQUIPMENT
       The Company records asset acquisitions at cost. Depreciation is recognized on the straight-line method over the estimated useful lives of the applicable assets as follows:

                                                            ESTIMATED
                                                           USEFUL LIVES
                     CLASS OF ASSETS                          (YEARS)
                --------------------------                --------------

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

       LONG-LIVED ASSETS
       The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are

SCIOTO DOWNS, INC.

NOTES TO FINANCIAL STATEMENTS
OCTOBER 31, 2000, 1999 AND 1998
--------------------------------------------------------------------------------

       considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of assets. To date, no such impairment has been recognized.

       INCOME TAXES
       The Company accounts for income taxes on the liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to "temporary differences" between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

       NET (LOSS) INCOME PER COMMON SHARE
       Net (loss) income per share of common stock is based on the weighted average number of shares outstanding during each of the respective years. The Company has no common stock equivalents. Accordingly, the weighted average shares outstanding are the same for calculation of basic and diluted per-share computations.

       USE OF ESTIMATES
       The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

       REVENUE RECOGNITION
       The Company recognizes commission revenue based upon various percentages of pari-mutuel wagering. Other revenues are recognized when services are performed.

       RECENT ACCOUNTING PRONOUNCEMENTS
       In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivatives and Hedging Activities (SFAS 133), which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities. SFAS 133, as amended by SFAS 137 and SFAS 138, is effective for the Company's year ending October 31, 2001. Management of the Company is currently analyzing the impact of SFAS 133, but anticipates that the adoption of SFAS 133 will not have a material effect on the Company's results of operations or financial position.

       On December 3, 1999, the staff of the Securities and Exchange Commission
       (SEC) issued Staff Accounting Bulletin No. 101 (SAB 101), Revenue Recognition in Financial Statements. SAB 101 summarizes some of the staff's interpretations of the application of accounting principles generally accepted in the United States of America to revenue recognition. The staff of the SEC issued Staff Accounting Bulletin No. 101B (SAB 101B) which delays the application of the accounting and disclosure requirements to no later than the fourth quarter of the fiscal year

SCIOTO DOWNS, INC.

NOTES TO FINANCIAL STATEMENTS
OCTOBER 31, 2000, 1999 AND 1998
--------------------------------------------------------------------------------

       beginning after December 15, 1999. Management of the Company is currently analyzing the impact of SAB 101 and plans to adopt the accounting and disclosure requirements in the fourth quarter of 2001. Management does not anticipate the adoption of SAB 101 will have a material effect on the Company's results of operations or financial position.

       RECLASSIFICATIONS
       Certain prior-year amounts have been reclassified to conform with the 2000 presentation.

3.     AFFILIATED ENTITIES

       The Company leases its racing facilities to Mid-America Racing Association, Inc. (Mid-America), which has common management and certain common stockholders with the Company. The facilities are leased for the period of time necessary to conduct an annual racing meet under the terms of a 25-year lease agreement which expires on December 31, 2013. The lease agreement provides for rental payments to the Company based on percentages of daily pari-mutuel wagering during the meet with a minimum annual rental payment of $7,200. During 2000, 1999, and 1998, Mid-America paid to the Company additional rents of $60,051, $103,310 and $156,243, respectively. Additional payments are based on two months of the Company's required debt service during the period in which Mid-America rents the Company's facilities. These additional payments are subject to annual approval by Mid-America. As discussed in Note 8, the lessee remits its portion of the pari-mutuel tax abatement to the Company. In addition, the lessee is required to pay certain operating expenses. Revenues from this lease are accounted for on the operating method.

       The Company collects simulcasting purse pool funding and other monies on behalf of Mid-America and remits such funding to Mid-America on a periodic basis. In addition, amounts are due from Mid-America for the portion of certain shared corporate overhead expenses paid by the Company and subsequently reimbursed by Mid-America. Interest on the outstanding balance is charged at the prime-lending rate.

       The following is a summary of transactions with Mid-America for the years ended October 31, 2000, 1999 and 1998 and amounts due to (from) Mid-America as of October 31, 2000 and 1999.

                                                              INCOME/(EXPENSE)
                                                    ------------------------------------
                                                       2000         1999         1998
                                                    ----------   ----------   ----------
        Facility rents                              $ 409,045    $ 508,705    $ 551,582
        Reimbursement of overhead expenses            336,920      326,754      241,519
        Pari-mutuel tax abatement                    (168,115)    (205,533)    (192,354)
        Concessionaire sublease                      (113,762)    (179,774)    (241,519)
        Interest on outstanding balances               30,101       26,375       10,750
                                                    ---------    ---------    ---------

            Net expenses                              494,189      476,527      369,978
                                                    ---------    ---------    ---------

              Amounts due to (from) at October 31   $  78,078    $(434,431)
                                                    =========    =========

SCIOTO DOWNS, INC.

NOTES TO FINANCIAL STATEMENTS
OCTOBER 31, 2000, 1999 AND 1998
--------------------------------------------------------------------------------

       Effective July 1, 1999, Mid-America spun off MARA Enterprises, Inc.
       (MARA) to its stockholders. The Company has accounts receivable of $19,396 and $49,233 at September 30, 2000 and 1999, respectively, due from MARA, which has certain common stockholders with the Company. Such amounts arose from the reimbursement of certain shared corporate overhead expenses paid by the Company. Reimbursed expenses from MARA were $74,397 for the year ended October 31, 2000.

4.     INCOME TAXES

       Income tax (benefit) expense includes the following components:

                                                      2000        1999       1998
                                                    --------    --------   --------
           Federal income tax (benefit) expense:
            Deferred                                $(11,000)   $ 12,000   $ 19,000
                                                    ========    ========   ========

              Total                                 $(11,000)   $ 12,000   $ 19,000
                                                    ========    ========   ========


       A summary of the effective income tax rate is as follows:

                                                 PERCENTAGE OF PRETAX INCOME (LOSS)
                                               -------------------------------------
                                                        2000    1999    1998
                                                     --------  ------  ------
        Statutory federal rate                          (34)%   (34)%   34 %
        Surtax exemption                                  2      19     (19)
        Permanent differences                            32      71      24
        Deferred tax rate and other adjustments          (5)      7      21
                                                        ===     ===     ===

        Effective tax rate                               (5)%   63 %    60 %
                                                        ===     ===     ===

SCIOTO DOWNS, INC.

NOTES TO FINANCIAL STATEMENTS
OCTOBER 31, 2000, 1999 AND 1998
--------------------------------------------------------------------------------

       The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities at October 31 are as follows:

                                                          2000         1999
                                                       ----------   ----------

        Deferred tax assets arising from:
            AMT credit/net operating loss carryovers   $ 394,872    $ 414,041
            Accrued liabilities                            5,536         --
            Valuation allowance                          (95,919)     (96,671)
            Pension liability adjustment                  46,249       60,153
            Allowance for doubtful accounts               34,856       34,523
                                                       ---------    ---------

              Total deferred tax assets                $ 385,594    $ 412,046
                                                       =========    =========

        Deferred tax liabilities arising from:
            Depreciation                               $ 419,135    $ 442,683
                                                       =========    =========

              Total deferred tax liabilities           $ 419,135    $ 442,683
                                                       =========    =========

        Net noncurrent deferred tax liability          $  33,541    $  30,637
                                                       =========    =========


       The Company has recorded a valuation allowance of $95,919 and $96,671 at October 31, 2000 and 1999, respectively, related to net operating loss carryforwards for state income taxes and contribution carryforwards not expected to be utilized. Deferred tax assets, liabilities, and federal income tax expense in future years can be significantly affected by changes in enacted tax rates and the rates at which net operating loss carryforwards are utilized.

       At October 31, 2000, the Company has, for federal income tax purposes, approximately $59,000 in alternative minimum tax credit carryforwards and approximately $889,000 in net operating loss carryforwards. The tax operating loss carryforwards expire over the years 2008 through 2017. The alternative minimum tax credit can be carried forward indefinitely.

5.     COMMITMENTS

       The Company leases pari-mutuel equipment under a five-year noncancelable operating lease with an automatic extension as long as the Company conducts pari-mutuel wagering. Rental expense was $124,920 in 2000, $125,939 in 1999 and $121,432 in 1998. Under the agreement, the Company is obligated to pay the third-party processor a minimum charge per program of $1,600 (approximately $97,600 annually).

6.     OPERATING LEASES

       The Company leases equipment under an operating lease agreement that expires in March 2003. Rent expense under this lease was $62,188 in 2000 and $36,276 in 1999.

SCIOTO DOWNS, INC.

NOTES TO FINANCIAL STATEMENTS
OCTOBER 31, 2000, 1999 AND 1998
--------------------------------------------------------------------------------

       The future annual minimum rental payments on this lease are as follows for the years ending October 31,

                        2001                                    $ 62,188
                        2002                                      62,188
                        2003                                      25,912
                                                                --------

                          Total minimum payments required       $150,288
                                                                ========

7.     RETIREMENT PLANS

       The Company, Mid-America and MARA sponsor a noncontributory defined-benefit pension plan covering all full-time employees meeting certain age and service requirements. The Company, Mid-America and MARA share proportionately the costs and related assets of the plan. On May 31, 2000, the plan was amended to freeze eligibility, the accrual of years of service and benefits. The Company's total pension expense, which includes both current service costs and amortization of prior years' service costs, amounted to $40,791 in 2000, $44,463 in 1999 and $28,127 in 1998.

       The Company's funding policy is to contribute annually an amount sufficient to fund the plan's current service cost on a current basis and to fund estimated past service costs over a thirty-year period using a different actuarial cost method and different assumptions from those used for financial reporting.

SCIOTO DOWNS, INC.

NOTES TO FINANCIAL STATEMENTS
OCTOBER 31, 2000, 1999 AND 1998
--------------------------------------------------------------------------------

       The Company's portion of the funded status of the plan at October 31 is as follows:

                                                                      2000         1999
                                                                   -----------  -----------
          Change in projected benefit obligation:
              Benefit obligation as of the beginning of the year   $ 549,483    $ 492,497
                Service cost                                          12,027       22,513
                Interest cost                                         39,788       36,353
                Actuarial (gain) loss                                (12,252)      41,751
                Amendments                                           (21,855)        --
                Benefits paid                                        (45,289)     (43,631)
                                                                   ---------    ---------
              Benefit obligation as of the end of the year         $ 521,902    $ 549,483
                                                                   =========    =========
          Change in plan assets:
              Fair value of assets at the beginning of the year    $ 316,885    $ 334,175
                Actual return (loss) on plan assets                    9,975       (9,508)
                Other allocation adjustments                          47,622       (6,343)
                Employer contributions                                37,436       42,192
                Benefits paid                                        (45,289)     (43,631)
                                                                   ---------    ---------
              Fair value of assets at the end of the year          $ 366,629    $ 316,885
                                                                   =========    =========

          Funded status (deficit)                                  $(155,273)   $(232,598)
              Unrecognized transition obligation                        --          8,193
              Unrecognized prior service cost                           --          1,656
              Unrecognized net actuarial loss                        136,025      206,856
                                                                   ---------    ---------
          Net amount of deficit recognized                         $ (19,248)   $ (15,893)
                                                                   =========    =========

          Amounts recognized in the Company's balance sheet
              consist of:
                Accrued pension cost                               $ (19,248)   $ (15,893)
                Additional minimum liability                        (136,025)    (186,770)
                Intangible asset                                        --          9,849
                Accumulated other comprehensive loss                 136,025      176,921
                                                                   ---------    ---------
              Net amount recognized                                $ (19,248)   $ (15,893)
                                                                   =========    =========

SCIOTO DOWNS, INC.

NOTES TO FINANCIAL STATEMENTS
OCTOBER 31, 2000, 1999 AND 1998
--------------------------------------------------------------------------------

       Assumptions used for the plan are as follows:

                                                        2000    1999    1998
                                                       ------  ------  ------

                Discount rate                           7.75%   7.50%   6.75%
                Rate of increase in compensation
                  levels                                5.50%   5.50%   4.75%
                Long-term rate of return on assets      8.00%   8.00%   8.00%


       Net pension expense includes the following components:

                                                               2000        1999        1998
                                                           -----------  ----------  ----------
                Service cost-components of net
                  periodic benefit cost                      $ 12,027    $ 22,513    $ 13,057
                Interest cost                                  39,788      36,353      32,453
                Expected return on plan assets                (26,830)    (25,578)    (29,238)
                Net amortization relating to the deferral
                  of initial transitional obligation and
                  subsequent gains and losses                   7,010      11,175      11,855
                Amendments                                      8,796        --          --
                                                             --------    --------    --------

                      Net pension expense                    $ 40,791    $ 44,463    $ 28,127
                                                             ========    ========    ========


       The Company, Mid-America and MARA have a 401(k) savings plan covering substantially all full-time employees. The Company expensed matching contributions of $18,911 in 2000, $36,281 in 1999 and $8,122 in 1998.

8.     PARI-MUTUEL TAX ABATEMENT

       To encourage the improvement of racing facilities in Ohio, permit holders are allowed to recover 70% of the cost of qualified improvements as determined by the Ohio State Racing Commission. Such recovery is accomplished by reducing each day's pari-mutuel tax paid to the state by a fraction of 1% of pari-mutuel wagering and continues for 15 years (10 years if construction of the improvements commenced after March 29,
       1988), or until the total tax reduction reaches 70% of the cost of the improvement, whichever occurs first. Such abatement is available to all permit holders who race at the improved facility. By agreement, Mid-America remits its portion of the abatement to the Company (see Note
       3). At October 31, 2000, the Company had $223,917 of abatement available for recovery in future periods, and expects the remaining amounts to be fully utilized by October 31, 2001. The Company earned pari-mutuel tax abatement (including amounts from Mid-America) of $369,225 in 2000, $412,330 in 1999 and $394,062 in 1998.

SCIOTO DOWNS, INC.

NOTES TO FINANCIAL STATEMENTS
OCTOBER 31, 2000, 1999 AND 1998
--------------------------------------------------------------------------------

9.     DEBT FINANCING ARRANGEMENTS

       The Company has available for its use a line of credit with a financial institution for $1,000,000. The line calls for interest at the prime rate. At October 31, 2000 and 1999, the line had no outstanding balance.

       In April 1999, the Company entered into a term loan agreement that provides for monthly payments of principal and interest of $30,025 through September 2013. Interest is fixed at 7.79% per annum. The loan is collateralized by a first mortgage on the Company's real property facilities, as well as other personal property, and an assignment of the rents from the Company's lease arrangements.

       Maturities of term obligations at September 30, 2000 are as follows:

                  2001                  $  135,832
                  2002                     146,280
                  2003                     158,247
                  2004                     170,662
                  2005                     184,284
                  Thereafter             2,117,616
                                        ----------

                  Total                 $2,912,921
                                        ==========


       Interest expense was $236,780, $273,240 and $278,020 for the years ended September 30, 2000, 1999 and 1998, respectively.

10.    JOINT VENTURE

       The Company is a member of a joint venture established for the purpose of installing and operating outdoor advertising at the Company's facilities. Revenues and expenses, as well as cash shortfalls, are shared equally by both participants in the joint venture. The Company accounts for its 50% investment under the equity method of accounting. The Company recorded $17,712 in 2000, $3,686 in 1999 and $2,036 in 1998, as its proportionate share of the joint venture's earnings in its statements of operations.

11.    COMMITMENTS AND CONTINGENCIES

       At October 31, 2000, the Company has an outstanding receivable from its former concessionaire of $127,864. The Company is in dispute with the concessionaire and has fully reserved the receivable as of October 31, 2000. Under the agreement with the concessionaire, the Company is obligated to purchase certain equipment and intangibles if it terminates the agreement.

SCIOTO DOWNS, INC.

FIVE-YEAR SUMMARY OF OPERATIONS
OCTOBER 31, 2000, 1999, 1998, 1997 AND 1996
--------------------------------------------------------------------------------

                                                           2000          1999           1998           1997           1996
Operating revenues:
    Pari-mutuel commissions and breakage              $ 6,025,407    $ 6,219,168    $ 6,108,475    $ 6,031,728    $ 4,375,312
      Less pari-mutuel taxes                              925,064        967,702        930,613        900,345        771,643
                                                      -----------    -----------    -----------    -----------    -----------

                                                        5,100,343      5,251,466      5,177,862      5,131,383      3,603,669

    Export signal revenue                                 273,628        241,959        243,216        212,594           --
    Admissions                                            109,742        119,428        132,172        149,425        179,990
    Simulcasting shared revenue, net                       68,892         70,180         70,915         49,874           --
    Concessions, program, parking, and other              777,199        778,157        796,784        843,921        751,606
    Entry fees and purse monies added by others           752,713        688,058        728,915        750,053        782,704
    Rental income from leased facilities                  409,045        508,705        551,582        429,709        301,419
    Pari-mutuel tax abatement earned                      369,225        412,330        394,062        368,247        280,968
                                                      -----------    -----------    -----------    -----------    -----------

                                                        7,860,787      8,070,283      8,095,508      7,935,206      5,900,356
                                                      -----------    -----------    -----------    -----------    -----------

Operating expense:
    Purses                                              2,957,929      3,063,308      3,073,960      2,875,409      2,510,802
    Salaries and wages                                  1,251,320      1,193,837      1,182,815      1,199,212      1,048,031
    Simulcasting fees                                     681,138        700,561        673,151        562,787           --
    Depreciation                                          553,810        562,549        695,437        728,626        697,196
    Advertising                                           312,652        248,033        312,649        311,929        283,514
    Real and personal property taxes                      172,315        187,631        193,551        187,237        192,293
    Insurance                                             200,876        207,902        209,943        238,262        188,540
    Repairs and maintenance                               272,992        209,421        199,948        231,220        174,879
    Other operating and general                         1,569,955      1,504,490      1,271,423      1,252,600      1,095,954
                                                      -----------    -----------    -----------    -----------    -----------

                                                        7,972,987      7,877,732      7,812,877      7,587,282      6,191,209
                                                      -----------    -----------    -----------    -----------    -----------

      (Loss) income from racing operations               (112,200)       192,551        282,631        347,924       (290,853)

Equity in earnings of joint venture                        17,712          3,686          2,036         12,643         23,345
Interest expense, net                                    (146,525)      (215,910)      (252,737)      (246,861)      (249,383)
                                                      -----------    -----------    -----------    -----------    -----------

      (Loss) income before income tax (expense)
        benefit and change in accounting principle       (241,013)       (19,673)        31,930        113,706       (516,891)

Income tax benefit (expense)                               11,000        (12,000)       (19,000)       (30,000)       185,000
                                                      -----------    -----------    -----------    -----------    -----------

Net (loss) income                                     $  (230,013)   $   (31,673)   $    12,930    $    83,706    $  (331,891)
                                                      ===========    ===========    ===========    ===========    ===========

SCIOTO DOWNS, INC.

SELECTED FINANCIAL DATA
FOR THE YEAR ENDED OCTOBER 31, 2000
--------------------------------------------------------------------------------

QUARTERLY SHARE DATA:

Set forth below are the high and low closing bid prices of Scioto Downs, Inc. as reported by Tradeline and the cash dividends paid and declared on a fiscal quarter basis for the two years ended October 31, 2000. These bid prices do not include retail markups, markdowns or commissions.

                                                         Low            High        Dividends
                                                     ----------      ----------   ------------
        2000       First Quarter 1/31                   13.38           13.75        $  .05
                   Second Quarter 4/30                  12.25           13.50             -
                   Third Quarter 7/31                   12.25           12.88             -
                   Fourth Quarter 10/31                 12.25           13.50           .05

        1999       First Quarter 1/31                   12.25           12.75             -
                   Second Quarter 4/30                  12.25           15.25             -
                   Third Quarter 7/31                   12.25           12.75           .05
                   Fourth Quarter 10/31                 12.25           13.38             -


The market for the Company's common stock is generally inactive.

The number of common stockholders of the Company as of October 31, 2000 totaled 1,479.

SCIOTO DOWNS, INC.

SELECTED FINANCIAL DATA
FOR THE YEAR ENDED OCTOBER 31, 2000
--------------------------------------------------------------------------------

                                             2000           1999           1998          1997          1996
Operating revenues                       $ 7,860,787    $ 8,070,283    $ 8,095,508   $ 7,935,206   $ 5,900,356
                                         ===========    ===========    ===========   ===========   ===========

Net (loss) income                        $  (230,013)   $   (31,673)   $    12,930   $    83,706   $  (331,891)
                                         ===========    ===========    ===========   ===========   ===========

Net (loss) income per common share (a)         (0.39)         (0.05)          0.02          0.14         (0.56)
                                         ===========    ===========    ===========   ===========   ===========

Cash dividends per common share          $       .10    $       .05    $       .10   $       .10   $       .10
                                         ===========    ===========    ===========   ===========   ===========

Weighted average common shares
    outstanding                              595,767        595,767        595,767       595,767       595,767
                                         ===========    ===========    ===========   ===========   ===========

Total assets                             $ 7,671,360    $ 8,368,235    $ 8,577,247   $ 8,588,183   $ 8,094,579
                                         ===========    ===========    ===========   ===========   ===========

Term obligations                         $ 2,912,921    $ 3,035,213    $ 3,206,350   $ 3,495,549   $ 3,125,855
                                         ===========    ===========    ===========   ===========   ===========

(a)  Based upon weighted average shares outstanding, basic and diluted


TWENTY-YEAR PER SHARE SUMMARY OF EARNINGS (LOSS), DIVIDENDS, AND BOOK VALUE

                           EARNINGS                                   BOOK
             YEAR           (LOSS)                DIVIDENDS          VALUE
           -------       --------------       ---------------    --------------

             2000         $     (0.39)         $      0.10        $      6.81
             1999               (0.05)                0.05               7.25
             1998                0.02                 0.10               7.43
             1997                0.14                 0.10               7.53
             1996               (0.56)                0.10               7.50
             1995               (0.22)                0.10               8.18
             1994               (0.33)                0.10               8.49
             1993               (0.31)                0.10               8.99
             1992               (0.20)                0.10               9.41
             1991                0.00                 0.44               9.71
             1990                0.21                 0.44              10.15
             1989                0.71                 0.44              10.38
             1988                0.68                 0.42              10.11
             1987                0.44                 0.40               9.85
             1986                0.76                 0.40               9.81
             1985                0.51                 0.40               9.45
             1984                0.83                 0.40               9.22
             1983                0.62                 0.40               8.79
             1982                0.47                 0.40               8.49
             1981                0.53                 0.40               8.37

SCIOTO DOWNS, INC.

2000 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITIONS AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

OVERVIEW

Any forward-looking statements contained in the following discussion or elsewhere in this document involve risks and uncertainties which may cause actual results to differ materially from those discussed. A wide range of factors could contribute to those differences, including those discussed in this document. The following discussion should be read in conjunction with the selected financial data and the financial statements of Scioto Downs, Inc. (Scioto Downs or the Company), including the respective notes thereto, all of which are included herein.

GENERAL

The results of operations of the Company are dependent upon the operations of Scioto Downs as a live harness horse racing facility and as a simulcast wagering facility. The Company's operations are limited by the race dates assigned to it by the Ohio State Racing Commission. In Ohio, each permit holder may be granted racing days within a specified time period. The entire racing season at Scioto Downs commencing in May and ending in September was divided between Scioto Downs, 71 days (which included 10 simulcasting days in which no live racing occurred or, more commonly referred to as, "dark days"), and Mid-America Racing Association (Mid-America), 63 days (which included 9 simulcasting dark days). As a result, the entire racing season for the Company falls within the third quarter ending July 31. The majority of rental income from leasing the facility and simulcasting equipment to Mid-America is earned during the fourth quarter ending October 31.

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

RESULTS OF OPERATIONS

FISCAL YEAR 2000 COMPARED TO FISCAL YEAR 1999
Revenue from pari-mutuel commissions and breakage decreased by 3.1% or $193,761 due to a decrease in overall handle. Pari-mutuel taxes decreased 4.4% or $42,638 due to the decrease in the pari-mutuel handle. Entry fees and purse monies added by others increased by 9.4% or $64,655, due to an increase in contributions from sponsors. Revenue from export signal increased by 13.1%, or $31,669, due to an increase in the number of tracks importing Scioto's signal. The decline in average on-track attendance

SCIOTO DOWNS, INC.

2000 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITIONS AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

contributed directly to the decrease in admissions income of $9,686 or 8.1%. Rental income decreased by $99,660 or 19.6% due to changes in the amount paid by Mid-America related to the simulcast equipment loan and because Mid-America's meet was seven days shorter than in the prior year. Tax abatement earned decreased by $43,105 or 10.5% due to the decrease in handle for Mid-America.

As a result of enacted legislation, the Company and its nearest racetrack competitor, Beulah Park, could be open year around conducting both live racing and importing in and out of state horse racing in competition with each other. In previous years, the Company and Beulah Park entered into an agreement not to be open at the same time. Pursuant to the agreement, during 2000, Beulah Park operated from the middle of September to the first of May, while the Company was closed. During this period of time, simulcasting revenues derived from Beulah Park when it was not conducting live racing was, after deduction of certain expenses, shared with the Company ($68,892 during 2000, $70,180 during 1999 and $70,915 during 1998). Overall, during 2000, wagering on live racing continued to decline, and the additional wagering on simulcast races help to offset some of the decline in wagering on live racing. No live racing or full card simulcasting has been conducted at the Company's facilities since September 16, 2000.

The Company, as of September 2000, notified Beulah Park that it would not renew the agreement. The reason for this is that the Company has applied and received permission from the Ohio State Racing Commission to open January 1, 2001 and offer simulcasting at its facilities on a year-round basis. The Company did open as of January 1, 2001 offering a simulcasting race card. The Company has had its racing permits for the 2001 racing season approved and will commence live racing on May 4, 2001.

Operating expenses, such as salaries and wages, advertising, repairs and maintenance and other operating and general, increased in 2000. Salaries and wages increased $57,483 or 4.8% due to the hiring of additional personnel. Advertising increased $64,619 or 26.1% due to efforts to increase attendance and additional amounts spent on radio and television advertisements and promotions for special events. Repairs and maintenance expense increased $63,571 or 30.4% due to an increase in the general maintenance program. Other operating and general increased $65,465 or 4.4% due to increases in utilities, professional fees and tax penalties, partially offset by a decrease in bad debt expense.

Net interest expense decreased by $69,385, the result of a decrease in interest expense of $36,459 and an increase in interest income of $32,926. Interest expense decreased due to the refinancing of the debt in April 1999 at lower interest rates. Interest income increased due to better investment returns and changes in cash management policies.

Income from racing operations decreased $304,751 due mainly to the reasons listed above.

Income tax expense decreased from $12,000 in 1999 to a benefit of $11,000 in 2000. The effective tax rate changed from 63% in 1999 to (5)% in 2000. The effective income tax expense rate of (5)% differs from the statutory federal rate of 34% due to a surtax exemption of 2%, permanent differences related mainly to tax penalties, which increased the statutory rate by 32%, and decrease in the statutory rate of 5% related to a difference in the rate at which the deferred tax assets and liabilities are recorded. The Company has provided an allowance against deferred tax assets not expected to be realized of $95,919.

Net loss increased from $31,673, or ($.05) per share in 1999 to $230,013, or ($.39) per share in 2000, due mainly to reduced revenues and higher operating costs.

SCIOTO DOWNS, INC.

2000 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITIONS AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

FISCAL YEAR 1999 COMPARED TO FISCAL YEAR 1998
Revenue from pari-mutuel commissions and breakage increased by 1.7% or $110,693 due to a $106,714 increase in pari-mutuel commissions and breakage from simulcasting. Pari-mutuel taxes increased 3.9% or $37,089 due to the increase in the pari-mutuel handle. Entry fees and purse monies added by others decreased by 5.6% or $40,857, due to a lower number of horses entered in stake events during the current race meet. Revenue from concessions, program sales, parking and other decreased $18,627 primarily due to the decrease in concessionaire sales. The decline in average on-track attendance contributed directly to the decrease in admissions income of $12,744 or 9.6%. Rental income decreased by $42,877 due to increases in handle for Mid-America in 1998 and changes in the rental agreement.

As a result of enacted legislation, Beulah Park, the Company's nearest competitor, could be open year round conducting both live racing and simulcasting racing from out-of-state tracks in direct competition with the Company. This situation would not be advantageous to either track and, as a result, during 1997 the Company and Beulah Park entered into an agreement not to be open at the same time. Pursuant to the agreement, Beulah Park operates from the middle of September to the first of May, while the Company is closed. During that period of time, revenues derived from simulcasting at Beulah Park at night when it is not conducting live racing are, after deducting certain expenses, shared with the Company. Beulah Park paid shared revenues to the Company during the Beulah Park's racing season, and the Company was not required to remit amounts to Beulah Park during its racing season. Revenue (simulcasting shared revenue) under the agreement was $70,180 during 1999 and $70,915 during 1998.

Operating expenses such as purses and simulcasting fees increased as a result of additional simulcasting business activities. Purses include $204,966 of expense directly attributed to the Company paying into the horseman's purse pool on simulcasting dark days, which is comparable to $211,949 in 1998. Purses decreased to $10,652. Simulcasting fees increased $27,410 or 4.1% due to an increase in the number of races simulcasted into the racetrack during the Company's meet. Insurance expense decreased $2,041 or 1.0% due to a reduction in current-year rates. Repairs and maintenance expense increased $9,473 or 4.7% due to an increase in the general maintenance program.

Interest expense is a result of debt required to finance the construction of the clubhouse enclosure and simulcasting equipment. Overall interest expense decreased $36,827, which includes increases in interest income of $32,047, due to the Company's refinancing of its debt at lower interest rates.

Income from racing operations decreased $75,094 due mainly to the reasons listed above.

Income tax expense decreased from $19,000 in 1998 to $12,000 in 1999. The effective tax rate changed from 60% in 1998 to 63% in 1999. The effective income tax expense rate of 63% differs from the statutory federal rate of (34%) due to a surtax exemption of 19%, permanent differences related mainly to lobbying expense which increased the statutory rate by 71%, and an increase in the statutory rate of 7% related to a difference in the rate at which the deferred tax assets and liabilities are recorded.

Net income decreased from $12,930, or $.02 per share in 1998 to a loss of $31,673, or ($.05) per share in 1999, due mainly to the reserve in the receivable from the concessionaire.

SCIOTO DOWNS, INC.

2000 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITIONS AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

LIQUIDITY AND CAPITAL RESOURCES
The Company has term debt outstanding of $2,912,921 at October 31, 2000, with monthly payments of principal and interest of $30,025 due through September 2013. Interest is fixed at 7.79%. The original proceeds were used to finance the clubhouse enclosure project in 1991 and to purchase simulcasting equipment in 1997.

The Company has a credit line of $1,000,000, which had no balance at October 31, 2000 or 1999.

The Company continued to generate positive cash flow from operations during 2000, 1999 and 1998. Cash provided by operating activities was $367,500 for 2000 compared to $367,577 for 1999. This decrease was mainly a result of net cash provided by changes in accounts receivable--related party of $483,654 in 2000 compared to net cash used of $235,279 in 1999, as well as net cash used changes in accounts payable, trade and purses payable and simulcast fund of $417,054 in 2000 compared to $4,121 in 1999. Cash provided by operating activities for 1999 was $367,577 compared to $1,027,822 for 1998. The decrease was mainly a result of net cash used changes in accounts receivable--related party of $235,279 in 1999 compared to net cash received of $35,491 in 1998. Positive cash flow is anticipated to continue from operations in future years along with liquidity. The Company's ability to generate sufficient cash to meet its needs, on both a long-term and short-term basis, is anticipated to continue based on the Company's stable current ratios of 2.66, 1.75 and 1.50 as of October 31, 2000, 1999 and 1998, respectively, and other long-term plans. During 2000, 1999 and 1998, the Company has paid cash dividends, despite a net loss that is due principally to depreciation and amortization, of $553,810, $562,549 and $695,437, respectively.

RECENT DEVELOPMENTS AND OUTLOOK
During 2001, the Company will continue to pursue the development of off-track betting parlors, as state law requires. This effort is being undertaken with the other racetracks in Ohio. The construction of these parlors is considered to have a favorable impact on the Company's operations. During 2000, the Company invested $30,000 in the Mifflin Meadows off-track betting parlor.

The Company made a decision to pursue year-round simulcasting, and was given permission to do so by the Ohio State Racing Commission in November 2000. This year-round simulcasting began January 1, 2001. With the commencement of year-round simulcasting, Scioto Downs has begun to invest in upgrading simulcast facilities. The Company expects total capital expenditures, including simulcast facility upgrades, will be $200,000 for fiscal year 2001. The Company expects to fund these capital expenditures through internally generated funds.

Scioto Downs, based upon its decision to pursue year-round simulcasting, did not renew its agreement with Beulah Park, which was terminated September 17, 2000. The Company expects the revenue from its year-round simulcasting to exceed the amounts previously received under the Beulah Park agreement.

During 2000, Scioto Downs increased its efforts to identify tracks to receive export signal, and pursue additional tracks for signal import. The Company plans to continue these efforts during 2001.

SCIOTO DOWNS, INC.

2000 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITIONS AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION ACT OF 1995
The statements contained in this report under the caption "Recent Developments and Outlook" and other provisions of this report which are not historical facts are "forward-looking statements" that involve various important risks, uncertainties and other factors which could cause the Company's actual results for 2001 and beyond to differ materially from those expressed in such forward-looking statements. These important factors include, without limitation, the following risks and uncertainties: real or perceived adverse economic conditions, the impact of other forms of gambling, the outcome of litigation, the impact of changes in government regulations and the other risks described in the Company's Securities and Exchange Commission filings.

INFLATION
Inflation is not expected to materially impact the Company.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS
In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivatives and Hedging Activities (SFAS 133), which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities. SFAS 133, as amended by SFAS 137 and SFAS 138, is effective for the Company's year ending October 31, 2001. Management of the Company is currently analyzing the impact of SFAS 133, but anticipates that the adoption of SFAS 133 will not have a material effect on the Company's results of operations or financial position.

On December 3, 1999, the staff of the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 101 (SAB 101), Revenue Recognition in Financial Statements. SAB 101 summarizes some of the staff's interpretations of the application of accounting principles generally accepted in the United States of America to revenue recognition. The staff of the SEC issued Staff Accounting Bulletin No. 101B (SAB 101B) which delays the application of the accounting and disclosure requirements to no later than the fourth quarter of the fiscal year beginning after December 15, 1999. Management of the Company is currently analyzing the impact of SAB 101 and plans to adopt the accounting and disclosure requirements in the fourth quarter of 2001. Management does not anticipate the adoption of SAB 101 will have a material effect on the Company's results of operations or financial position.