Form 10-K, Exhibit 13
period 2001-10-31
SCIOTO DOWNS INC
filed 2002-01-29
CIK 87836

                                                                      Exhibit 13


         SCIOTO DOWNS, INC.
         CONSOLIDATED FINANCIAL STATEMENTS
         OCTOBER 31, 2001, 2000 AND 1999

                                                                      Exhibit 13

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors and Stockholders
Scioto Downs, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders' equity and cash flows present fairly, in all material respects, the financial position of Scioto Downs, Inc. and its subsidiary (the Company) at October 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended October 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company's net losses, negative working capital, and negative operating cash flows raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ PricewaterhouseCoopers LLP

Columbus, Ohio
January 18, 2002

SCIOTO DOWNS, INC.

CONSOLIDATED BALANCE SHEETS
AT OCTOBER 31, 2001 AND 2000
-------------------------------------------------------------------------------

                                                                      2001           2000
Assets
Current assets
    Cash and cash equivalents                                     $   418,688   $ 1,510,654
    Restricted cash                                                    42,693        15,804
    Accounts receivable, net of allowance for doubtful accounts
      of approximately $0 and $129,100, respectively                  548,371       176,443
    Prepaid expenses and other                                         58,628        22,202
                                                                  -----------   -----------

      Total current assets                                          1,068,380     1,725,103
                                                                  -----------   -----------

Property and equipment, at cost
    Buildings and improvements                                     14,754,386    14,735,277
    Land improvements                                               1,326,554     1,326,554
    Furniture and fixtures                                          1,835,966     1,659,787
    Machinery and equipment                                         2,471,265     2,302,655
                                                                  -----------   -----------

                                                                   20,388,171    20,024,273

      Less accumulated depreciation                                15,008,085    14,456,387
                                                                  -----------   -----------

                                                                    5,380,086     5,567,886

    Land                                                              299,847       299,847
                                                                  -----------   -----------

                                                                    5,679,933     5,867,733
                                                                  -----------   -----------

Other noncurrent assets                                                38,053        78,524
Racing permit                                                         755,760          --
                                                                  -----------   -----------

        Total assets                                              $ 7,542,126   $ 7,671,360
                                                                  ===========   ===========


CONTINUED

SCIOTO DOWNS, INC.

CONSOLIDATED BALANCE SHEETS
OCTOBER 31, 2001 AND 2000
-------------------------------------------------------------------------------


                                                         2001           2000
LIABILITIES
Current liabilities
    Accounts payable, trade                          $   465,579    $    45,391
    Accounts payable-related party                          --           78,078
    Purses payable and simulcast purse fund              363,355         69,614
    Dividends payable                                     29,788           --
    Current maturities, term debt                        193,083        135,832
    Line of credit                                       200,000           --
    Accrued expenses
      Property taxes                                     163,506        149,949
      Other                                              214,504        189,952
                                                     -----------    -----------

      Total current liabilities                        1,629,815        668,816
                                                     -----------    -----------

Minimum pension liability                                335,458        136,025
Accrued pension                                          274,374           --
Deferred income taxes                                       --           33,541
Term debt, net of current maturities                   2,674,371      2,777,089
                                                     -----------    -----------

      Total liabilities                                4,914,018      3,615,471
                                                     -----------    -----------

Commitments and contingencies

STOCKHOLDERS' EQUITY
Common stock, $1.05 par value per share
    Authorized: 3,600,000 shares
    Issued and outstanding: 595,767 shares               625,555        625,555
Capital in excess of par value of stock                2,037,300      2,037,300
Retained earnings                                        300,711      1,482,810
Accumulated other comprehensive loss                    (335,458)       (89,776)
                                                     -----------    -----------

      Total stockholders' equity                       2,628,108      4,055,889
                                                     -----------    -----------

        Total liabilities and stockholders' equity   $ 7,542,126    $ 7,671,360
                                                     ===========    ===========









The accompanying notes are an integral part of these consolidated financial statements.

SCIOTO DOWNS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED OCTOBER 31, 2001, 2000 AND 1999
-------------------------------------------------------------------------------


                                                              2001           2000           1999
Nights of live racing and simulcasting                            135              71              71
                                                         ------------    ------------    ------------
Dark days of simulcasting-off season                              155            --              --
                                                         ------------    ------------    ------------

Operating revenues:
    Pari-mutuel commissions and breakage                 $ 10,919,167    $  6,025,407    $  6,219,168
      Less pari-mutuel taxes                                1,582,590         925,064         967,702
                                                         ------------    ------------    ------------
                                                            9,336,577       5,100,343       5,251,466
                                                         ------------    ------------    ------------

    Export signal revenue                                     511,857         273,628         241,959
    Admissions                                                115,170         109,742         119,428
    Simulcasting shared revenue, net                             --            68,892          70,180
    Concessions, program, parking, and other                  954,869         777,199         778,157
    Entry fees and purse monies added by others             1,781,499         752,713         688,058
    Rental income from leased facilities                       48,350         409,045         508,705
    Pari-mutuel tax abatement earned                          224,676         369,225         412,330
                                                         ------------    ------------    ------------
                                                           12,972,998       7,860,787       8,070,283
                                                         ------------    ------------    ------------

Operating expenses:
    Purses                                                  5,842,746       2,957,929       3,063,308
    Salaries and wages                                      2,226,198       1,251,320       1,193,837
    Simulcasting fees                                       1,391,186         681,138         700,561
    Depreciation and amortization                             579,269         553,810         562,549
    Advertising                                               495,183         312,652         248,033
    Real and personal property taxes                          216,016         172,315         187,631
    Insurance                                                 359,202         200,876         207,902
    Repairs and maintenance                                   494,206         272,992         209,421
    Other operating and general                             2,445,875       1,569,955       1,504,490
                                                         ------------    ------------    ------------
                                                           14,049,881       7,972,987       7,877,732
                                                         ------------    ------------    ------------

        (Loss) income from racing operations               (1,076,883)       (112,200)        192,551

Equity in (losses) earnings of joint ventures                 (24,288)         17,712           3,686
Gain on settlement and disposal                                62,265            --              --
Interest expense, net                                        (193,195)       (146,525)       (215,910)
                                                         ------------    ------------    ------------

        Loss before income tax expense                     (1,232,101)       (241,013)        (19,673)

Income tax benefit (expense)                                   79,790          11,000         (12,000)
                                                         ------------    ------------    ------------

        Net loss                                         $ (1,152,311)   $   (230,013)   $    (31,673)
                                                         ============    ============    ============

Basic and diluted loss per common share                  $      (1.93)   $       (.39)   $       (.05)
                                                         ============    ============    ============

Dividends per common share                               $        .05    $        .10    $        .05
                                                         ============    ============    ============

Weighted average shares outstanding, basic and diluted        595,767         595,767         595,767
                                                         ============    ============    ============



The accompanying notes are an integral part of these consolidated financial statements.

SCIOTO DOWNS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED OCTOBER 31, 2001, 2000 AND 1999
-------------------------------------------------------------------------------


                                                                         CAPITAL IN                   ACCUMULATED
                                                  COMMON STOCK           EXCESS OF                       OTHER            TOTAL
                                            ------------------------     PAR VALUE     RETAINED       COMPREHENSIVE   STOCKHOLDERS'
                                              SHARES         AMOUNT      OF STOCK      EARNINGS          LOSS            EQUITY
                                            -----------   -----------   -----------   -----------    -----------    -----------
Balances, October 31, 1998                      595,767   $   625,555   $ 2,037,300   $ 1,833,861    $   (68,810)   $ 4,427,906

    Net loss                                       --            --            --         (31,673)          --          (31,673)
    Minimum pension liability adjustment,
     net of taxes                                  --            --            --            --          (47,958)       (47,958)
                                                                                                                    -----------
    Comprehensive loss                             --            --            --            --             --          (79,631)
                                                                                                                    -----------
    Cash dividends-$.05 per share                  --            --            --         (29,788)          --          (29,788)
                                            -----------   -----------   -----------   -----------    -----------    -----------

Balances, October 31, 1999                      595,767       625,555     2,037,300     1,772,400       (116,768)     4,318,487

    Net loss                                       --            --            --        (230,013)          --         (230,013)
    Minimum pension liability adjustment,
     net of taxes                                  --            --            --            --           26,992         26,992
                                                                                                                    -----------
    Comprehensive loss                             --            --            --            --             --         (203,021)
                                                                                                                    -----------
    Cash dividends-$.10 per share                  --            --            --         (59,577)          --          (59,577)
                                            -----------   -----------   -----------   -----------    -----------    -----------

Balances, October 31, 2000                      595,767       625,555     2,037,300     1,482,810        (89,776)     4,055,889

    Net loss                                       --            --            --      (1,152,311)          --       (1,152,311)
    Minimum pension liability adjustment,
     net of taxes                                  --            --            --            --         (245,682)      (245,682)
                                                                                                                    -----------
    Comprehensive loss                             --            --            --            --             --       (1,397,993)
                                                                                                                    -----------
    Cash dividends-$.05 per share                  --            --            --         (29,788)          --          (29,788)
                                            -----------   -----------   -----------   -----------    -----------    -----------

Balances, October 31, 2001                      595,767   $   625,555   $ 2,037,300   $   300,711    $  (335,458)   $ 2,628,108
                                            ===========   ===========   ===========   ===========    ===========    ===========




The accompanying notes are an integral part of these consolidated financial statements.

SCIOTO DOWNS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED OCTOBER 31, 2001, 2000 AND 1999
------------------------------------------------------------------------------


                                                                  2001          2000          1999
CASH FLOWS FROM OPERATING ACTIVITIES
    Net loss                                                 $(1,152,311)   $  (230,013)   $   (31,673)
    Adjustments to reconcile net loss to net cash provided
      by (used in) operating activities:
        Equity in losses (earnings) of joint ventures             24,288        (17,712)        (3,686)
        Gain on settlement                                       (58,670)          --             --
        (Gain) loss on disposal of assets                         (3,595)          --           14,986
        Depreciation and amortization                            579,269        553,810        562,549
        Provision for losses on accounts receivable              292,169          1,234        127,864
        Deferred income taxes                                    (79,790)       (11,000)        12,000
        Change in accounts receivable                           (225,131)      (124,063)      (160,501)
        Change in accounts receivable--related party                --          483,654       (235,279)
        Change in prepaid expenses and other                     (11,686)         5,734         38,280
        Change in other noncurrent assets                           --          (30,000)          --
        Change in accounts payable, trade and
           purses payable and simulcast purse fund               227,760       (417,054)        (4,121)
        Change in accounts payable--related party               (370,217)        78,078           --
        Change in accrued expenses                              (385,026)        74,832         47,158
                                                             -----------    -----------    -----------

      Net cash (used in) provided by operating activities     (1,162,940)       367,500        367,577
                                                             -----------    -----------    -----------

CASH FLOWS FROM INVESTING ACTIVITIES
    Net restricted cash disbursements                              3,061        272,787        165,800
    Purchase of property and equipment                          (330,884)      (213,225)      (156,050)
    Cash received in purchase of business,
      net of cash paid                                           300,953           --             --
    Proceeds from sale of property and equipment                   4,026           --             --
    Dividend from joint venture                                   30,000         30,000         40,000
                                                             -----------    -----------    -----------

      Net cash provided by investing activities                    7,156         89,562         49,750
                                                             ===========    ===========    ===========

CASH FLOWS FROM FINANCING ACTIVITIES
    Payments on term debt                                       (136,182)      (122,292)      (171,137)
    Proceeds from revolving line of credit                       200,000        300,000           --
    Payments on revolving line of credit                            --         (300,000)          --
    Dividends paid                                                  --          (59,577)       (59,578)
                                                             -----------    -----------    -----------

      Net cash provided by (used in) financing activities         63,818       (181,869)      (230,715)
                                                             -----------    -----------    -----------

Net (decrease) increase in cash and cash equivalents          (1,091,966)       275,193        186,612

Cash and cash equivalents, beginning of year                   1,510,654      1,235,461      1,048,849
                                                             -----------    -----------    -----------

Cash and cash equivalents, end of year                       $   418,688    $ 1,510,654    $ 1,235,461
                                                             ===========    ===========    ===========

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
    Cash paid during the year:
      Interest paid                                          $   237,419    $   256,597    $   261,380
                                                             ===========    ===========    ===========

SUPPLEMENTAL SCHEDULE OF NONCASH FINANCING ACTIVITY
    Liabilities for construction in progress                                               $    43,218
                                                                                           ===========
    Dividends declared, not paid                             $    29,788
                                                             ===========
    Business acquired by seller financing                    $    91,876
                                                             ===========



The accompanying notes are an integral part of these consolidated financial statements.

SCIOTO DOWNS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
OCTOBER 31, 2001, 2000 AND 1999
------------------------------------------------------------------------------

1.       DESCRIPTION OF THE BUSINESS

         Scioto Downs, Inc.'s (Scioto Downs) business is the ownership and operation of a harness horseracing facility located in central Ohio. Revenues are earned from commissions on pari-mutuel wagering on live races and simulcasting and various related revenues including simulcasting export signal revenue, rental income, admissions, concessions and parking.

         On August 1, 2001, Scioto Downs acquired all of the outstanding common shares of Mid-America Racing Association, Inc. (Mid-America). The acquisition has been accounted for under the purchase method. Accordingly, the assets, liabilities, and the results of operations are reflected in the consolidated financial statements of Scioto Downs from the acquisition date. Scioto Downs and Mid-America are collectively referred to as the Company. See Note 12.

         For the first time, Scioto Downs was open all year in 2001 and management realized changes had to be made. However, with any start-up, time is needed to develop and adjust the business.

         During fiscal 2001, the Company incurred operating losses and negative cash flows from operations and had a working capital deficit of $561,435 at October 31, 2001.

         Management has reviewed all operating costs and is taking immediate steps to reduce expenses through cost containment, reductions in expenditures and renegotiation of agreements with vendors. Also, management is looking into ways to utilize its facilities to earn additional revenue from sources other than racing. Several agreements have been reached regarding facility use fees with participating clients.

         In August 2001, Scioto Downs acquired Mid-America to obtain its racing permit. The long- and short-term strategy for the acquisition is to control all race permits used at Scioto Downs, while gaining the ability to operate the track year round and benefit from any new income venues that may develop.

         Management's plan in 2002 is to continue with year-round simulcasting. Management believes that with various operational changes and cost controls it can improve income and cash flow. On January 1, 2002, an agreement with Beulah Park went into effect that reduces the number of hours both tracks compete against each other for simulcasting revenues. The desired result is a reduction in overhead and an increase in revenue.

         Scioto Downs' line of credit is in place and can be used to supply $300,000 of operating funds while the Company is implementing and developing cost reduction programs and new income streams. Management looks forward to improving results in 2002, from the changes that have been made and that will continue to be made. However, if management's plan does not produce the desired results the Company's financial position will not improve.


2.       ACCOUNTING POLICIES

         The following is a summary of significant accounting policies followed in the preparation of the financial statements.

SCIOTO DOWNS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
OCTOBER 31, 2001, 2000 AND 1999
------------------------------------------------------------------------------

         BASIS OF CONSOLIDATION
         The accompanying consolidated financial statements include the accounts of Scioto Downs and its wholly owned subsidiary, Mid-America. All significant intercompany accounts and transactions have been eliminated in consolidation.

         CASH AND CASH EQUIVALENTS
         Cash and cash equivalents represent amounts on deposit with financial institutions, including money market investments with original maturities of three months or less. At October 31, 2001 and 2000, cash and cash equivalents and restricted cash included deposits of approximately $376,000 and $1,526,000, respectively, which are held at one financial institution.

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

         PROPERTY AND EQUIPMENT
         The Company records asset acquisitions at cost. Depreciation is recognized on the straight-line method over the estimated useful lives of the applicable assets as follows:


                                                                ESTIMATED
                                                              USEFUL LIVES
                 CLASS OF ASSETS                                (YEARS)
                 ----------------------------------        -----------------

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

         RACING PERMIT The Company recorded a racing permit, an intangible asset, at fair value as a result of the purchase of Mid-America during 2001 (see Note 12). The racing permit is not amortized as it is considered to be an indefinite lived intangible. It will be tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

SCIOTO DOWNS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
OCTOBER 31, 2001, 2000 AND 1999
------------------------------------------------------------------------------

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

         NET LOSS PER COMMON SHARE
         Net loss per share of common stock is based on the weighted average number of shares outstanding. The Company has no common stock equivalents. Accordingly, the weighted average shares outstanding are the same for calculation of basic and diluted per share computations.

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

         REVENUE RECOGNITION
         The Company recognizes commission revenue based upon various percentages of pari-mutuel wagering when earned. Other revenues are recognized when services are performed.

         RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS
         In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Accounting Standard (SFAS) No. 141 (SFAS 141), Business Combinations. This statement requires that business combinations in the scope of this statement are to be accounted for using one method, the purchase accounting method. The standard is effective for all business combinations initiated after June 30, 2001. This standard was applied to the Mid-America transaction.

         In June 2001, the FASB issued SFAS No. 142 (SFAS 142), Goodwill and Other Intangible Assets. SFAS 142 provides that goodwill should not be amortized but should be tested for impairment at least annually using a fair-value based approach. SFAS 142 is effective for the Company beginning November 1, 2002. The Company will be required to perform a transitional

SCIOTO DOWNS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
OCTOBER 31, 2001, 2000 AND 1999
------------------------------------------------------------------------------

         impairment test under SFAS 142 for any goodwill recorded as of November 1, 2002. Any impairment loss recorded as a result of completing the transitional test will be treated as a change in accounting principle.

         On October 4, 2001, the FASB issued SFAS No. 144 (SFAS 144), Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS 144 supercedes SFAS No. 121 and applies to all long-lived assets (including discontinued operations) and amends Accounting Principles Board Opinion No. 30, Reporting Results of Operations-Reporting the Effects of Disposal of a Segment of a Business. SFAS 144 develops one accounting model for long-lived assets that are to be disposed of by sale. This model requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less cost to sell. Additionally, SFAS 144 expands the scope of discontinued operations to include all components of an entity with operations that
         (1) can be distinguished from the rest of the entity and (2) will be eliminated from the ongoing operations of the entity in a disposal transaction. SFAS 144 is effective for the Company's first quarter in fiscal year 2003. The Company is currently evaluating the impact of adopting SFAS 144.


3.       AFFILIATED ENTITIES

         Scioto Downs leased its racing facilities to Mid-America, which had common management and certain common stockholders with Scioto Downs. The facilities were leased for the period of time necessary to conduct an annual racing meet under the terms of a 25-year lease agreement, which was terminated on August 1, 2001. The lease agreement provided for rental payments to Scioto Downs based on percentages of daily pari-mutuel wagering during the meet with a minimum annual rental payment of $7,200. During 2000 and 1999, Mid-America paid to Scioto Downs additional rents of $60,051 and $103,310, respectively. Additional payments were based on two months of Scioto Downs' required debt service during the period in which Mid-America rented Scioto Downs' facilities. These additional payments were subject to annual approval by Mid-America. As discussed in Note 8, the lessee remitted its portion of the pari-mutuel tax abatement to Scioto Downs. In addition, the lessee was required to pay certain operating expenses. Revenues from this lease were accounted for on the operating method.

         Scioto Downs collected simulcasting purse pool funding and other monies on behalf of Mid-America and remitted such funding to Mid-America on a periodic basis. In addition, amounts were due from Mid-America for the portion of certain shared corporate overhead expenses paid by Scioto Downs and subsequently reimbursed by Mid-America. Interest on the outstanding balance was charged at the prime lending rate.

         The following is a summary of transactions with Mid-America for the years ended October 31, 2001, 2000 and 1999 and amounts due to (from) Mid-America as of October 31, 2001, 2000 and 1999.

SCIOTO DOWNS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
OCTOBER 31, 2001, 2000 AND 1999
------------------------------------------------------------------------------



                                                                     INCOME (EXPENSE)
                                                        ------------------------------------------
                                                          2001             2000             1999
                                                        ---------       ---------        ---------
Facility rents                                          $  48,350       $ 409,045        $ 508,705
Reimbursement of overhead expenses                        406,289         336,920          326,754
Pari-mutuel tax abatement                                       -        (168,115)        (205,533)
Concessionaire sublease                                    21,089        (113,762)        (179,774)
Interest on outstanding balances                                -          30,101           26,375
                                                        ---------       ---------        ---------
    Net expenses                                        $ 475,728       $ 494,189        $ 476,527
                                                        =========       =========        =========
      Amounts due to (from) at October 31                 $     -        $ 78,078        $(434,431)
                                                        =========       =========        =========



         Scioto Downs had an outstanding receivable due from Mid-America of $517,169 at the date of acquisition. Scioto Downs had recorded a valuation allowance of $292,169 against the total receivable during 2001.

         Effective July 1, 1999, Mid-America spun off MARA Enterprises, Inc.
         (MARA) to its stockholders. Scioto Downs had accounts receivable of $27,247 and $19,396 at October 31, 2001 and 2000, respectively, due from MARA, which has certain common stockholders with the Company. Such amounts arose from the reimbursement of certain shared corporate overhead expenses paid by Scioto Downs. Reimbursed expenses from MARA were $99,154 and $74,397 for the years ended October 31, 2001 and 2000, respectively.


4.       INCOME TAXES

         Income tax (benefit) expense includes the following components:

                                                                2001             2000             1999

        Federal income tax (benefit) expense:
            Deferred                                          $ (79,790)       $ (11,000)        $ 12,000
                                                          --------------   --------------  ---------------

              Total                                           $ (79,790)       $ (11,000)        $ 12,000
                                                          ==============   ==============  ===============

SCIOTO DOWNS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
OCTOBER 31, 2001, 2000 AND 1999
------------------------------------------------------------------------------


         A summary of the effective income tax rate is as follows:

                                                         PERCENTAGE OF PRETAX INCOME (LOSS)
                                                    -------------------------------------------------
                                                       2001             2000             1999
                                                    --------------   --------------   ---------------
Statutory federal rate                                     (34)%            (34)%            (34)%
Surtax exemption                                             7                2               19
Permanent differences                                        5               32               71
Deferred tax rate and other adjustments                    (11)              (5)               5
Valuation allowance                                         27                -                -
                                                    --------------   --------------   ---------------

Effective tax rate                                          (6)%             (5)%             61 %
                                                    ==============   ==============   ===============

         The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities at October 31 are as follows:




                                                           2001         2000

Deferred tax assets arising from:
    Alternative minimum tax credit carryforwards        $  59,000     $  59,000
    Net operating loss carryforwards                      734,907     $ 335,872
    Accrued liabilities                                     9,145         5,536
    Pension liability adjustment                          114,056        46,249
    Allowance for doubtful accounts                          --          34,856
                                                        ---------     ---------

      Total deferred tax assets                         $ 917,108     $ 481,513
                                                        =========     =========

Deferred tax liabilities arising from:
    Depreciation                                        $ 303,979     $ 419,135
                                                        ---------     ---------

      Total deferred tax liabilities                    $ 303,979     $ 419,135
                                                        =========     =========

Net noncurrent deferred tax asset                       $ 613,129     $  62,378
                                                        =========     =========

    Valuation allowance                                 $(613,129)    $ (95,919)
                                                        =========     =========

Net deferred tax asset (liability)                      $    --       $ (33,541)
                                                        =========     =========

         The Company has determined at October 31, 2001, that it is more likely than not that the deferred tax assets will not be realized and, therefore, has recorded a full valuation allowance. The valuation allowance related to the minimum pension liability has been recorded through other comprehensive income. The Company had recorded a valuation allowance of $95,919 at October 31, 2000, related to net operating loss carryforwards for state income taxes and contribution carryforwards not expected to be utilized. Deferred tax assets, liabilities, and federal income tax expense in future years can be significantly affected by changes in enacted tax rates and the rates at which net operating loss carryforwards are utilized.

SCIOTO DOWNS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
OCTOBER 31, 2001, 2000 AND 1999
------------------------------------------------------------------------------

         At October 31, 2001, the Company has, for federal income tax purposes, approximately $59,000 in alternative minimum tax credit carryforwards and approximately $2,368,300 in net operating loss carryforwards. The net operating loss carryforwards expire over the years 2009 through 2021. Approximately $150,000 of the net operating loss carryforwards are related to Mid-America and their use will be limited by Section 382 of the Internal Revenue Code. The alternative minimum tax credit can be carried forward indefinitely.


5.       COMMITMENTS

         The Company leases pari-mutuel equipment under a five-year noncancelable operating lease with an automatic extension as long as the Company conducts pari-mutuel wagering. Rental expense was $280,229 in 2001, $124,920 in 2000, and $125,939 in 1999. Under the agreement, the Company is obligated to pay the third-party processor a minimum charge per program of $1,600 (approximately $97,600 annually).


6.       OPERATING LEASES
         The Company leases equipment under an operating lease agreement that expires in March 2003. Rent expense under this lease was $62,188 in 2001, $62,188 in 2000, and $36,276 in 1999.

         The future annual minimum rental payments on this lease are as follows for the years ending October 31:


            2002                                                   $ 62,188
            2003                                                     25,912
                                                           -----------------

                Total minimum payments required                   $  88,100
                                                           =================

7.       RETIREMENT PLANS

         Scioto Downs, Mid-America and MARA sponsor a noncontributory defined-benefit pension plan covering all full-time employees meeting certain age and service requirements. Scioto Downs, Mid-America and MARA share proportionately the costs and related assets of the plan. In connection with the acquisition of Mid-America, Scioto Downs assumed Mid-America's portion of the unfunded benefit obligation of $332,780. On May 31, 2000, the plan was amended to freeze eligibility, the accrual of years of service and benefits. The Company's total pension expense, which includes both current service costs and amortization of prior years' service costs, amounted to $28,101 in 2001, $40,791 in 2000, and $44,463 in 1999.

         The Company's funding policy is to contribute annually an amount sufficient to fund the plan's estimated past service costs over a 30-year period using a different actuarial cost method and different assumptions from those used for financial reporting.

SCIOTO DOWNS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
OCTOBER 31, 2001, 2000 AND 1999
------------------------------------------------------------------------------


         The Company's portion of the funded status of the plan at October 31 is as follows:


                                                                       2001            2000
Change in projected benefit obligation:
    Benefit obligation as of the beginning of the year                 $ 521,902       $ 549,483
      Benefit obligation acquired in business combination                655,110               -
      Service cost                                                             -          12,027
      Interest cost                                                       45,726          39,788
      Actuarial loss (gain)                                              140,407         (12,252)
      Amendments                                                               -         (21,855)
      Benefits paid                                                      (52,925)        (45,289)
                                                                  ===============  ==============

    Benefit obligation as of the end of the year                      $1,310,220       $ 521,902
                                                                  ===============  ==============

Change in plan assets:
    Fair value of assets at the beginning of the year                  $ 366,629       $ 316,885
      Fair value of assets acquired in business combination              322,330               -
      Actual (loss) return on plan assets                                (19,171)          9,975
      Other allocation adjustments                                         8,312          47,622
      Employer contributions                                              19,485          37,436
      Benefits paid                                                      (52,925)        (45,289)
                                                                  ---------------  --------------

    Fair value of assets at the end of the year                        $ 644,660       $ 366,629
                                                                  ===============  ==============

Funded status deficit                                                 $ (665,560)      $(155,273)
    Unrecognized net actuarial loss                                      335,458         136,025
                                                                  ---------------  --------------

Net amount of deficit recognized                                      $ (330,102)      $ (19,248)
                                                                  ===============  ==============

Amounts recognized in the Company's balance sheets
    consist of:
      Accrued pension cost, current portion                            $ (55,728)      $ (19,248)
      Accrued pension                                                   (274,374)              -
      Additional minimum liability                                      (335,458)       (136,025)
      Accumulated other comprehensive loss                               335,458         136,025
                                                                  ---------------  --------------

    Net amount recognized                                             $ (330,102)      $ (19,248)
                                                                  ===============  ==============

SCIOTO DOWNS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
OCTOBER 31, 2001, 2000 AND 1999
------------------------------------------------------------------------------



         Assumptions used for the plan are as follows:

                                                           2001        2000         1999

Discount rate                                              7.00%        7.75%        7.50%
Rate of increase in compensation levels                    0.00%        5.50%        5.50%
Long-term rate of return on assets                         8.00%        8.00%        8.00%


                  Net pension expense includes the following components:


                                                           2001         2000         1999
Service cost-components of net periodic
    benefit cost                                       $   --       $ 12,027     $ 22,513
Interest cost                                            45,726       39,788       36,353
Expected return on plan assets                          (28,744)     (26,830)     (25,578)
Net amortization relating to the deferral of initial
    transitional obligation and subsequent gains
    and losses                                           11,119        7,010       11,175
Amendments                                                 --          8,796         --
                                                       --------     --------     --------

    Net pension expense                                $ 28,101     $ 40,791     $ 44,463
                                                       ========     ========     ========

         The Company and MARA have a 401(k) savings plan covering substantially all full-time employees. The Company expensed matching contributions of $40,911 in 2001, $18,911 in 2000, and $36,281 in 1999.


8.       PARI-MUTUEL TAX ABATEMENT

         To encourage the improvement of racing facilities in Ohio, permit holders are allowed to recover 70% of the cost of qualified improvements as determined by the Ohio State Racing Commission. Such recovery is accomplished by reducing each day's pari-mutuel tax paid to the state by a fraction of 1% of pari-mutuel wagering and continues for 15 years (10 years if construction of the improvements commenced after March 29, 1988), or until the total tax reduction reaches 70% of the cost of the improvement, whichever occurs first. Such abatement is available to all permit holders who race at the improved facility. By agreement, Mid-America, through the date of acquisition, remitted its portion of the abatement to the Company (see Note 3). The abatement was fully utilized during 2001. The Company earned pari-mutuel tax abatement (including amounts from Mid-America through the date of acquisition) of $224,676 in 2001, $369,225 in 2000, and $412,330 in
         1999.

SCIOTO DOWNS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
OCTOBER 31, 2001, 2000 AND 1999
------------------------------------------------------------------------------



9.       DEBT FINANCING ARRANGEMENTS

         The Company has available for its use a line of credit with a financial institution for up to $500,000. The line calls for interest at the prime rate (5.5% at October 31, 2001), and the outstanding balance is due on demand. At October 31, 2001, the line had an outstanding balance of $200,000.

         In April 1999, the Company entered into a term loan agreement that provides for monthly payments of principal and interest of $30,025 through September 2013. Interest is fixed at 7.79% per annum. The line of credit and the term loan are collateralized by a first mortgage on the Company's real property facilities, as well as other personal property, and an assignment of the rents from the Company's lease arrangements.

         During 2001, the Company issued non-interest-bearing promissory notes to the previous stockholders of Mid-America for consideration of the purchase price (see Note 12). The notes are due $50,000 each in August 2002 and 2003 and are included in term obligations at October 31, 2001. The notes were discounted to $90,715, assuming a discount rate of 6.75%. The promissory notes are related-party transactions as certain previous Mid-America stockholders are board members and significant stockholders of the Company.

         Maturities of term obligations at October 31, 2001 are as follows:



                     2002                                    $  193,083
                     2003                                       203,320
                     2004                                       170,662
                     2005                                       184,284
                     2006                                       200,853
                     Thereafter                               1,915,252
                                                           ------------

                         Total                              $ 2,867,454
                                                           ============


         Interest expense was $228,406, $236,780, and $273,240 for the years ended October 31, 2001, 2000, and 1999, respectively.


10.      JOINT VENTURES

         The Company is a member of a joint venture established for the purpose of installing and operating outdoor advertising at the Company's facilities. Revenues and expenses, as well as cash shortfalls, are shared equally by both participants in the joint venture. The Company accounts for its 50% investment under the equity method of accounting. The Company recorded $13,896 in 2001, $17,712 in 2000, and $3,686 in
         1999, as its proportionate share of the joint venture's earnings in its consolidated statements of operations.

         The Company has a 20% equity interest in an off-track betting parlor and accounts for the investment under the equity method of accounting. The Company recorded $38,184 as its proportionate share of the joint venture's losses in its consolidated statement of operations for the year ended October 31, 2001.

SCIOTO DOWNS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
OCTOBER 31, 2001, 2000 AND 1999
------------------------------------------------------------------------------



11.      COMMITMENTS AND CONTINGENCIES

         At October 31, 2000, the Company had an outstanding receivable from its former concessionaire of $127,864. The Company was in dispute with the former concessionaire and had fully reserved the receivable at October 31, 2000. In April 2001, the Company reached a settlement agreement with the concessionaire. The settlement resulted in the receipt of equipment from the concessionaire and forgiveness by the Company of the outstanding receivable. The Company recognized a gain on the settlement of $58,670 at October 31, 2001.


12.      ACQUISITION

         On August 1, 2001, Scioto Downs acquired all of the outstanding common shares of Mid-America. The assets, liabilities, and results of Mid-America's operations have been reflected in the consolidated financial statements of Scioto Downs from the acquisition date. The consideration was $150,000, for which the Company issued non-interest-bearing promissory notes, which were due $50,000 at closing and $50,000 each in August 2002 and 2003. Mid-America owns a racing permit entitling it to conduct harness horseracing, typically immediately following the live racing season of Scioto Downs. The lease of racing facilities between Mid-America and Scioto Downs was terminated as of the acquisition date.

SCIOTO DOWNS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
OCTOBER 31, 2001, 2000 AND 1999
------------------------------------------------------------------------------



         The acquisition was accounted for under the purchase method as required by SFAS 141. The total purchase price has been allocated to the tangible and intangible assets and liabilities of Mid-America based upon their estimated fair values. The amounts and components of the purchase price, along with the allocation of the purchase price, are presented below.


                                                                  AUGUST 1, 2001
                                                                 --------------
Purchase Price:

Cash paid in closing                                                $    50,000
Present value of current portion of
    non-interest-bearing promissory notes (a)                            46,838
Present value of non-interest-bearing promissory
    notes, less current maturities (a)                                   43,877
Other direct acquisition costs                                           40,000
Liabilities assumed, net of valuation allowance provided
    for amounts due from Mid-America                                  1,183,649
Cash acquired                                                          (390,953)
                                                                    -----------

      Total                                                         $   973,411
                                                                    ===========

Purchase Price Allocation:

Accounts receivable, net                                            $   132,361
Other assets                                                             85,290
Racing permit                                                           755,760
                                                                    -----------

      Total                                                         $   973,411
                                                                    ===========

(a) These promissory notes have been discounted at an interest rate of 6.75%.

SCIOTO DOWNS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
OCTOBER 31, 2001, 2000 AND 1999
------------------------------------------------------------------------------



         The following unaudited pro forma information is presented as if the August 1, 2001 acquisition of Mid-America had occurred on November 1, 2000 and 1999:

                                                                 October 31,
                                                  -------------------------------------
                                                        2001                2000
                                                  ------------------  -----------------
             Net revenues                              $ 13,818,248        $14,652,955

             Net loss                                    (1,860,240)          (576,228)

             Earnings per common share:
                 Basic and diluted                            (3.12)              (.97)



         This unaudited proforma financial information is not necessarily indicative of the operating results that would have occurred had the transaction been consummated as of November 1, 2000 and 1999, nor is it necessarily indicative of future operating results.

SCIOTO DOWNS, INC.

FIVE-YEAR SUMMARY OF OPERATIONS
-------------------------------------------------------------------------------
OCTOBER 31, 2001, 2000, 1999, 1998, AND 1997


                                                     2001             2000             1999            1998            1997
Operating revenues:
    Pari-mutuel commissions and breakage          $ 10,919,167    $  6,025,407    $  6,219,168    $  6,108,475    $  6,031,728
      Less pari-mutuel taxes                         1,582,590         925,064         967,702         930,613         900,345
                                                  ------------    ------------    ------------    ------------    ------------

                                                     9,336,577       5,100,343       5,251,466       5,177,862       5,131,383

    Export signal revenue                              511,857         273,628         241,959         243,216         212,594
    Admissions                                         115,170         109,742         119,428         132,172         149,425
    Simulcasting shared revenue, net                      --            68,892          70,180          70,915          49,874
    Concessions, program, parking, and other           954,869         777,199         778,157         796,784         843,921
    Entry fees and purse monies added by others      1,781,499         752,713         688,058         728,915         750,053
    Rental income from leased facilities                48,350         409,045         508,705         551,582         429,709
    Pari-mutuel tax abatement earned                   224,676         369,225         412,330         394,062         368,247
                                                  ------------    ------------    ------------    ------------    ------------

                                                    12,972,998       7,860,787       8,070,283       8,095,508       7,935,206
                                                  ------------    ------------    ------------    ------------    ------------

Operating expense:
    Purses                                           5,842,746       2,957,929       3,063,308       3,073,960       2,875,409
    Salaries and wages                               2,226,198       1,251,320       1,193,837       1,182,815       1,199,212
    Simulcasting fees                                1,391,186         681,138         700,561         673,151         562,787
    Depreciation                                       579,269         553,810         562,549         695,437         728,626
    Advertising                                        495,183         312,652         248,033         312,649         311,929
    Real and personal property taxes                   216,016         172,315         187,631         193,551         187,237
    Insurance                                          359,202         200,876         207,902         209,943         238,262
    Repairs and maintenance                            494,206         272,992         209,421         199,948         231,220
    Other operating and general                      2,445,875       1,569,955       1,504,490       1,271,423       1,252,600
                                                  ------------    ------------    ------------    ------------    ------------

                                                    14,049,881       7,972,987       7,877,732       7,812,877       7,587,282
                                                  ------------    ------------    ------------    ------------    ------------

      (Loss) income from racing operations          (1,076,883)       (112,200)        192,551         282,631         347,924

Equity in (losses) earnings of joint ventures          (24,288)         17,712           3,686           2,036          12,643
Gain on settlement and disposal                         62,265            --              --              --              --
Interest expense, net                                 (193,195)       (146,525)       (215,910)       (252,737)       (246,861)
                                                  ------------    ------------    ------------    ------------    ------------

      (Loss) income before income tax benefit
        (expense)                                   (1,232,101)       (241,013)        (19,673)         31,930         113,706

Income tax benefit (expense)                            79,790          11,000         (12,000)        (19,000)        (30,000)
                                                  ------------    ------------    ------------    ------------    ------------

Net (loss) income                                 $ (1,152,311)   $   (230,013)   $    (31,673)   $     12,930    $     83,706
                                                  ------------    ------------    ------------    ------------    ------------

SCIOTO DOWNS, INC.

SELECTED CONSOLIDATED FINANCIAL DATA
FOR THE YEAR ENDED OCTOBER 31, 2001
-------------------------------------------------------------------------------

Quarterly Share and Financial Data:


                                                                     BASIC AND
                                        OPERATING        NET          DILUTED                        BID PRICE
                           NET          INCOME         EARNINGS      EARNINGS                   --------------------
                        REVENUES        (LOSS)          (LOSS)        (LOSS)      DIVIDENDS     HIGH        LOW
                      --------------  ------------  --------------- ------------ ------------ ---------  ----------
2001
Fourth Quarter           $4,874,010     $ (60,628)       $ (76,170)      $ (.13)      $  .05    $13.00      $12.75
Third Quarter             5,423,031       106,881          (87,682)        (.15)           -     15.00       12.01
Second Quarter            2,157,730      (562,747)        (482,037)        (.81)           -     15.00       12.50
First Quarter               518,227      (560,389)        (506,422)        (.85)           -     15.00       12.25

2000
Fourth Quarter              717,696        91,025           36,649          .06          .05     13.50       12.25
Third Quarter             7,030,325       902,298          750,409         1.26            -     12.88       12.25
Second Quarter               73,849      (629,207)        (572,667)        (.96)           -     13.50       12.25
First Quarter                38,917      (476,316)        (444,404)        (.75)         .05     13.75       13.38


The market for the Company's common stock is generally inactive. Set forth above are the high and low closing bid prices of Scioto Downs, Inc. as reported by Dow Jones and the cash dividends paid and declared on a fiscal quarter basis for the two years ended October 31, 2001. These bid prices do not include retail markups, markdowns or commissions.

The number of common stockholders of the Company as of October 31, 2001 totaled 1,479.

SCIOTO DOWNS, INC.

SELECTED CONSOLIDATED FINANCIAL DATA
FOR THE YEAR ENDED OCTOBER 31, 2001
-------------------------------------------------------------------------------

                                             2001             2000           1999             1998          1997
Operating revenues                       $ 12,972,998    $  7,860,787    $  8,070,283    $  8,095,508   $  7,935,206
                                         ------------    ------------    ------------    ------------   ------------

Net (loss) income                        $ (1,152,311)   $   (230,013)   $    (31,673)   $     12,930   $     83,706
                                         ------------    ------------    ------------    ------------   ------------

Net (loss) income per common share (a)          (1.93)          (0.39)          (0.05)           0.02           0.14
                                         ------------    ------------    ------------    ------------   ------------

Cash dividends per common share          $        .05    $        .10    $        .05    $        .10   $        .10
                                         ------------    ------------    ------------    ------------   ------------

Weighted average common shares
    outstanding                               595,767         595,767         595,767         595,767        595,767
                                         ------------    ------------    ------------    ------------   ------------

Total assets                             $  7,542,126    $  7,671,360    $  8,368,235    $  8,577,247   $  8,588,183
                                         ------------    ------------    ------------    ------------   ------------

Term obligations                         $  2,867,454    $  2,912,921    $  3,035,213    $  3,206,350   $  3,495,549
                                         ------------    ------------    ------------    ------------   ------------

(a) Based upon weighted average shares outstanding, basic and diluted



TWENTY-YEAR PER SHARE SUMMARY OF EARNINGS (LOSS), DIVIDENDS, AND BOOK VALUE

                           EARNINGS                                         BOOK
     YEAR                   (LOSS)                 DIVIDENDS                VALUE
---------------          --------------          --------------         --------------
     2001                $       (1.93)          $        0.05          $        4.41
     2000                        (0.39)                   0.10                   6.81
     1999                        (0.05)                   0.05                   7.25
     1998                         0.02                    0.10                   7.43
     1997                         0.14                    0.10                   7.53
     1996                        (0.56)                   0.10                   7.50
     1995                        (0.22)                   0.10                   8.18
     1994                        (0.33)                   0.10                   8.49
     1993                        (0.31)                   0.10                   8.99
     1992                        (0.20)                   0.10                   9.41
     1991                         0.00                    0.44                   9.71
     1990                         0.21                    0.44                  10.15
     1989                         0.71                    0.44                  10.38
     1988                         0.68                    0.42                  10.11
     1987                         0.44                    0.40                   9.85
     1986                         0.76                    0.40                   9.81
     1985                         0.51                    0.40                   9.45
     1984                         0.83                    0.40                   9.22
     1983                         0.62                    0.40                   8.79
     1982                         0.47                    0.40                   8.49

SCIOTO DOWNS, INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITIONS AND RESULTS OF OPERATIONS
-------------------------------------------------------------------------------

OVERVIEW
Any forward-looking statements contained in the following discussion or elsewhere in this document involve risks and uncertainties which may cause actual results to differ materially from those discussed. A wide range of factors could contribute to those differences, including those discussed in this document. The following discussion should be read in conjunction with the selected financial data and the consolidated financial statements of Scioto Downs, Inc. (Scioto Downs or the Company), including the respective notes thereto, all of which are included herein.


GENERAL
The results of operations of the Company are dependent upon the operations of Scioto Downs as a live harness horse racing facility and as a simulcast wagering facility. The Company's operations are limited by the race dates assigned to it by the Ohio State Racing Commission. In Ohio, each permit holder may be granted racing days within a specified time period. The entire racing season at Scioto Downs commencing in May and ending in September was divided between Scioto Downs, 136 days (which included 31 simulcasting days in which no live racing occurred or, more commonly referred to as, "dark days"), and Mid-America Racing Association (Mid-America), 10 days (which included 4 simulcasting dark days).

Beginning January 1, 2001, the Company commenced year-round simulcasting with the permission of the Ohio State Racing Commission. The Company operated full-card simulcasting operations through May 3, 2001, and re-commenced on September 30, 2001, following the live racing season. In order to do this, the Company terminated its simulcasting agreement with Beulah Park in September 2000. Thus, no revenue was earned related to this agreement during fiscal 2001.

On August 1, 2001, the Company purchased all of the outstanding shares of Mid-America. The Company commenced operations on August 1, 2001 under the Mid-America racing permit through September 30, 2001. The lease of the racing facilities between Mid-America and the Company was terminated as of the acquisition date. The results of operations of Mid-America from August 1, 2001 through October 31, 2001 are included in the results of operations discussed below.

Due to the seasonal nature of the business revenues and operating results for any interim quarter are likely not indicative of the revenues and results of operations for the year and, together with the effect of recent acquisition activity, are not necessarily comparable with the results for the corresponding period of the previous year.


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

SCIOTO DOWNS, INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITIONS AND RESULTS OF OPERATIONS
-------------------------------------------------------------------------------

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


RESULTS OF OPERATIONS

FISCAL YEAR 2001 COMPARED TO FISCAL YEAR 2000
Year-round simulcasting resulted in an increase in pari-mutuel commissions and breakage, pari-mutuel taxes, purses and simulcasting fees. Purse expense represents payments into the simulcast purse fund and purse payments. In addition, increases in operating revenues resulted from the purchase of Mid-America and inclusion of Mid-America operating revenues in the consolidated financial statements of the Company from the acquisition date. Revenue for the fourth quarter of 2001 increased by $4,156,314 due to this acquisition and year-round simulcasting. The 2001 numbers represent live racing from May through September and ten months of simulcasting versus only five months of simulcasting in 2000 and live racing May through mid-July 2000.

Revenue from pari-mutuel commissions and breakage increased by 81.2% or $4,893,760 due to an increase in overall handle. Pari-mutuel taxes increased 71.1% or $657,526 due to the increase in the pari-mutuel handle. Entry fees and purse monies added by others increased by 137% or $1,028,786, due to an increase in contributions from sponsors. Revenue from export signal, which includes in state and out-of-state, increased by 87.1%, or $238,229, due to an increase in the number of months that tracks imported Scioto's signal due to year-round simulcasting. Rental income decreased by $360,695 or 88.2% due to the termination of the facilities lease agreement between the Company and Mid-America as of the acquisition date. Tax abatement earned decreased by $144,549 or 39.1% due to the full utilization of the available tax abatement during July 2001.

As a result of enacted legislation, the Company and its nearest racetrack competitor, Beulah Park, could be open year-round conducting both live racing and importing in and out of state horse racing in competition with each other. In previous years, the Company and Beulah Park entered into an agreement not to be open at the same time. Pursuant to the agreement, during 2000, Beulah Park operated from the middle of September to the first of May, while the Company was closed. During this period of time, simulcasting revenues derived from Beulah Park when it was not conducting live racing was, after deduction of certain expenses, shared with the Company ($68,892 during 2000 and $70,180 during 1999). No live racing or full card simulcasting has been conducted at the Company's facilities since September 29, 2001.

The Company, as of September 2000, notified Beulah Park that it would not renew the agreement. Therefore, no revenue was earned related to this agreement during 2001. The reason for this is that the Company had applied and received permission from the Ohio State Racing Commission to open January 1, 2001 and offer simulcasting at its facilities on a year-round basis.

Operating expenses, such as salaries and wages, advertising, repairs and maintenance and other operating and general, increased in 2001. Salaries and wages increased $974,878 or 77.9% due to the hiring of additional personnel and year-round simulcasting. Advertising increased $182,531 or 58.4% due to

SCIOTO DOWNS, INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITIONS AND RESULTS OF OPERATIONS
-------------------------------------------------------------------------------

efforts to increase attendance and additional amounts spent on radio and television advertisements and promotions for special events and year-round simulcasting. Repairs and maintenance expense increased $221,214 or 81.0% due to an increase in the general maintenance program and year-round simulcasting. Other operating and general increased $875,920 or 55.8% due to an increases in utilities, tote rental and bad debt expense, partially offset by a reduction in tax penalties. Operating and general expenses for the year ended October 31, 2001 includes a write-off of $292,169 for estimated uncollectible amounts due from Mid-America pursuant to its lease with the Company.

Net interest expense increased by $46,670, the result of a decrease in interest expense of $8,344 and a decrease in interest income of $55,044. Interest decreased due to using operating cash for financing the shortfall in the dark day purse funds resulting in lower interest earning cash balances.

Income from racing operations decreased $964,683 due mainly to the reasons listed above.

Income tax expense increased from a benefit of $11,000 in 2000 to $79,790 in 2001, due primarily to losses generated from operations. The tax benefit represents the reversal of the prior year net deferred tax liability. The Company has recorded the valuation allowance against net deferred tax assets at October 31, 2001, as it deems it more likely than not that the deferred tax assets will not be realized.

Net loss increased from $230,013, or ($.39) per share in 2000 to $1,152,311, or ($1.93) per share in 2001, due mainly to higher operating costs, partially offset by higher revenue.

FISCAL YEAR 2000 COMPARED TO FISCAL YEAR 1999
Revenue from pari-mutuel commissions and breakage decreased by 3.1% or $193,761 due to a decrease in overall handle. Pari-mutuel taxes decreased 4.4% or $42,638 due to the decrease in the pari-mutuel handle. Entry fees and purse monies added by others increased by 9.4% or $64,655, due to an increase in contributions from sponsors. Revenue from export signal increased by 13.1%, or $31,669, due to an increase in the number of tracks importing Scioto's signal. The decline in average on-track attendance contributed directly to the decrease in admissions income of $9,686 or 8.1%. Rental income decreased by $99,660 or 19.6% due to changes in the amount paid by Mid-America related to the simulcast equipment loan and because Mid-America's meet was seven days shorter than in the prior year. Tax abatement earned decreased by $43,105 or 10.5% due to the decrease in handle for Mid-America.

As a result of enacted legislation, the Company and its nearest racetrack competitor, Beulah Park, could be open year-round conducting both live racing and importing in and out of state horse racing in competition with each other. In previous years, the Company and Beulah Park entered into an agreement not to be open at the same time. Pursuant to the agreement, during 2000, Beulah Park operated from the middle of September to the first of May, while the Company was closed. During this period of time, simulcasting revenues derived from Beulah Park when it was not conducting live racing was, after deduction of certain expenses, shared with the Company ($68,892 during 2000, $70,180 during 1999 and $70,915 during 1998). Overall, during 2000, wagering on live racing continued to decline, and the additional wagering on simulcast races helped to offset some of the decline in wagering on live racing. No live racing or full-card simulcasting has been conducted at the Company's facilities since September 16, 2000.

The Company, as of September 2000, notified Beulah Park that it would not renew the agreement. The reason for this is that the Company has applied and received permission from the Ohio State Racing Commission to open January 1, 2001 and offer simulcasting at its facilities on a year-round basis. The

SCIOTO DOWNS, INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITIONS AND RESULTS OF OPERATIONS
-------------------------------------------------------------------------------


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

Income tax expense decreased from $12,000 in 1999 to a benefit of $11,000 in 2000. The effective tax rate changed from 61% in 1999 to (5)% in 2000. The effective income tax expense rate of (5)% differs from the statutory federal rate of 34% due to a surtax exemption of 2%, permanent differences related mainly to tax penalties, which increased the statutory rate by 32%, and decrease in the statutory rate of 5% related to a difference in the rate at which the deferred tax assets and liabilities are recorded. The Company has provided an allowance against deferred tax assets not expected to be realized of $95,919.

Net loss increased from $31,673, or ($.05) per share in 1999 to $230,013, or ($.39) per share in 2000, due mainly to reduced revenues and higher operating costs.

LIQUIDITY AND CAPITAL RESOURCES
The Company has term debt outstanding of $2,775,578 at October 31, 2001, with monthly payments of principal and interest of $30,025 due through September 2013. Interest is fixed at 7.79%. The original proceeds were used to finance the clubhouse enclosure project in 1991 and to purchase simulcasting equipment in 1997. The Company has outstanding notes payable of $91,876 at October 31, 2001 that is due to the former shareholders of Mid-America, and is payable in $50,000 installments on August 1, 2002 and 2003.

The Company has a credit line with availability of $500,000, which had an outstanding balance of $200,000 and $0 at October 31, 2001 and 2000, respectively.

The Company generated a negative cash flow from operations during 2001 versus positive cash flows in 2000 and 1999. The net cash used by operating activities was ($1,162,940) for 2001 compared to a positive net cash position of $367,500 in 2000. This decrease was mainly due to the net operating loss of $1,152,311 for 2001, compared to a net operating loss of $230,013 for 2000. The Company is currently implementing plans to reduce costs and negotiate agreements where possible, to improve its cash flow. During 2000 and 1999, the Company paid cash dividends despite a net loss due principally to depreciation and amortization of $553,810 and $562,549, respectively. The 2001 loss included depreciation and amortization of $579,269, along with a write off of $292,169 for items due to Scioto Downs from Mid-America. During 2001, a dividend of $29,788 was declared and not paid until December 18, 2001.

SCIOTO DOWNS, INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITIONS AND RESULTS OF OPERATIONS
-------------------------------------------------------------------------------


RECENT DEVELOPMENTS AND OUTLOOK
During 2002, the Company will continue to pursue the development of off-track betting parlors, as state law allows. This effort is being undertaken with the other racetracks in Ohio. The construction of these parlors is considered to have a favorable impact on the Company's operations. During 2000, the Company invested $30,000 in the Mifflin Meadows off-track betting parlor.

The Company made a decision to pursue year-round simulcasting, and was given permission to do so by the Ohio State Racing Commission in November 2000. This year-round simulcasting began January 1, 2001. With the commencement of year-round simulcasting, Scioto Downs has invested in upgrading simulcast facilities. The Company expects total capital expenditures, including simulcast facility upgrades, will be $50,000 for fiscal year 2002. The Company expects to fund these capital expenditures through internally generated funds. Scioto Downs, based upon its decision to pursue year-round simulcasting, did not renew its agreement with Beulah Park, which was terminated September 17, 2000. The Company expects the revenue from its year-round simulcasting to exceed the amounts previously received under the Beulah Park agreement.

During 2001, Scioto Downs increased its efforts to identify tracks to receive export signal, and pursue additional tracks for signal import. The Company plans to continue these efforts during 2002.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION ACT OF 1995
The statements contained in this report under the caption "Recent Developments and Outlook" and other provisions of this report which are not historical facts are "forward-looking statements" that involve various important risks, uncertainties and other factors which could cause the Company's actual results for 2002 and beyond to differ materially from those expressed in such forward-looking statements. These important factors include, without limitation, the following risks and uncertainties: real or perceived adverse economic conditions, the impact of other forms of gambling, the outcome of litigation, the impact of changes in government regulations and the other risks described in the Company's Securities and Exchange Commission filings.

INFLATION
Inflation is not expected to materially impact the Company.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS
In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Accounting Standard (SFAS) No. 141 (SFAS 141), Business Combinations. This statement requires that business combinations in the scope of this statement are to be accounted for using one method, the purchase accounting method. The standard is effective for all business combinations initiated after June 30, 2001. This standard was applied to the Mid-America transaction.

In June 2001, the FASB issued SFAS No. 142 (SFAS 142), Goodwill and Other Intangible Assets. SFAS 142 provides that goodwill should not be amortized but should be tested for impairment at least annually using a fair-value based approach. SFAS 142 is effective for the Company beginning November 1, 2002. The Company will be required to perform a transitional impairment test under SFAS 142 for any goodwill recorded as of November 1, 2002. Any impairment loss recorded as a result of completing the transitional test will be treated as a change in accounting principle.

SCIOTO DOWNS, INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITIONS AND RESULTS OF OPERATIONS
-------------------------------------------------------------------------------

On October 4, 2001, the FASB issued SFAS No. 144 (SFAS 144), Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS 144 supercedes SFAS No. 121 and applies to all long-lived assets (including discontinued operations) and amends Accounting Principles Board Opinion No. 30, Reporting Results of Operations-Reporting the Effects of Disposal of a Segment of a Business. SFAS 144 develops one accounting model for long-lived assets that are to be disposed of by sale. This model requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less cost to sell. Additionally, SFAS 144 expands the scope of discontinued operations to include all components of an entity with operations that (1) can be distinguished from the rest of the entity and (2) will be eliminated from the ongoing operations of the entity in a disposal transaction. SFAS 144 is effective for the Company's first quarter in fiscal year 2003. The Company is currently evaluating the impact of adopting SFAS 144.